

14008618

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT 5 TO FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

PFG Fund III, LLC
(Exact name of issuer as specified in its charter)

Colorado
(State or other jurisdiction of incorporation or organization)

10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033; Phone: 303-835-4445
(Address, including zip code, and telephone number including area code of issuer's principal executive office)

6500	35-2484500
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.



PFG FUND III, LLC AMENDMENT 1 to FORM 1-A

December 23, 2014

ITEM 1. Significant Parties

(a)   Issuer's Directors;

Name	Business Address	Residential Address
Kevin Amolsch	10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033	15242 W Warren Dr Lakewood, CO 80228

(b)   Issuer's Officer;

Name	Business Address	Residential Address
Kevin Amolsch	10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033	15242 W Warren Dr Lakewood, CO 80228

(c)   Issuer's General Partners; N/A

(d)   Record owners of 5 percent or more of any class of the issuer's equity securities;

Name	Business Address	Residential Address
Pine Financial Group, Inc.	10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033	N/A

(e)   Beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Name	Business Address	Residential Address
Kevin Amolsch	10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033	15242 W Warren Dr Lakewood, CO 80228

(f)   Promoters of the issuer;

Name	Business Address	Residential Address
Kevin Amolsch	10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033	15242 W Warren Dr Lakewood, CO 80228

(g)   Affiliates of the issuer; None

(h)   Counsel to the issuer with respect to the proposed offering; None

(i)   Each underwriter with respect to the proposed offering; None

(j)   The underwriter's directors; None

(k)   The underwriter's officers; None

(l)   The underwriter's general partners; None

(m)   Counsel to the underwriter; N/A

ITEM 2. Application of Rule 262

   (a)   State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

          None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

   (b)   If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

ITEM 3. Affiliate Sales

   No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

   (a)   List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

          As of the date of this statement, no securities will be offered by underwriters, dealers or salespersons.

   (b)   List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

          Colorado. The methods by which the securities will be offered will include: direct mail, newspaper and magazines, email, phone and online media including pay-per-click, social media, and all other applicable sites.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

   (a)   As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: the name of such issuer; N/A

          (1)   the name of the issuer; PFG Fund III, LLC.

          (2)   the title and amount of securities issued; 100% ownership interest in PFG Fund III, LLC.

          (3)   the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; $5,000

          (4)   the names and identities of the persons to whom the securities were issued. 100% ownership interest in PFG Fund III, LLC issued to Pine Financial Group, Inc., the 100% beneficial owner of which is Kevin Amolsch. The transaction occurred on August 13, 2013.

   (b)   As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a). N/A

   (c)   Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption. In connection with the issuance of membership interests to Pine Financial Group, Inc., we relied upon the exemption from the registration requirements pursuant to the provisions of

Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. By virtue of Mr. Amolsch's relationship with us, he had access to all relevant information relating to our business and represented that he had the required investment intent. In addition, the securities issued bore an appropriate restrictive legend.

ITEM 6. Other Present or Proposed Offerings

PFG Fund II, LLC, which shares common ownership with the Issuer by Pine Financial Group, Inc., currently has an offering open to investors. The first Investor was accepted in October 2011. This is an equity offering exempt under Rule 505 of Regulation D. The minimum investment is $25,000 with an aggregate minimum offering of $100,000 maximum of $5,000,000. Purchasers of the LLC membership interests are entitled to an 8% preferred return on their principal investments plus a profit dividend once a year. Investors can exit with 90 days notice.

Pine Financial Group, Inc. has another offering open through PFG Acquisitions, LLC. This is an equity offering exempt under Rule 505 of Regulation D. The minimum investment is $25,000 with an aggregate minimum offering of $100,000 maximum of $5,000,000. Purchasers of the LLC membership interests are entitled to a 20% preferred return on their principal investments plus, all investors, in the aggregate are entitled to 50% of the profits. Pine Financial is not currently accepting subscriptions for this offering but may begin accepting investors in the future.

The unaudited financial statements of PFG Fund II, LLC, PFG Acquisitions, LLC and Pine Financial Group, Inc. are included in Part F/S of this Offering Statement.

ITEM 7. Marketing Arrangements

(a)   Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1)   To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; None

(2)   To stabilize the market for any of the securities to be offered; None

(3)   For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation; None

(b)   Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed. None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement (the "Offering Statement") as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection. None

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers. None

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Applicant has duly caused this Form 1-A to be signed on its behalf by the undersigned, as of _December 23_, 2014.

PFG Fund III, LLC (Applicant)

By: _____
Kevin Amolsch

Its: Chief Executive Officer, Secretary and Director

Pursuant to the requirements of the Securities Act of 1933, this Form 1-A has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Kevin Amolsch	Secretary and Director, Chief Executive Officer	
Kevin Amolsch	Director	
Kevin Amolsch	Treasurer, Chief Accounting Officer, Chief Financial Officer	

Pursuant to the requirements of the Securities Act of 1933, this Form 1-A has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Kevin Amolsch	Shareholder 100%	

December 23, 2014

Item 1. Cover Page

$5,000,000

PFG Fund III, LLC

10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033
Phone (303) 835-4445

Unsecured Notes with Minimum Term of 24 Months from Date of Issue

PFG Fund III, LLC ("PFG FUND III," the "Fund," the "Company" or "the Issuer"), a Colorado limited liability company, is offering, on a "best-efforts" basis up to $5,000,000 in principal amount (the "Offering") of unsecured, non-convertible, fixed-rate promissory notes (the "Notes") of PFG Fund III. The Offering will begin as soon as practicable following qualification of the Offering Statement and shall continue for a period of two (2) years, unless further extended by the Officers of Issuer. The Company's principal executive offices are located at 10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033.

Some of our material risk factors include:

- We were recently organized and have limited operating history.
- We currently have no assets and there may be a delay before we can generate sufficient revenue to pay interest on the Notes.
- If we cannot generate sufficient revenue and cease operations, you may lose your entire investment.
- We are highly dependent on our officers and directors.
- Investment in secured real estate lending is speculative and we will be highly dependent on the performance of the real estate market.
- Hard money lending of the type which we propose to engage in are higher risk than general real investment loans because these loans are based less on the creditworthiness of the borrower and more on the underlying collateral securing the loan. As such, hard money loans are subject to higher risks of default, which may affect our ability to make the payment obligations under the Notes.
- An Investor may request early redemption of its Note after 24 months, which may be granted by the Company based on availability of funds, but will be subject to a penalty of 1.5% of the principal amount being returned. After 48 months, an Investor may request redemption of its Note with 90 days notice without penalty subject to availability of cash on hand.

The Notes are non-negotiable and will be issued in the minimum amount of $25,000 and in any amount greater than $25,000. The Notes will be offered with a minimum term of 24 months from the date of issue, with a fixed interest rate of 8%. The Notes will automatically renew for successive 24-month terms with a right of redemption granted to the holder of the Notes after the initial 24-month term with at least 90 days written notice and subject to availability of cash on hand. After 48 months, an Investor may request redemption of its Note with 90 days notice without penalty subject to availability of cash on hand. The Company has the right, at its option, to call

any of the Notes for redemption before maturity in whole or in part, at any time or from time to time. If a Note is redeemed before maturity, the holder will be paid an amount equal to the face value of the Note plus any accrued interest through the date of redemption.

The Company will typically issue Notes on the same or next day, after deposit by the Company of the subscriber's payment check or receipt of a wire transfer and the check or wire transfer is collected by the Company's bank. See "Securities Being Offered" p. 21. Such rates are paid on all Notes issued between the start of business on that Monday and the close of business on the last Friday of that month. Interest is calculated and accrues daily.

Investor may request early redemption of its Note at any time after the initial 24-month term by giving the Company at least 90 days prior written notice. The Company, subject to available funds, may return the funds to the Investor upon expiration of the 90-day notice period subject to a penalty of 1.5% of the principal amount being returned. After 48 months, an Investor may request redemption of its Note with 90 days notice without penalty subject to availability of cash on hand. The Company cash position and the availability of cash to return to investors is based on monies that are currently in a liquid account. The Company's business is to make loans which are not liquid assets. If the Company's money is in loans and there is not enough funds in a liquid account, the Company would need to wait until the funds became available either from interest it collects on loans or one or more of its loans paying off in full. If the Company does not have available funds to honor Investor's redemption request upon expiration of the 90-day period, the Company will honor the redemption request and return the Investor's funds as soon as cash becomes available to the Company.

The Company is offering the Notes directly to investors through its own employees on an ongoing and continuous basis. The Notes will be issued at their principal face value, without a discount, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution" p. 11.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 2. Distribution Spread

	Price to Public	Underwriting Discount and Commissions	Proceeds to Issuer or Other Persons

Total	$5,000,000	$500,000	$4,500,000
Total Minimum	No minimum	$0	No minimum
Total Maximum	$5,000,000	$500,000	$4,500,000

*Although the Issuer does not currently have any agreement in place to sell the Notes through a licensed broker, the Issuer may consider engaging the services of a broker in the future.

Offering expenses to be borne by the Directors without consideration are estimated at approximately $10,000.

There will be no public market for the Notes. The Notes will not be transferable without the prior written consent of the Company. The Company's consent will be withheld for reasons considered appropriate by the Company. These reasons may include the Company's determination that such transfer might result in a violation of any state, Federal, or other applicable securities law. The Company reserves the right to withdraw or terminate the offering hereby at any time and may reject any offer to purchase Notes in whole or in part.

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Offering Statement has been qualified.

The date of this Offering Statement is December 23, 2014.

TABLE OF CONTENTS

THIS OFFERING STATEMENT CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO

THIS OFFERING STATEMENT CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING STATEMENT.

The Notes are being offered only in the state of Colorado and not in any jurisdiction where the offer is not permitted.

THE COMPANY
Exact corporation name: PFG Fund III, LLC
State and date of organization (incorporation): Colorado, August 13, 2013
Street address of principal office: 10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033
Company Telephone Number: (303) 835-4445
Calendar Year: December 31 (month) (day)
Person(s) to contact at Company with respect to offering: Kevin Amolsch

Item 3. Risk Factors

Any investment in the Notes offered hereby involves a significant degree of risk and is suitable only for investors who have no need for liquidity in their investments. You should carefully consider the risks described below and the other information in this Offering Statement before investing in our Notes.

General Risks

Forward-Looking Statements

Any statements made in this Offering Statement that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this Offering Statement represent management's best judgment as to what may occur in the future. However, the Company's actual outcome and results are not guaranteed and are subject to certain risks, uncertainties, and assumptions, including those listed below.

No Public Market for the Notes

Prior to this Offering, there has been no trading market for the Notes, and it is not expected that a trading market will develop in the foreseeable future. Therefore, any investment in the Notes will be highly illiquid, and investors in the Notes may not be able to sell or otherwise dispose of their Notes in the open market.

Absence of Insurance and Regulation

The Notes are not insured by any governmental or private agency, and they are not guaranteed by any public or private entity. Likewise, the company is not regulated or subject to the periodic examination to which commercial banks, savings banks and other thrift institutions are subject.

Factors Affecting the Company's Ability To Repay Notes

The Company's revenues from operations, the Company's working capital, and cash generated from additional debt or equity financings represent the Company's sources of funds for the repayment of principal at maturity and the ongoing payment of interest on the Notes. There can be no assurance that the Company will be able to pay the ongoing interest on the Notes and to repay the face amount of the Notes at their maturity. The

Company's ability to do so will depend on the availability of sufficient funds. If the Company does not have the funds to repay the holder of a Note, then such holder could lose all or a substantial portion of such holder's investment in the Notes.

Investment Delays

As of the date of this Offering Statement, our Officers have not identified definitively the first real estate secured loans to be funded from the proceeds of this Offering. There may be a delay between the time Notes are sold and the time the proceeds of this Offering are invested. Nonetheless; regardless of the delay, each Investor's Note will begin to accrue interest no later than 15 days from the date of their Note. The Company will borrow money or reduce Principal equity accounts to pay interest. No offering proceeds will be used for interest payments.

No Current Loans

The Company does not have any outstanding real estate loans currently being serviced and may not raise enough funds in the offering to provide the loans contemplated in the Offerings; thus investors could lose their investment.

No Sinking Fund for Redemption at Maturity

Because there will be no sinking fund established for the redemption of Notes at maturity, the Company may not have adequate cash from operations to redeem Notes as they mature.

Diversification Limited to Proceeds from Offering

Our diversification will be limited by the number of Notes sold and by future income from operations. Thus, most or even all of our available funds may be invested in a limited number of specific income producing loans.

No Operating History

Since we have no operating history, no significant assets and no current sources of financing, you may not have sufficient information to determine whether we will be able to implement our plan of operation. We were organized as a Colorado limited liability company on August 13, 2013. As such, as of the date of this Offering Statement, no operating history and no current sources of financing.

No Security or Indenture

The Notes are unsecured obligations of the Company. In addition, the Notes are not subject to an indenture agreement and subsequently, the interests of potential investors will not be protected by an independent trustee.

Risks of Investing in Small Capitalization and Early Stage Companies

We are an early state company with nominal capitalization. As such, we will be dependent on proceeds raised from this Offering to carry out our business plan and fund our operations. If we are not successful in raising proceeds from this Offering, we will not be able to carry out our business plan and our business will likely fail.

Limited Financial Statements

Because the Company is newly formed, the Company is able to provide only limited financial statements. Accordingly, prospective Investors will be required to make their investment decision based on this limited financial information regarding the Company.

No Reliance on Prior Performance of Officers

The past performance of our Officers cannot be relied upon as an indicator of future performance.

Substantial Leverage

The substantial indebtedness of the Company could adversely affect its financial position and prevent it from fulfilling its obligations under the Notes. After this Offering, the Company will have a significant amount of indebtedness. The Company's substantial indebtedness could have important consequences to any investor in the Notes. For example, it could:

- limit the Company's ability to borrow additional funds or obtain additional financing in the future;
- limit the Company's ability to provide loans;
- limit the Company's flexibility to plan for and react to changes in its business and industry; and
- impair the Company's ability to withstand a general downturn in its business and place it at a disadvantage compared to its competitors that are less leveraged.

In addition, the Company's high level of debt requires it to dedicate a substantial portion of its cash flow to pay principal and interest on its debt, which will reduce the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes.

Financial Failure Hinders Payment on Notes

An investment in the Notes, as in any type of security, involves insolvency and bankruptcy considerations that investors should carefully consider. If the Company becomes a debtor subject to insolvency proceedings under the bankruptcy code, it is likely to result in delays in the payment of the Notes and may delay enforcement remedies under the Notes. Provisions under the bankruptcy code or general principal of equity that could result in the impairment of an investor's rights include the automatic stay, avoidance of preferential transfers by a trustee or debtor-in-possession, substantive consolidation, limitations of the ability to collect unmatured interest or attorneys' fees and forced restructuring of the Notes.

Recharacterization of Notes; Insolvency of the Company

Under any applicable law, the Notes have the risk of being recharacterized as equity interests in the Company, and the Investors thus being treated as owners of equity interests in the Company. In which case, in the case of insolvency or liquidation, the Investors, as owners of equity interests in the Company, may be treated as general creditors with last priority for purposes of liquidating distributions made in connection with insolvency.

Conflicts of Financial Interests of Principals

The Company's sole officer and director, Kevin Amolsch, is the sole principal (the "Principal") of the Company and, as such, he may have a conflict of interest between his responsibility to manage the business to business loans of the Company for the benefit of the Investors and providing himself with a return on his investment in the Company. Pine Financial Group, Inc. is the manager to two other hard money funds. The first one is Pine Investments, LLC, a 505 Reg. D offering. Pine Investments, LLC ("Pine Investments") makes the type of loans contemplated by PFG Fund III in connection with this Offering. Pine Investments makes loans in both Colorado and Minnesota. The securities offered through Pine Investments are equity securities, with all profits payable to the

members. Pine Financial Group, Inc does not currently taking a management fee in connection with its management duties with Pine Investments. The other fund managed by Pine Financial is PFG Fund II, LLC. It makes loans similar to Pine Investments. Pine Financial Group is paid an annual management fee equal to 2% of the total funds invested under management. All remaining profits are paid to the fund investors.

Below is a table detailing historic information for both Pine Investments, LLC and PFG Fund II, LLC:

	Date Formed	Number of Loans Funded	Total Amount of Loans Funded	Total number of Defaults	Total Amount of Defaults
Pine Investments, LLC	10/10/2009	140	$34,655,700.00	4	$539,700.00
PFG Fund II, LLC	9/1/2011	75	$24,392,600.00	1	$94,500.00

If Pine Investments, LLC or PFG Fund II, LLC is not in a position to fund a loan, Pine Financial Group, Inc will broker and service a note to a small group of individual investors. Below is a table detailing the historic information for loan originated and serviced by Pine Financial Group, Inc that was not funded by either Pine Investments, LLC or PFG Fund II, LLC:

	Date of First Loan Funding	Number of Loans Funded	Total Amount of Loans Funded	Total number of Defaults	Total Amount of Defaults
Individual Loans	11/7/2008	519	$83,177,250.00	8	$1,295,900.00

Pine Financial Group, Inc has charged the borrower origination fees on each loan it has originated. Pine Financial has also charged a servicing fee to both individual investors and to each of the funds it manages and has charged PFG Fund II, LLC a management fee. Below is a chart of these income-producing activities for the year 2013:

Loan Origination Fees (charged to borrowers)	$1,152,350.00
Loan Servicing Fees	$274,617.00
Fund Management Fees	$77,265.00

In addition to the foregoing entities, Pine Financial is also the manager of a single purpose LLC, which is currently developing a 80-acre mixed used property in Brighton, Colorado. We will not be raising any additional money for that project. Kevin Amolsch and his wife Stephanie Amolsch are equal owners of an LLC through which rental properties are held. That LLC, Advantage Homes, LLC, currently owns or controls 20 properties totaling 49 rental units.

Conflicts of Time Interests of Principal

The Principal will be free to manage and advise accounts other than the Company's account, and may establish, operate, or provide services to, investment vehicles similar to the Company. While the Principal will provide the Company with such time, care and attention as he reasonably believes is necessary for the successful operation of the Company, the Principal will be under no obligation to spend any particular amount of time, care or attention on the business or operations of the Company.

The Principal is active in other business endeavors. Accordingly, he will not devote his full attention to the operations of the Company, but will give such time as is reasonably necessary for the management of the affairs of the Company. The Principal and any officers, managers, members, and employees of such persons may engage in transactions or investments, or cause or advise other customers to engage in transactions which may differ from, or be identical to, the transactions engaged in by the Company.

Conflicts of Investment Interests of Principal

The Principal shall not have any obligation to engage in any transaction for the account of the Company or to recommend any transaction to the Company which the Principal, his affiliates or any of the officers, managers, members or employees of such persons may engage in for their own accounts or the account of any other customer, except as otherwise required by applicable law. Furthermore, the Principal may determine that certain investments made for his other customers or accounts are inappropriate for the Company.

Capitalization

The Principal will make a nominal equity investment in the Company. Should the Company default on any of the payments due under the Notes; the Company will possess minimal equity capital and minimal assets in excess of the Investors' investments. Furthermore, if the Notes are recharacterized as equity interests in the Company by judicial determination or other governmental determination, in the case of insolvency or liquidation, the Investors, as owners of equity interests in the Company, may be treated as general creditors with last priority for purposes of liquidating distributions made in connection with insolvency. With nominal capitalization, any liquidating distribution will be inadequate to return the Investors' principal of their investments.

Dependence on Officers

The Company is substantially dependent on the services of our Officer. In the event of the death, disability, departure or insolvency of our Officer, the business of the Company and some of its investments may be adversely affected. The Officer devotes such time and effort, as he deems necessary for the management and administration of the Company's business. However, he will continue to engage in various other business activities in addition to managing the Company and some of its investments and, consequently, will not devote his complete time to the Company's business. Since the Officer will make all investment and management decisions, you should only purchase our Notes if you are comfortable entrusting them to make all decisions regarding the hard money loans that will be acquired with the proceeds of this Offering. Except as otherwise set forth in our Operating Agreement, our Officer will have the sole right to make all decisions with respect to our business operations. Investors will not have an opportunity to evaluate the specific hard money loans that will be acquired with the proceeds of this Offering or with future operating income. You should not purchase Notes unless you are willing to entrust all aspects of our management to our Officer.

Investment Company Act of 1940

The Company intends to avoid becoming subject to the Investment Company Act of 1940, as amended. Specifically, it is the Company's position that it does not fall within the definition of investment company under Section 3(a)(1) of the Investment Company Act. Even if the company does meet the definition of investment company under Section 3(a)(1) it is excluded from that definition by virtue of Section 3(c)(5)(C) of the Investment Company Act, which excludes from the definition of an Investment Company "(5) Any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in one or more of the following businesses: (C) purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." Because the Company will not be issuing redeemable securities, face-amount certificates, or periodic payment plan certificates and because it will be engaged primarily in the origination and acquisition of mortgages, it is the Company's contention that it is not an Investment Company. Although it is the Company's firm belief that it is not an Investment Company, it cannot assure Investors that under certain conditions, changing circumstances or changes in the law, it may not become subject to the Investment Company Act of 1940 in the future. Becoming subject to that Act could have a material adverse effect on the Company. It is also probable that the Company would be terminated and liquidated due to the cost of registration and operation under the Act.

Investment Advisers Act of 1940

The Company intends to avoid becoming subject to the Investment Advisers Act of 1940 (the "Investment Advisers Act"), as it is the Company's contention that it does not fall within the definition of an "Investment Adviser" and therefore does not fall within the regulations of the Investment Advisers Act. Specifically, Section 202(a)(11) of the Investment Advisers Act defines an "Investment Adviser" as "any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities." The Company's primary business is in the origination and acquisition of mortgage loans, not in advising others as to the value of securities or as to the advisability of investing in securities and therefore the Company does not fall within the definition of an "Investment Adviser" covered by the Investment Advisers Act.

Officers Indemnified

Our Officers will be indemnified by the Company for their good faith actions. Under the Company's Operating Agreement, our Officers are not liable to the Company for any act or omission that they determine, in good faith, is in the best interest of the Company, except for acts of negligence or misconduct. Under certain circumstances our Officers will be entitled to indemnification from the Company for certain losses.

No Attorney or Accountant Representation

We are not providing Investors with representation by attorneys and accountants. The Company, its Investors and the Officers are not represented by separate counsel. The legal counsel and accountants for the Company have not been retained, and will not be available, to provide legal counsel or tax advice to Investors. Therefore, prospective Investors should retain their own legal and tax advisors.

Tax Consequences

There are risks associated with the tax aspects of an investment in the Company that are complex and will not be the same for all prospective investors. Each prospective investor is advised to consult its own tax advisors before investing in the Company.

The Officers believe that the Company's debt should be classified as a bond purchase, and to that end the

Officers fully expect that the interest payments will be considered ordinary income and subject to the progressive tax system and tax rate that applies to the Investor.

Potential investors should also be aware that the Company is not a so-called "tax shelter" investment intended to generate net losses that could be used to offset income from other sources. It is, therefore, expected that the cash distributions to investors generated from the Company's activities will not be classified by the IRS as "passive" income, notwithstanding the general rule that income derived by an Investor is passive in nature. As a result, it is expected that an Investor will not be able to use passive losses from other sources to offset Company interest payments.

Federal and state tax laws are changing continuously as a result of new legislation, new regulations, and new administrative and judicial pronouncements. These changes may affect the Company and its Investors. All tax matters affecting the Company and, through it, its Investors, are and will be subject to such change. Potential Investors should discuss the particular tax implications for them of any investment in the Company with their tax advisors. See "Federal Income Taxation."

Early Prepayment of Notes

The Company reserves the right to make early repayment to any and all Investors before the maturity date set forth in the Notes without any additional payment or fee to the Investor. This means the Company has the right to hold the Investor's money until the end of the maturity date set forth on the Notes or to make early repayment at its discretion without any penalty.

Arbitrary Value of Debt Securities

The interest rates associated with each promissory note is arbitrarily assigned by the Company. It is not influenced by appraisals, licensed broker advice, legal counsel, and/or any other form of qualified evaluation.

Risks Related to Real Estate Lending

Risks of Hard Money Lending

Because the majority of loans we intend to issue are hard money loans, we will be subject to a higher degree of risk than if we provided traditional loans. Hard money loans are subject to higher risks of default. A hard money loan is made based more on the collateral (i.e., property) to secure the loan than on the credit worthiness of the borrower. Instead of evaluating a loan's risk based on a borrower's financial position, we will look more to the asset backing the loan. As a result, traditional hard money borrowers do not qualify for traditional loans and have to turn to hard money lenders for funding. By their nature, these borrowers are at higher risk of default. As a result, we may be subject to a higher risk of default, which will result in costs of foreclosure to recoup the principal of the loan. If we have difficulty foreclosing on the property securing the loan or if we are caught in a down market and are unable to resell the property at a sufficient price to recoup the principal of the loan, we will experience a loss on the subject loan, which will affect our ability meet our payment obligations on the Notes.

Risk of Defaults

If we experience higher levels of defaults, delinquencies or losses from loans we issue than we anticipate, our profitability may be impaired. In the event that our portfolio of loans funded by the Proceeds of this Offering experience greater defaults, higher delinquencies or higher net losses than anticipated, our income could be negatively affected and our ability to distribute profits could be impaired.

Insufficient Securitization

If we are forced to foreclose on a defaulted loan, the proceeds from the foreclosure of the underlying property securing the loan may be inadequate to cover the principal amount of the loan resulting in loss and our income could be negatively affected and our ability to distribute profits could be impaired.

Competition

The real estate lending business is highly competitive. Due to the nature of real estate lending, our profitability resulting from that aspect of our business will depend to a large degree upon the future availability of secured loans. We will compete with investors unrelated to us, institutional lenders and others engaged in the real estate lending business, some of whom have greater financial resources and experience than we do. Because real estate lending is a highly competitive business and institutional or other lenders may have other advantages over us in conducting their business and providing services to potential borrowers.

Interest Rate Risk

If interest rates rise above the average interest rate being earned by our loan portfolio or if interest rates rise such that the real estate market becomes depressed, your investment may be adversely affected. Real estate lending rates are subject to abrupt and substantial fluctuations. If prevailing interest rates rise above the average interest rate being earned by our loan portfolio, investors may wish to liquidate their investment in order to take advantage of higher returns available from other investments but may be unable to do so.

Government Regulation

Our failure to comply with all applicable state regulations governing the making of loans to borrowers in a particular state, including regulations concerning a lender's advertising and marketing efforts, and the proper securitization or our loans could impact our ability to fund or enforce our loans in that state, which would have an adverse impact on our profitability. States may have differing regulations and rules that govern the activities of lenders who make loans to borrowers within that state. These regulations and rules may affect, among other things, the nature of advertising and other marketing efforts that a lender can engage in to solicit borrowers and the manner in which loans are closed and serviced. Our Managers will undertake efforts to comply with all applicable regulations and rules in each state that govern our lending activities in that state. If we fail to comply with all such regulations and rules in any particular state, it could impact our ability to fund or enforce our loans in that state, and thus adversely impact our yield.

Accounting and Collection Errors

If we experience problems with our accounting and collection systems, our ability to pay interest on the Notes may be impaired. Potential problems with our in-house loan accounting and collection systems could materially and adversely affect our collections and cash flows. Any significant failures or defects with our accounting and collection systems could adversely affect our results of operations, financial conditions and cash flows and our ability to distribute profits to the Members.

THE FOREGOING LIST OF RISK FACTORS AND POTENTIAL CONFLICTS OF INTEREST REPRESENT A COMPLETE EXPLANATION OF THE MATERIAL RISKS AND OTHER FACTORS INVOLVED IN THIS OFFERING. POTENTIAL INVESTORS SHOULD READ THIS OFFERING STATEMENT IN ITS ENTIRETY BEFORE DECIDING TO INVEST IN THE COMPANY.

Item 4. Plan of Distribution

The Notes will only be offered in the state of Colorado. The Company currently plans to sell the Notes

directly through its current sole Officer and Director, Kevin Amolsch. Although there are no current agreements in place to sell the Notes through an underwriter or selling agent, the Issuer may consider this option in the future. As of the date of this Offering, the securities will be sold solely by Kevin Amolschwho, under the safe harbor provisions of Rule 3a4-1(a) of the Exchange Act, is deemed not to be a broker and therefore not required to be licensed to market the securities. In order for the safe harbor to apply, each of three preliminary requirements and one of three alternative sets of conditions must be satisfied.

The three preliminary requirements are:

1.   The associated person must not be subject to a statutory disqualification, as defined in Section 3(a)(39) of the Exchange Act, at the time of his or her participation in the sale of the issuer's securities.

2.   The associated person must not be compensated in connection with the sale of the issuer's securities by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities.

3.   The associated person must not be an associated person of a broker or dealer at the time of the sale.

In addition the foregoing three preliminary requirements, an employee or officer must meet at least one additional condition to qualify for the safe harbor, which includes the condition that sales duties be limited in frequency and proportion, which require that the following three conditions be met:

Sales Duties Are Limited in Frequency and Proportion: Under this exception, three conditions must be satisfied:

a.   The associated person primarily performs or is intended primarily to perform at the end of the offering substantial duties for or on behalf of the issuer otherwise in connection with transactions in securities.

b.   The associated person was not a broker or dealer, or an associated person thereof, within the preceding 12 months.

c.   The associated person does not participate in selling an offering of securities for any issuer more than once every 12 months (other than in reliance on the other two exceptions in 2(a) and (b) above).

In this particular circumstance, we feel that Mr. Amolsch will fall within the safe harbor provisions exempting him from the broker licensing requirements for selling the securities. Specifically, Mr. Amolsch is not subject to any statutory disqualifications, will not be compensated for his marketing efforts, and will not be an associated person of a broker at the time of the sales. In addition, Mr. Amolsch's marketing duties will be limited in frequency and proportion as Mr. Amolsch will have substantial operational duties involving the Company's business following the offering, he will not be a broker or dealer nor an associated person of a broker or dealer in connection with the transactions.

The Notes will be offered on an ongoing and continuous basis by the Company, with no minimum amount to be sold and, therefore, there is no arrangement for the return of funds to subscribers if all of the Notes to be offered are not sold.

Item 5. Use of Proceeds

If the maximum dollar amount of Notes is sold, the proceeds from this Offering will be used in order of priority and proportionally, as follows:

	Amount	Percentage
Total Proceeds	$5,000,000	100.00%
Less: Offering Expenses		
Commissions & Finders Fees*	$500,000	10.00%
Legal & Accounting	0	0.00%
Printing & Advertising	0	0.00%
Net Proceeds from Offering	$4,500,000	100%
Use of Net Proceeds		
Fund Real Estate Loans	$4,466,250	99.25%
Operating Expenses**	$33,750	.75%
Total Use of Net Proceeds	$4,500,000	100.00%

*Although the Issuer does not currently have any agreement in place to sell the Notes through a licensed broker, the Issuer may consider engaging the services of a broker in the future.

**Operating expenses may include accounting and banking expenses. The operating expenses were arbitrarily determined based on what management felt was the ceiling for such expenses for this type of business.

- *General Statement Regarding Amounts* - The amounts furnished in this table are estimates and are unsubstantiated.

The Director is paying directly for the costs of the Offering and no portion of the proceeds from the Offering will be used for this purpose. The Company does not intend to use the proceeds to discharge any indebtedness incurred by the Company prior to this Offering. However, proceeds may be used for future repayment of Notes. Using proceeds for future repayment of Notes would decrease the amount the Company has available for investment. Offering proceeds will not be used to pay interest on the notes.

If there is a default there will be added costs to the company. Information on default rates and expenses to reposes a property is expanded on in Item 6 "Description of Business". Company management will handle all aspects of the repossession process and asset liquidation.

Capitalization

The following table sets forth the capitalization of the Company as of the date of this Offering Statement and the capitalization of the Company upon completion of the Offering, assuming that the full dollar amount of Notes offered hereby are sold:

	Amount Outstanding as of December 23, 2014	Amount Outstanding if All Notes Are Sold
Debt		
Short-term debt	$0.00	$0.00
Long-term debt	$0.00	$5,000,00.00
Accounts payable	$0.00	$0.00
Demand note payable	$0.00	$0.00
Total debt	$0.00	$5,000,000.00
Equity		
Owner's equity:		

Membership Interests	$5,000.00	$5,000.00
Retained earnings	$0.00	$0.00
Total Owner's equity	$5,000.00	$5,000.00
Total capitalization	$5,000.00	$5,005,000.00

The Company expects to engage periodically in additional private or public financings of a character and amount as may be determined by the Company in the future and as the need arises.

Item 6. Description of Business

The Company was formed to engage in the business of providing short-term secured real estate lending in Colorado and as the Company's operations expand, loans may be made on properties located in other states as the market evolves, ("Hard Money Lending") to real estate investors. Through our affiliation with Pine Financial Group, Inc. ("Pine Financial"), we will have access to a large database of potential borrowers, which currently stands at approximately 4,000 in Colorado, and plan to make short-term secured rehab loans ("Hard Money Loans" or "Loans") to these potential borrowers and other borrowers. This database was compiled by collecting email addresses from people that have shown interest in our loan or in fixing and flipping houses. These email addresses have come from offline networking events, online networking forums, and our website. Most of these prospects have not yet been qualified to borrow from us. They are simply people in the areas in which we lend that have shown interest.

Our loans will have maturity dates of nine months to two years from the origination date. We do not charge prepayment penalties and it is not uncommon for our borrowers to pay off the loan prior to maturity. The note rate is 15% annual, with interest only payments due monthly. If we do not get a monthly payment by the end of the fifth day of the month it is due, there is a late fee charged in the amount of 10% of the payment amount. If there is a payment default, the borrower will receive a demand letter stating: (a) that there is a default, (b) the amount needed to cure the default which will be the payment plus the late fee, (c) the date which the default must be cured which is 5 days from the receipt of the demand letter, and (d) that failure to cure the default will result in acceleration of the full loan amount. We do not currently have maximum or minimum loan amounts or total amounts that we will loan to one borrower.

The Fund will be managed by Pine Financial through its sole principal Kevin Amolsch. Pine Financial is an established lender based in the Denver area with a proven track record. To date Pine Financial has originated 734 loans worth $142,225,550.00. Out of these loans, Pine Financial has had 13 loans, totaling $1,930,100.00, which resulted in foreclosure or deed in lieu of foreclosure. We have sold 100% of the properties we repossessed and it is the Company's intent to sell all future properties repossessed either through the foreclosure processes or deed in lieu of foreclosure. This is the fourth offering and the third real estate lending fund that Pine Financial has formed and managed.

Pine Financial's ability to evaluate potential loan candidates and underlying assets stems from Kevin Amolsch's (Pine Financial's principal) experience in Colorado. Mr. Amolsch started analyzing private money loans while working at Lassiter Mortgage before starting Pine Financial Group, Inc in 2008. As the founder and owner of Pine Financial Group, Inc, Mr. Amolsch was responsible for reviewing every loan that was considered and approved by Pine Financial. Of those, 516 loans worth $101,123,865 have been in Colorado. Under Mr. Amolsch's leadership, Pine Financial has only taken 11 properties, out of the 677 loans originated, back through foreclosure or deed in lieu of foreclosure for a default rate of 1.62%. Of the 11 defaults resulting in repossession, 3 have been foreclosure and 8 have been deed in lieu. The deed in lieu takes about 7 days to complete at a cost of $150 to $200. The foreclosure process takes between 5 and 6 months in Colorado and will cost the company between $3,500 and $4,000. (The last invoice received for a full foreclosure was dated February 14, 2014 from Robert Simpson for $3,913.20 in El Paso County and is provided as an exhibit.) Pine Financial will handle all aspects of the repossession and liquidation process for all defaults.

In the next 12 months, the Company will fund Hard Money Loans as funds from this Offering readily become available. As the Company awaits for funds to be raised pursuant to this Offering, it will identify and evaluate Loans for funding. Proceeds from the offering will satisfy cash requirements for the next 12 months since Company's business does not require high overhead expenses.

The Company may do everything necessary and suitable for the accomplishment of the primary purpose or any other purpose, which we may accomplish, which shall, at any time, appear conducive to, or expedient for, the protection or benefit of the Company.

Company Objective

PFG Fund III, LLC was formed to offer passive investment opportunities to qualified investors. We will focus on providing a very specialized loan to a small group of borrowers. The Fund's primary objectives are:

- Generate significant profits by lending to rehab investors with short-term loans at high interest rates in Colorado and other states as the Company expands.
- To become the most reliable and well-known rehab lender in Colorado and other states as it scales.
- Realize profits and a high rate of return for investors from day one.

Mission Statement

To provide a high-yield and secure investment while supporting the community through property rehabilitation.

Investment Criteria

Our typical Loan will be made to a real estate investor intending to buy and repair a single family home. Occasionally we will finance small, established builders with new construction projects. These are typically financially stable borrowers with years of building experience. Our borrowers will typically have good credit, income to support the loan, and liquid reserves in case something goes wrong. We loan the purchase and repairs, but never loan more than 70% of the property's after repaired value (ARV). After repaired value is determined by an independent third party appraiser. Our interest rates are high because we believe there is a high demand for rehab loans. Our loan guidelines are as follows:

- Up to 70% of the after repaired value
- Up to 100% of purchase and repairs
- Residential detached 1-4 family homes (*exceptions apply)
- Borrower must have a 680 credit score (**exceptions apply)
- Borrower must have 6 months of payment reserves in a liquid account
- Borrower must document income
- Full appraisal required on every deal (***exceptions apply)
- Repair money is held in escrow and released in draws as the work is completed
- Borrower must have experience or be working with someone with experience

*In a very rare case we will make loans on other types of real estate. Currently we do not favor condos or townhomes but may consider these in the future. We also do not generally lend on land or commercial buildings but will consider with enough collateral to secure our position.
** There are exceptions to our minimum credit requirement if the borrower has compensating factors. Examples of these factors include a high amount of liquid reserves or lower loan to value levels. These exceptions are made on a case-by-case basis by management.

*** There is an exception to our appraisal requirement. We will not require a full appraisal if we are at or below 50% of the property's value based on our opinion of recently sold comparables.

We only loan in a senior lien position. Any liens, with the exception of Government or Homeowners Associations liens, placed on a property that we have a loan on will be subordinate to us. There will not be construction or any other type of loans in additional to our loans that would take a priority position. We require a lender title policy on every deal we do that insures our senior lien position.

Market Discussion

The Industry

There is a high demand for private money rehab loans because it is the only type of financing available for many real estate investors. A rehab loan is a loan used to purchase a distressed property and make repairs. This is true for 2 primary reasons:

(a) *High Leverage* - Private money lenders are more concerned with the deal than the amount of down payment. Conventional lenders will typically require a 20% or more down payment from the real estate investor. Some private lenders will approve loans with no down payment at all.

(b) *No Income* - Because these are short term loans private lenders are less concerned with a debt to income ratio and more concerned with a sold strategy to pay back a loan. Conventional lenders and banks have strict debt to income ratio requirements which range from 36% to 45%. A debt to income ratio is calculated by taking the total monthly debt coverage divided by the borrower's income. Some real estate investors do not show a consistent income and therefore cannot borrower conventional money.

A typical hard money borrower is a small real estate developer that is either fixing and flipping houses or building new residential real estate. We see typical hard money borrowers stick to one to four family residential properties. Typical hard money borrowers can be anything from extremely qualified with great credit, income and assets to very little income, assets and bad credit. Small real estate investors borrow from hard money lenders because of the high leverage lending, the ability to close quickly, the flexibility with the underwriting as discussed in the investment criteria section above or a combination of the three.

Default rates with hard money loans and hard money lenders vary. To date, loans originated by Pine Financial Group, Inc have defaulted 1.77% of the time. Traditional loan defaults also vary. According to the FHA Single Family Outlook Report dated January 2013 the default rate in January 2014 for FHA loans was 9.5%. According to Fannie Mae's 2013 Credit Supplement Report dated February 21, 2014,the cumulative defaults (serious delinquent) for single family loans is 2.38%. This is the most recent information from Fannie Mae and FHA that is available.

Real estate investors are very active right now with the number of fundamentally strong deals that are available today. See below for more detail. We are seeing investors incorporating both buy-and-flip (buying a house to resell) and buy-and-hold (buying a house to keep as an investment and rent to a tenant) strategies when acquiring properties. Although our loan terms do not vary, our loans would work for either strategy.

The Markets: Colorado and other markets

There are several solid reasons we believe Colorado is a great place to be lending money. Colorado is one of very few markets that had minimal impact to the recent housing bubble because Colorado does not seem to experience the booms and busts other areas have seen. According to Zillow, since January 2007 there has been a $37,000 difference in median home values in Colorado ($213,000 to $250,000) while the average United States

median home value has varied $65,000 ($154,000 to $219,000) over the same time period. Some markets have seen extreme variation since 2007 including Nevada with a $168,000 median variation since 2007 ($125,000 to $293,000). The officers of Pine Financial Group have been investing and doing business in Colorado for the last 13 years.

Although the inventory is tight, there are several good areas where there is a significant spread between wholesale (foreclosures/short sales) and retail (nice rehabbed homes) prices. Based on research done by Your Castle Real Estate, a Denver area real estate company, over the last 24 months, the average fix and flip margin has increased from roughly $80,000.00 to roughly $102,000.00. As of the end of Q3 2013 the average margin was $104,788 which may indicate this upward trend will continue. The margin is based on properties that were purchased and sold within 12 months and only includes what the investor paid for the house and what they sold it for (no other operating or construction costs is included in this data). According to Your Castle data we are also seeing an upward trend in the number of fix and flips completed per quarter. The overall average is 335 deals a quarter while the average over the last 24 months has increased to 420 deals per quarter in the Denver Metro area. We are also starting to see an increase in the size of deals successful investors are doing. Our average loan size over the life of Pine Financial Group, Inc is $185,800.00 and in the last 12 months this has increased to $296,000.00. It is the Fund's intention to loan in Colorado and as the Fund's operations expand, loans may be made on properties located in other states as the market evolves. The data provided by Your Castle Real Estate is provided in the Exhibit section. It was compiled using data from the multiple listing service (MLS), that real estate professionals with a paid subscription has access to. MLS data is collected by all real estate agents and Realtors who input the statistics from their transactions. Your Castle employees sift through this data to compile statistics that it provides to its clients and agents.

Sales and Marketing Approach

All loans will be originated, serviced, and underwritten on behalf of PFG Fund III, LLC by Pine Financial. Pine Financial plans on running pay-per-click advertising campaigns through Google and Facebook as one of its principal marketing strategies. These advertisements will drive potential borrowers to our websites where they have the potential of entering our sales funnel with the potential of becoming clients. Pine Financial will also post online classified advertisements each week as well as leverage its memberships in various area investment clubs where we plan on passing out flyers to potential borrowers and will seek exposure to potential clients via the groups' websites. Finally, Pine Financial will host a variety of educational events including monthly networking meetings as well as Hard Money Lending and other educational classes. If needed we can expand the marketing with additional speaking engagements, classes and a direct mail campaign.

Pine Financial has a commission-based sales force in Colorado and Minnesota. Having a sales team allows us to attend multiple networking groups and provide a high level of service to our clients. Because of its positive reputation, Pine Financial has generated the majority of its business from repeat clients and new referrals and is often asked to speak to groups about its loans and contributions to the real estate investment community.

Loan Process

PFG Fund III will act as a private wholesale mortgage company lending money to the borrowers through a retail channel of mortgage brokers. The primary broker will be Pine Financial, the managing member of PFG Fund III. We will be flexible and open up lending opportunities through other brokers as we see fit. All loans originated will be underwritten pursuant to the same guidelines and Pine Financial will personally interview all potential borrowers. All fees paid to mortgage brokers will be paid by the borrower and PFG Fund III will have no commission expenses. In addition, no fees will be payable to Pine Financial Group if PFG Fund III elects to purchase previously originated loans or utilize its services.

Because PFG Fund III will act as a private lender, it will not be held to the same lending standards

institutional lenders are held to. A typical institutional lender will follow Fannie Mae and/or Freddie Mac underwriting guidelines. Hard money lenders are all privately funded companies making loans to non-owner occupied borrowers. There are no standard underwriting guidelines for hard money lenders, except that most hard money lenders, as a practical matter, only loan to non-owner occupied borrowers and most adhere to a 70% or less loan to value ratio. Please see the table below under the competition section to see what other hard money lenders are doing in Colorado. Many hard money lenders do not even pull credit reports or document assets or income of the potential borrower.

Competition

The Company faces competition from typically two sources: (a) institutional lenders (such as banks or credit unions) and (b) other private investors. Regarding institutional lenders, the current borrowing climate involving institutional lenders is highly restrictive. According to the Fannie Mae frequently asked questions page and the underwriting guideline Eligibility Matrix taking effect January 1, 2014, some of the restrictive guidelines to real estate investors include: (these guidelines are based on a single family purchase, 30 year fixed rate loan)

- 85% loan to value
- They will not loan any cost of construction
- 680 credit score (mid score of all three credit bureaus)
- 6 months of Principal, Interest, Taxes, and Insurance in liquid reserves
- Maximum loan of $417,000
- No foreclosures in the last 7 years
- No bankruptcies in the last 4 years
- Property cannot be titled in the name of an LLC, Corporation or Trust

This is just a sample of the restrictive guidelines. The Fannie Mae Selling Guide (commonly known as the underwriting manual), is 1,310 pages of guidelines. According to the clients we have interviewed, conventional lenders and banks are currently difficult and fickle to work with regardless of the investor's creditworthiness or collateralizing assets. The Fund was specifically created to fill the void created by the strict conventional environment.

Below is a chart comparing the terms of our Loans with those of what we perceive as our principal competitors in the Colorado market. These are all considered non-traditional or private money lenders. This data comes from interviews with the lenders or, where possible, directly from their websites.

Company	LTV	LTC	Points	Rate	Term (months)	Frequent Borrower Discounts
PFG Fund III, LLC	70%	100%	4	15.0%	9	yes
Merchants Mortgage	NA	80%	2.25	10.0%	12	no
CML Lending	70%	100%	4	13.5%	12	no
McClain Financial	70%	100% of purchase 70% of repairs	5	16.9%	6	no
Investor's Choice Funding	70%	100%	4	15%	9	yes
Momentum Funding	70%	100%	4	13.50%	4	no

PFG FUND III, LLC OFFERING STATEMENT

- LTV means loan to value (appraised value).
- LTC means loan to cost to include both purchase price and repairs.
- Points are the upfront fees required by the borrower.
- Rate means the annual rate.
- Term means the amount of time before a loan must be repaid.
- Frequent Borrower Discounts refers to discounts offered by a lender to frequent borrowers to generate repeat business.

We believe that our biggest competitive advantage will be our network and reputation already established by Pine Financial. Our Manager has an extremely positive reputation for getting deals done. We understand that building relationships with successful real estate investors is the key to a thriving business. Business is more efficient with repeat customers. Pine Financial will be happy to offer a discount for repeat business, which is rare for this business. For this reason we have built very strong relationships with some of the best and most successful real estate investors in the markets we cover. Our Colorado competitors are all local. Often times they work through a broker network which slows the process and adds costs to the borrower.

Employees

We are a development stage company and currently have no salaried or waged employees. The management company, Pine Financial Group, Inc has three full time employees, three independent contractors and two offices. Our sole officers and director currently serve the Company for no compensation.

Intellectual Property

The Company's operations do not depend upon patents or copyrights. Certain information about the way the Company does business is considered by the Company to be unique and proprietary, including knowledge related to the marketing, origination and servicing of our Hard Money Loans. The Company intends to require its future key employees or consultants to sign non-disclosure or non-competition agreements with restrictions on divulging the Company's confidential information. The Company is not a party to any license agreement, nor does the nature of its business require expenditure of funds for research and development.

Regulation

Extensive federal, state and local regulations cover the Company's business, including regulations that cover the acquisition, management and sale of real estate.

Legal Proceedings

There is no past, pending or threatened litigation which has had or may have a material effect upon the Company's business, financial condition or operation.

Item 7. Description of Property

We have no assets and no property.

Item 8. Directors, Executive Officers, and Significant Employees

Pine Financial Group, Inc., Managing Member
Kevin Amolsch, Age 35, Sole Principal and Owner of Pine Financial Group, Inc., Manager

Kevin Amolsch formed Pine Financial Group, Inc. in October 2008 after leaving Lassiter Mortgage as the senior loan officer for residential lending. With Lassiter Mortgage, a small mortgage brokerage consisting of the owner and Mr. Amolsch who served as a sub-contractor originating mortgage loans. While there, Mr. Amolsch was able to help raise private money to fund hard money loans as well as brokering traditional mortgages in Colorado. During his last 6 months there, Mr. Amolsch originated every residential loan that came through Lassiter, whether hard money or conventional, while the owner focused on commercial loans and her side business. Although the owner reviewed every file Mr. Amolsch initiated and was the underwriter on each hard money file, it was Mr. Amolsch who made the principal decisions on which loans to fund and which ones to turn down and presented the deals to our individual investors for funding on the hard money loans. Mr. Amolsch was also instrumental in structuring the loan servicing side of the business and created the system for collecting and sending payments and for handling defaults.

As the principal of Pine Financial, Mr. Amolsch has final approval on every loan initiated through its business. Mr. Amolsch started Pine Financial in the spare bedroom of his residence in 2008. To date Pine Financial has originated 649 loans worth $124,881,950.00. Currently, Pine Financial Group has access to $34,500,000 in private money from 111 investors, including Mr. Amolsch, who has $350,000 of his own funds available to lend.

Kevin acquired his first house shortly after his 21st birthday. He was in the military when he purchased the house. Within two years he purchased another home and kept the first one as a passive investment. Within another two years he became a full time real estate investor through acquisition, leasing and selling residential assets. He did this for several years before becoming a mortgage broker. He continued to broker conventional mortgage loans part time and went to work for a company that analyzes mortgage bonds to learn more about the secondary mortgage market in this country.

Finding it difficult to work for someone else he ended his short corporate career before his two-year anniversary and started working for a small boutique mortgage company in Denver and learned how to broker private money. This small mortgage company, Lassiter Mortgage, was a mortgage broker licensed in Colorado. There were two loan officers and one office assistant. Their office was in Denver and it originated loans in Colorado. For the last 12 months Kevin worked there, he ran the residential lending division. Any residential loan originated by Lassiter Mortgage was originated by Kevin. Kevin was consistently making between 2 and 5 private money loans before he left the company in 2008. Kevin was in charge of putting the file together and presenting the deal and the risks to private money lenders. Kevin also started and managed the loan servicing division where he was responsible for collecting payments, managing defaults and inspecting the properties. In 2008 he started Pine Financial Group, Inc to continue pursuing his passion for deals.

Pine Financial Group has three full time employees, three independent contractors and two offices. Pine Financial Group originates short-term rehab loans to small real estate investors and developers. The niche has always been to serve investors and help make it possible for new and experienced investors to do more real estate deals. Pine Financial Group has been profitable from day one and is 100% privately financed. Since 2008 the company has funded over $100,000,000 in business.

Kevin is the author of "The 45 Day Investor" a book dedicated to helping new investors buy their first investment property in 45 days or less and has been quoted in the Las Vegas Review Journal, the Denver Post, Yahoo Real Estate, and several other small publications and blogs.

Item 9. Remuneration of Directors and Officers

Mr. Amolsch currently does not receive any compensation in exchanges for services rendered in connection with his duties with the Company. In addition, the Company has not entered into any employment agreements with him. Although there are currently no plans for Mr. Amolsch to receive compensation in exchange for services rendered in connection with his duties with the Company in the future, the Company management, currently consisting solely of Mr. Amolsch may decide to change this policy by appropriate action.

Item 10. Security Ownership of Management and Certain Shareholders

Title of Class	Name and Address of Beneficial Owner	Amount of Ownership	Amount Paid	Percent of Class
LLC Membership Interests	Kevin Amolsch, Manager and Principal 10200 W 44th Ave., Suite 220 Wheat Ridge, CO 80033	100% interest	$5,000	100%

Item 11. Interest of Management and Others in Certain Transactions

There are currently no transactions with the Company in which any of the Officers or others have an interest.

Item 12. Securities Being Offered Principal Amount and Term

General

This Offering Statement relates to the offer and sale of up to $5,000,000 in principal amount of unsecured, non-convertible, fixed-rate promissory notes (the "Notes") of PFG Fund III, LLC, a Colorado limited liability company (the Company).

The Notes are non-negotiable and will be issued in the minimum amount of $25,000 and in any amount greater than $25,000. The Notes will be offered with minimum 24-month terms from the date of issue, with a fixed interest rate of 8%. Although not a term of the Notes, Investor may request early redemption of its Note at any time by giving the Company at least 90 days prior written notice. The Company, subject to available funds, may return the funds to the Investor upon expiration of the 90-day notice period subject to a penalty of 1.5% of the principal amount being returned. After 48 months, an Investor may request redemption of its Note with 90 days notice without penalty subject to availability of cash on hand. The Company cash position and the availability of cash to return to investors is based on monies that are currently in a liquid account. The Company's business is to make loans which are not liquid assets. If the Company's money is in loans and there is not enough funds in a liquid account, the Company would need to wait until the funds became available either from interest it collects on loans or one or more of its loans paying off in full. If the Company does not have available funds to honor Investor's redemption request upon expiration of the 90-day period, the Company will honor the redemption request and return the Investor's funds as soon as cash becomes available to the Company.

The Notes will be offered on an ongoing and continuous basis directly by the Company, with no minimum amount to be sold, and will be subordinated to all other debt of the Company.

Interest Payments

Interest is payable monthly. Interest payments shall be calculated and due as of the end of each month, prorated for any partial month, with payments payable by the 5th of the succeeding month. The Company is entitled to treat the registered holder shown on its records as the owner of the Note for

all purposes. Ownership of a Note may be registered in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common or as tenants by the entireties, and payment of principal and interest on any Notes so registered will be made to the person or persons entitled to receive such payment as their interests may appear.

SINCE WE HAVE NO OPERATING HISTORY, NO PROPERTIES, NO SIGNIFICANT ASSETS AND NO CURRENT SOURCES OF FINANCING, WE MAY NOT BE ABLE TO IMPLEMENT OUR PLAN OF OPERATION AND MAY NOT BE ABLE GENERATE INCOME IN TIME TO MEET THE INTEREST PAYMENT REQUIREMENTS UNDER THE NOTES.

How to Purchase Notes

The Company will sell the Notes directly, without an underwriter or selling agent. The Notes will be sold by the Company's Manager, Kevin Amolsch, who, under Rule 3a4-1(a) of the Exchange Act, is deemed not to be a broker. In accordance with the provisions of Rule 3a4-1(a), Mr. Amolsch will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that they will comply with certain specified limitations when responding to inquiries from potential purchasers. To purchase a Note, investors should contact:

Kevin Amolsch (Manager of the Company)
PFG Fund III, LLC
10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033

Telephone No.: (303) 835-4445
Email: kevin@pinefinancialgroup.com

Payment or Rollover At Maturity

The Notes will automatically renew for successive 24-month terms with a right of redemption granted to the holder of the Notes after the initial 24-month term with at least 90 days written notice and subject to availability of cash on hand. The extended Note will bear interest at the same rate and carry the same term as the original Note.

Payments on the Notes at maturity will be made from funds from operations and not from proceeds from this Offering. Where funds from operations are inadequate to satisfy payments on Notes at maturity, the Company may sell properties it owns to satisfy such payments, which may reduce the income generated by the Company and affect the Company's ability to meet its payment obligations on the Notes of the remaining investors.

Redemption

The Company has the right, at its option, to call any of the Notes for redemption before maturity in whole or in part, at any time or from time to time. If a Note is redeemed before maturity, the holder will be paid an amount equal to the face value of the Note plus any accrued interest through the date of redemption. The Company may redeem the Notes in part, in which event the holder receives payment of a portion of the face value of the Note as well as accrued interest on the redeemed portion through the date of partial redemption. In the event of a partial redemption, the partial redemption applies to all Note holders regardless of the interest rate on their Notes. The Company will give the holder not less than 30 days prior written notice by First Class mail or email (to the last known physical or email address of the Noteholder appearing on the Company's records) of each redemption, specifying the principal amount of the Notes to be redeemed and the redemption date. The principal amount of the Note specified in the notice, together with interest accrued and unpaid thereon to the date of redemption plus the applicable prepayment premium, is due and payable on the redemption date.

The notice of redemption to be given by the Company to the affected Note holders will contain detailed redemption instructions. Included in such notice will be delivery procedures and instructions for delivery of the Notes to the Company, the effective date of the redemption and related matters. Any interest due in connection with the redemption will be accrued through the date of the redemption. Upon delivery to the Company of the Note to be redeemed, together with related documentation, a check in the appropriate amount will promptly be forwarded to the holder of the redeemed Note.

Repayment Upon Death

There is no right to have Notes redeemed upon the death of a certificate holder. All rights of the holder will be transferred to the holder's estate and will inure to the benefit of the holder's heirs.

Additional Issuances

The Company's Articles of Organization and Operating Agreement do not restrict the Company from issuing additional securities or incurring additional debt including senior debt or other secured or unsecured obligations, the withdrawal of cash deposited against such issuances, or the release or substitution of assets securing such issues.

Modification of Note Terms

The terms of the Notes may not be modified without written consent of all holders of the Notes.

Dividend Policy

There are no provisions in the Company's Articles of Organization or Operating Agreement restricting the payment of dividends. Any payment of cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our directors.

Financial Information Provided to Investors

In addition to the financial information provided in this Offering Statement, the Company will provide a copy of its Financial Statements to all holders of Notes within 60 days after the end of each fiscal year.

PFG Fund III, LLC

(A Development Stage Company)

UNAUDITED FINANCIAL STATEMENTS

November 6, 2014

PFG Fund III, LLC
(A Development Stage Company)

BALANCE SHEET

November 6, 2014

ASSETS

CASH   **$ 5,000.00**

MEMBER'S EQUITY

MEMBER'S EQUITY

  Membership Interests   **$ 5,000.00**
      Pine Financial Group, Inc. 100% Ownership Interest

See accompanying notes to the financial statements

PFG Fund III, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

November 6, 2014

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of PFG Fund III, LLC is presented to assist in the understanding of the company's financial statements. The financial statements and notes are the representation of the company's management, who is responsible for their integrity and objectivity.

Organization .PFG Fund III, LLC. ("Company" or "PFG Fund III") is a development stage company with minimal operations. PFG Fund III was organized under the laws of the State of Colorado on August 13, 2013. The Company's business plan is to engage in the business of providing short-term real estate-backed loans initially in the states of Colorado and Minnesota and potentially other states.

Development Stage Company .The accompanying financial statements have been prepared in accordance with generally accepted accounting principles related to development stage companies. A development-stage company is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenues there from.

Basis of Presentation .The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars.

Accounting Basis .The Company uses the accrual basis of accounting and accounting principles generally accepted in the United States of America ("GAAP" accounting). The Company has adopted a December 31st fiscal year end.

Cash and Cash Equivalents .The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents. The Company had $5,000 of cash as of February 18, 14.

Income Taxes .Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured

using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Use of Estimates .The preparation of financial statements in conformity with·generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition .Revenue is recognized in accordance with the criteria established in the accounting literature regarding recognition of revenues, specifically, FASB Accounting Standards Codification topic 605, "Revenue Recognition". Revenues and related expenses the rental or sale of real estate properties are recognized when received or paid.

Comprehensive Income .The Company has which established standards for reporting and display of comprehensive income, its components and accumulated balances. When applicable, the Company would disclose this information on its Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. The Company has not had any significant transactions that are required to be reported in other comprehensive income.

Pine Financial Group, Inc
Unaudited Balance Sheet
As Of September 30, 2014

Assets
  Current Assets
    Bank Accounts

Primary Checking	$	28,600.85			
Savings	$	27,550.02			
Money Market	$	25,220.42			
Total Bank Accounts			$	81,371.29	
Accounts Receivable	$	3,535.00			
Total Accounts Receivable			$	3,535.00	

Partnerships

Haris - Grove	$	55,295.00		
Bookout-19th	$	175,467.50		
Clark-Vrain	$	215,004.17		
Clark-Julian	$	95,713.85		
Clark-1828 Julian	$	20,000.00	$	561,480.52
Total Partnerships				

Promissory Notes

Derek McReynolds	$	2,000.00		
Armstrong	$	9,683.42		
West 80	$	1,670.57		
Clark - 74th	$	24,250.00		
Clark - Nelson	$	22,000.00		
Clinton	$	2,290.41		
Haris - Rowland	$	302.50		
M&M Investors	$	895.00	$	63,091.90
Total Promissory Notes				

Other Current Assets

Armstrong	$	8,491.54		
Deposits Held	$	7,648.50		
PFG Acquisitions	$	75,000.00		
PFG Fund II	$	3,157.99		
PFG Fund III	$	5,000.00		
Pine Investments	$	36,989.52	$	136,287.55
Total Other Current Assets				
Total Current Assets			$	845,766.26

Fixed Assets

Accumulated Depreciation			$	(48,982.97)

Equipment

Computers	$	6,120.34		
Office Furniture	$	6,667.65		
Volkswagen Passat	$	5,000.00		
Other	$	458.02	$	18,246.01
Total Equipment				

Software		$	32,814.96

Total Fixed Assets		$	2,078.00

Total Assets		$	**847,844.26**

Liability and Equity
Liabilities

Current Liabilities		$	(920.00)
Accounts Payable			

Credit Cards

CSI	$	-		
Office Depot	$	-		
Other	$	11.05	$	11.05
Total Credit Cards				

Other Current Liabilities

Dowdell note Payments	$	50.00		
Payroll Liabilities	$	8,737.93	$	8,787.93
Total Current Liabilities				

Total Liabilities		$	**7,878.98**

Equity

Capital Stock		$	1,000.00
Officer Equity		$	(1,305,746.33)
Paid in Capital		$	11,699.07
Retained Earnings		$	1,172,931.89
Net Income		$	960,080.65

Total Equity		$	**839,965.28**

Total Equity and Liabilities		$	**847,844.26**

* this financial statement is unaudited

Pine Financial Group, Inc
Unaudited Balance Sheet
As Of December 31, 2013

Assets
Current Assets
  Bank Accounts

Primary Checking	$	1,502.22		
Savings	$	21,625.32		
Money Market	$	25,193.14		
Total Bank Accounts			$	48,320.68
Accounts Receivable	$	3,500.00		
Total Accounts Receivable			$	3,500.00

Partnerships

Bookout-19th	$	60,000.00		
Clark - Grove	$	10,650.00		
Clark-Vrain	$	75,738.58		
Clark-Julian	$	0.20		
Clark-Wyandot	$	48,504.13		
Total Partnerships			$	194,892.91

  Promissory Notes

Kim	$	500.00		
Derek McReynolds	$	2,000.00		
Cuscaden	$	11,011.26		
M&M Investors	$	450.00		
Total Promissory Notes			$	13,961.26

Other Current Assets

Armstrong	$	2,187.00		
Deposits Held	$	2,648.50		
Elmwood	$	1,785.00		
PFG Acquisitions	$	75,000.00		
PFG Fund II	$	-		
PFG Fund III	$	5,000.00		
Pine Investments	$	71,000.00		
Total Other Current Assets			$	157,620.50
Total Current Assets			$	418,295.35

Fixed Assets

Accumulated Depreciation			$	(48,022.97)

Equipment

Computers	$	6,120.34		
Office Furniture	$	6,029.65		
Volkswagen Passat	$	5,000.00		
Other	$	458.02		
Total Equipment			$	17,608.01
Software			$	32,814.96
Total Fixed Assets			$	2,400.00
Total Assets			**$**	**420,695.35**

Liability and Equity
Liabilities
  Current Liabilities

Accounts Payable			$	(920.00)
Credit Cards				
CSI	$	19.15		
Office Depot	$	183.13		
Other	$	11.05		
Total Credit Cards			$	213.33
Other Current Liabilities				
Dowdell note Payments	$	2,400.00		
Payroll Liabilities	$	4,339.99		
Total Current Liabilities			$	6,739.99
Total Liabilities			**$**	**6,033.32**

Equity
  Capital Stock

			$	1,000.00
Officer Equity				
Contributions	$	155,083.33		
Distributions	$	(1,383,172.87)		
Total Officer Equity			$	(1,228,089.54)
Paid in Capital			$	11,699.07
Retained Earnings			$	621,861.97
Net Income			$	1,008,190.53
Total Equity			**$**	**414,662.03**
Total Equity and Liabilities			$	420,695.35

* this financial statement is unaudited

PART III – EXHIBITS

Exhibit No.	Name/Identification of Exhibit
1	Articles of Organization & Operating Agreement
	1.1 Articles of Organization 1.2 Operating Agreement
2.1	Form of Promissory Note
3	Investment Application (i.e., Subscription Agreement)
	3.1 Individual Investment Application 3.2 Organization Investment Application
4.1	Marketing Materials
5	Market Data and Consent Provided by Your Castle Real Estate
	5.1 Market Data Provided by Your Castle Real Estate 5.2 Consent by Your Castle Real Estate
6.1	Foreclosure Invoice Provided by Robert Simpson
7.1	Legal Opinion Letter Provided by Donald Eby
8	FHA Single Family Outlook Report and Fannie Mae's 2013 Credit Supplement Report
	8.1 FHA Single Family Outlook Report 8.2 Fannie Mae's 2013 Credit Supplement Report

PFG FUND III, LLC OFFERING STATEMENT

Exhibit 1.1

Articles of Organization

PFG FUND III, LLC OFFERING STATEMENT

Document must be filed electronically.
Paper documents are not accepted.
Fees & forms are subject to change.
For more information or to print copies
of filed documents, visit www.sos.state.co.us.



Colorado Secretary of State
Date and Time: 08/13/2013 11:11 AM
ID Number: 20131466506

Document number: 20131466506
Amount Paid: $50.00

ABOVE SPACE FOR OFFICE USE ONLY

Articles of Organization
filed pursuant to § 7-80-203 and § 7-80-204 of the Colorado Revised Statutes (C.R.S.)

1. The domestic entity name of the limited liability company is

PFG Fund III, LLC

*(The name of a limited liability company must contain the term or abbreviation
"limited liability company", "ltd. liability company", "limited liability co.", "ltd.
liability co.", "limited", "l.l.c.", "llc", or "ltd.". See §7-90-601, C.R.S.)*

(Caution: The use of certain terms or abbreviations are restricted by law. Read instructions for more information.)

2. The principal office address of the limited liability company's initial principal office is

Street address   **10200 W 44th Ave**

       (Street number and name)

Suite 220

Wheat Ridge   **CO**   **80033**

(City)   *(State)*   *(ZIP/Postal Code)*

United States

(Province – if applicable)   *(Country)*

Mailing address
(leave blank if same as street address)

(Street number and name or Post Office Box information)

(City)   *(State)*   *(ZIP/Postal Code)*

(Province – if applicable)   *(Country)*

3. The registered agent name and registered agent address of the limited liability company's initial registered
agent are

Name
(if an individual)

(Last)   *(First)*   *(Middle)*   *(Suffix)*

or

(if an entity)   **Pine Financial Group, Inc**

(Caution: Do not provide both an individual and an entity name.)

Street address   **10200 W 44th Ave**

       (Street number and name)

Suite 220

Wheat Ridge   **CO**   **80033**

(City)   *(State)*   *(ZIP Code)*

Mailing address
(leave blank if same as street address)

(Street number and name or Post Office Box information)

ARTORG_LLC   Page 1 of 3   Rev. 12/01/2012

_____ CO _____.
(City)   (State)   (ZIP Code)

(The following statement is adopted by marking the box.)

☑ The person appointed as registered agent has consented to being so appointed.

4. The true name and mailing address of the person forming the limited liability company are

Name
  (if an individual)

(Last)	*(First)*	*(Middle)*	*(Suffix)*

  or

  (if an entity)   **Pine Financial Group, Inc**
(Caution: Do not provide both an individual and an entity name.)

Mailing address   **10200 W 44th Ave**
                (Street number and name or Post Office Box information)
            Suite 220

Wheat Ridge   **CO** **80033**
       (City)   *(State)*   *(ZIP/Postal Code)*
                United States
    (Province – if applicable)   *(Country)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ The limited liability company has one or more additional persons forming the limited liability company and the name and mailing address of each such person are stated in an attachment.

5. The management of the limited liability company is vested in
(Mark the applicable box.)

☑ one or more managers.

or

☐ the members.

6. *(The following statement is adopted by marking the box.)*

☑ There is at least one member of the limited liability company.

7. *(If the following statement applies, adopt the statement by marking the box and include an attachment.)*

☐ This document contains additional information as provided by law.

8. *(Caution: Leave blank if the document does not have a delayed effective date. Stating a delayed effective date has significant legal consequences. Read instructions before entering a date.)*

(If the following statement applies, adopt the statement by entering a date and, if applicable, time using the required format.)
The delayed effective date and, if applicable, time of this document is/are _____.
                                 (mm/dd/yyyy hour:minute am/pm)

Notice:
Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is named in the document as one who has caused it to be delivered.

9. The true name and mailing address of the individual causing the document to be delivered for filing are

Amolsch	Kevin		
(Last)	*(First)*	*(Middle)*	*(Suffix)*

10200 W 44th Ave
(Street number and name or Post Office Box information)

Suite 220

Wheat Ridge	CO	80033
(City)	*(State)*	*(ZIP/Postal Code)*

United States

(Province – if applicable)	*(Country)*

(If the following statement applies, adopt the statement by marking the box and include an attachment.)

☐ This document contains the true name and mailing address of one or more additional individuals causing the document to be delivered for filing.

Disclaimer:
This form/cover sheet, and any related instructions, are not intended to provide legal, business or tax advice, and are furnished without representation or warranty. While this form/cover sheet is believed to satisfy minimum legal requirements as of its revision date, compliance with applicable law, as the same may be amended from time to time, remains the responsibility of the user of this form/cover sheet. Questions should be addressed to the user's legal, business or tax advisor(s).

Exhibit 1.2

Operating Agreement

PFG FUND III, LLC OFFERING STATEMENT

PFG FUND III, LLC

OPERATING AGREEMENT

THIS OPERATING AGREEMENT ("**Agreement**") is made and entered into effective as of May 13, 2014 by and among PFG FUND III, LLC, a Colorado Limited Liability Company, ("**Company**"), and such persons as may be admitted as members pursuant to the terms hereof ("**Members**").

ARTICLE I
DEFINITIONS

Unless stated otherwise, the terms set forth in this Article I shall, for all purposes of this Agreement, have the meanings as defined herein:

1.1   "Affiliate" shall mean, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person owning or controlling 10% or more of the outstanding voting securities of such Person, (iii) any officer, director, manager or general partner of such Person, or (iv) any Person who is an officer, director, manager, general partner, trustee, or holder of 10% or more of the voting securities of, any Person described in clauses (i) through (iii) of this sentence.

1.2   "Agreement" shall mean this Operating Agreement, as the same may hereafter be amended from time to time.

1.3   "Articles" shall mean the Articles of Organization for the Company originally filed with the Colorado Secretary of State and as amended from time to time.

1.4   "Bankruptcy" shall mean: (a) the filing of an application by a Member for, or his or her consent to, the appointment of a trustee, receiver, or custodian of his or her other assets; (b) the entry of an order for relief with respect to a Member in proceedings under the United States Bankruptcy Code, as amended or superseded from time to time; (c) the making by a Member of a general assignment for the benefit of creditors; (d) the entry of an order, judgment, or decree by any court of competent jurisdiction appointing a trustee, receiver, or custodian of the assets of a Member unless the proceedings and the person appointed are dismissed within 90 days; or (e) the failure by a Member generally to pay his or her debts as the debts become due within the meaning of Section 303(h)(1) of the United States Bankruptcy Code, as determined by the Bankruptcy Court, or the admission in writing of his or her inability to pay his or her debts as they become due.

1.5   "Capital Account" shall mean, with respect to any Member, the capital account maintained

for such Member in accordance with the following provisions:

(a) To each Member's Capital Account there shall be credited such Member's capital contributions, such Member's distributive share of Profits, and any items in the nature of income or gain (from unexpected adjustments, allocations or distributions) that are specially allocated to a Member and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member.

(b) To each Member's Capital Account there shall be debited the amount of cash, such Member's distributive share of Losses, and any items in the nature of expenses or losses that are specially allocated to a Member and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.

In the event any interest in the Company is transferred according to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

In the event the Gross Asset Values of the Company assets are adjusted pursuant to Section 1.14, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate net adjustment as if the Company recognized gain or loss equal to the amount of such aggregate net adjustment.

The provisions of this Section 1.5 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such regulations. In the event it is necessary to modify the manner in which the Capital Accounts are computed in order to comply with such regulations, the Manager shall make such modifications. The Manager shall adjust the amounts debited or credited to the Capital Accounts with respect to (i) any property contributed to the Company or distributed to any Member and (ii) any liabilities that are secured by such contributed or distributed property or that are assumed by the Company in the event the Manager shall determine that such adjustments are necessary or appropriate pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv). The Manager shall also make appropriate modifications if unanticipated events cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

1.6 "Capital Contribution" shall mean for each Member the total capital contributions made to the Company in accordance with Section 4.1.

1.7 "Cash Available for Distribution" shall mean an amount of cash equal to the excess of accrued income from operations and investment of, or the sale or refinancing or other disposition of, Company assets during any calendar month over the accrued operating expenses, depreciation of the Company during such month, including any adjustments for bad debt reserves or deductions (including reasonable reserves) as the Manager may deem appropriate, all determined in accordance with generally accepted accounting principles.

1.8 "Code" shall mean the Internal Revenue Code of 1986, as amended, and corresponding portions of any subsequent federal revenue laws.

1.9 "Company" shall mean PFG FUND III, LLC, a Colorado limited liability company.

1.10 "Economic Interest" shall mean the right to receive distributions of the Company's assets and allocations of income, gain, loss, deduction, credit and similar items from the Company in respect of Units of the Company pursuant to this Agreement and the Act, but shall not include any other rights of a

Member, including, without limitation, the right to vote or participate in the management of the Company, or except as provided in § 7-80-404 of the Colorado Limited Liability Company Act (the "Act"), any right to information concerning the business and affairs of the Company.

1.11 "Economic Interest Owner" shall mean the owner of an Economic Interest who is not a Member.

1.12 "ERISA Plan Investor" shall mean any Member that is a pension or profit-sharing plan, Keogh Plan, 401(k) plan, Individual Retirement Account or other employee benefit plan qualified under the Employee Retirement Income Security Act of 1974, as amended.

1.13 "Fiscal Year" shall mean a calendar year ending December 31.

1.14 "Gross Asset Value" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Company;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis capital contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company property other than money, unless all Members receive simultaneous distributions of undivided interests in the distributed property in proportion to their interests in the Company; and (iii) the termination of the Company for federal income tax purposes pursuant to Code Section 708(b)(1)(B); and

(c) If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsections (a) or (b) above, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

1.15 "Majority Interest of the Members" shall mean Members holding more than 50% of the aggregate outstanding Units of the Company, or of Units held by a specified group of Members, on the first day of the current calendar month.

1.16 "Manager" shall mean Pine Financial Group, Inc, currently the single member-manager of the Company, or any person or entity substituted in place thereof or hired in addition thereto as Manager pursuant to this Agreement.

1.17 "Members" shall mean the purchasers of Interests admitted to the Company as Members, and "Member" shall mean any one of the Members.

1.18 "Net Assets Under Management" means the total Company's capital, including cash, notes (at book value), real estate owned (at book value), accounts receivable, advances made to protect loan security, unamortized organizational expenses and any other Company assets valued at fair market value, less Company liabilities.

1.19 "Percentage Interest" shall mean the respective percentage interest of a Member determined as of any day by dividing the number of Units held by a Member by the total outstanding number of Units held by all Members.

1.20 "Person" shall mean both natural and legal persons, including any unincorporated association or entity, as the context may require.

1.21 "Profits" and "Losses" shall mean, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such Fiscal Year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this Section shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this Section, shall be subtracted from such taxable income or loss; and

(c) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value.

(d) Notwithstanding any other provision of this Section, any items in the nature of income or gain or expenses or losses, which are specially allocated, shall not be taken into account in computing Profits or Losses.

1.24 "Units" shall mean units of ownership representing a Member's membership interest in the Company and all rights, benefits and privileges pertaining thereto.

ARTICLE II
ORGANIZATION OF THE COMPANY

2.1 Formation. The parties hereto hereby agree to form a limited liability company, pursuant to the provisions of the Colorado Limited Liability Company Act, codified in the Colorado Statutes, as the same may be amended from time to time (the "Act").

2.2 Name. The name of the Company shall be "PFG FUND III, LLC," unless and until changed by the Manager, who shall promptly notify the Members of any such change.

2.3 Place of Business. The principal place of business of this Company shall be located at 10200W 44th Ave Suite 220 Wheat Ridge, CO 80033, until changed by designation of the Manager.

2.4 Purpose. The primary purpose of this Company shall be to invest in short term loans secured by real estate to small real estate developers and real estate investors or to invest in privately held companies that make such loans.

2.5 Term. The Company shall be deemed to be formed and its term shall commence as of the day the Articles are filed with the Colorado Secretary of State, and shall continue indefinitely until dissolved and terminated pursuant to the provisions of this Agreement or by operation of law.

2.6 Power of Attorney. Each of the Members irrevocably constitutes and appoints the Manager, acting by and through any of its executive officers, as his true and lawful attorney-in-fact, with

full power and authority for him, and in his name, place and stead, to execute, acknowledge, publish and file:

        (a)   This Agreement, the Articles, and any amendments or cancellation thereof required under the laws of the State of Colorado;

        (b)   Any certificates, instruments and documents, including, without limitation, fictitious business name statements, as may be required by, or may be appropriate under, the laws of any state or other jurisdiction in which the Company is doing or intends to be doing business; and

        (c)   Any documents which may be required to effect the continuation of the Company, the admission of an additional or substituted Member, the amendment of this Agreement, or the dissolution and termination of the Company.

    2.7   Nature of Power of Attorney. The foregoing grant of authority is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death of the undersigned or the delivery of an assignment by the undersigned of the Units, provided that where the assignee thereof has been approved by the Manager for admission to the Company as a substituted Member, the Power of Attorney shall survive the delivery of such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect such substitution.

ARTICLE III
THE MANAGER

    3.1   Management by the Manager, Generally. Subject to any provisions of the Articles and this Agreement relating to actions required to be approved by the Members, if any, the business, property and affairs of the Company shall be managed and all powers of the Company shall be exercised by or under the direction of the Manager. In addition to the general management authority provided under this Section and without in any way limiting the generality of the foregoing, the Manager shall have all necessary powers to manage and carry out the purposes, business and affairs of the Company, including, without limitation, the following powers and authority:

        (a)   To expend Company funds in furtherance of the business of the Company and to acquire and deal with assets upon such terms as it deems advisable, from Affiliates and other persons;

        (b)   To offer additional Units for sale from time to time to determine the terms of the offering of Units, including the price thereof and the amount of discounts allowable or commissions to be paid and the manner of complying with applicable law;

        (c)   To employ, at the expense of the Company, such agents, employees, independent contractors, attorneys and accountants as the Manager deems reasonable and necessary for any Company purpose;

        (d)   To effect necessary insurance for the proper protection of the Company, the Manager or Members;

        (e)   To prosecute, defend, pay, collect, compromise, arbitrate, or otherwise adjust any and all claims or demands of or against the Company or its Manager;

        (f)   To bind the Company in all transactions involving the Company's property or business affairs, including the preparation and execution of all loan documents, the funding of

loans, the purchase and sale of notes, and investments in privately held mortgage funds;

(g)   To amend this Agreement with respect to the matters described in subsections 12.5(a) through (g) below;

(h)   To determine the accounting method or methods to be used by the Company, which methods may be changed at any time by written notice to all Members;

(i)   To open accounts in the name of the Company in one or more banks, savings and loan associations or other financial institutions or money market funds, and to deposit Company funds therein, subject to withdrawal upon the signature of the Manager or any person authorized by the Manager;

(j)   To sell from time to time all or any portion of the Company's assets, or any undivided or beneficial interests therein, including without limitation the securitization, offer and sale of senior participating interests in the Company's mortgage loan portfolio, all upon such terms and conditions as the Manager shall deem appropriate in its sole business judgment; and

(k)   To retain such advisors and professionals, execute all instruments and documents and do all other things necessary or appropriate in the judgment of the Manager to effectuate any of the foregoing.

3.2   Fiduciary Duty. The Manager shall have fiduciary responsibility for the safekeeping and use of all funds and assets of the Company, and the Manager shall not employ such funds or assets in any manner except for the exclusive benefit of the Company.

3.3   Allocation of Time to Company Business. The Manager shall not be required to devote full time to the affairs of the Company but shall devote whatever time, effort and skill the Manager may deem to be reasonably necessary for the conduct of the Company's business. The Manager may engage in any other businesses including businesses related to or competitive with the Company.

3.4   Exculpation and Indemnification. Neither the Manager, nor its shareholders, officers, directors, employees or agents, shall have any liability whatsoever to the Company or to any Member for any loss suffered by the Company or any Member which arises out of any action or inaction of the Manager or any of its shareholders, officers, directors, employees or agents, so long as the Manager or such other Person, in good faith, determined that such course of conduct was in the best interests of the Company and did not constitute fraud, bad faith or willful misconduct. The Manager and its shareholders, officers, directors, employees and agents and the employees and agents of the Company shall be entitled to be indemnified and held harmless by the Company, at the expense of the Company, against any loss, expense, claim or liability (including reasonable attorneys' fees, which shall be paid as incurred) resulting from the assertion of any claim or legal proceeding relating to the performance or nonperformance of any act concerning the activities of the Company, including claims or legal proceedings brought by a third party or by Members, on their own behalf or as a Company derivative suit, so long as the party to be indemnified determined in good faith that such course was in the best interests of the Company and did not constitute fraud, bad faith or willful misconduct; provided, that any such indemnity shall be paid solely from the assets of the Company. Nothing herein shall prohibit the Company from paying in whole or in part the premiums or other charge for any type of indemnity insurance in which the Manager or other agents or employees of the Manager or the Company are indemnified or insured against liability or loss arising out of their actual or asserted misfeasance or nonfeasance in the performance of their duties or out of any actual or asserted wrongful act against, or by, the Company including, but not limited to, judgments, fines, settlements and expenses incurred in the defense of actions, proceedings and appeals therefrom.

3.5   Removal of the Manager; Election of Successor Manager. The Manager may be removed upon the following terms and conditions:

(a)   The Manager may be removed by the written consent of a Majority Interest of the Members. Members may exercise such right by presenting to the Manager a written notice, which shall be executed by the Members and their signatures acknowledged, to the effect that the Manager is removed effective on the date set forth in such notice.

(b)   Concurrently with delivery of such notice or within 90 days thereafter by written notice similarly given, a Majority Interest of the Members may also designate a successor Manager.

(c)   Substitution of a new Manager, if any, shall be effective upon written acceptance of the duties and responsibilities of a Manager by the new Manager. Upon effective substitution of a new Manager, this Agreement shall remain in full force and effect except for the change in the Manager and the business of the Company shall be continued by the new Manager.

3.6   Retirement by Manager. The Manager may withdraw ("retire") from the Company upon not less than 6 months written notice of same to the Members. In the event that the Manager retires, the Members shall elect a successor manager by a Majority Interest of the Members.

3.7   Officers. The Manager may appoint officers at any time. The officers of the Company, if deemed necessary by the Manager, may include a president, vice president, secretary, and chief financial officer. The officers shall serve at the pleasure of the Manager, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices. No officer need be a resident of the State of Colorado or citizen of the United States. The officers shall exercise such powers and perform such duties as shall be determined from time to time by the Manager. Subject to the rights, if any, of an officer under a contract of employment, any officer may be removed, either with or without cause, by the Manager at any time. Any officer may resign at any time by giving written notice to the Manager. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party. A vacancy in any office may be filled by the Manager in his sole discretion.

ARTICLE IV
THE MEMBERS – CAPITAL CONTRIBUTIONS

4.1   Capital Contributions; Issuance of Units.

(a)   The Members shall make contributions to the capital of the Company by purchasing Units for $5,000 per Unit with an initial minimum subscription of $5,000 (1 Unit) per Member (including subscriptions from entities of which such Member is the sole beneficial owner). Notwithstanding the foregoing, the Manager may accept subscriptions for less than the initial minimum subscription and may accept subscriptions of less than 3 Units or may issue fractional Units in its discretion.

(b)   The Members shall make capital contributions in cash by executing and delivering a subscription agreement in form and substance determined by the Manager. The Manager and/or its Affiliate(s) shall be the initial Member(s) and shall contribute initial capital to the

Company in the amount of $5,000. The Manager may purchase additional Units at any time and, in such case, shall have the rights of the other Members.

4.2   No Participation in Management. Except as expressly provided herein, the Members shall take no part in the conduct or control of the Company business and shall have no right or authority to act for or bind the Company. Economic Interest Owners shall have no voting rights whatsoever.

4.3   Rights and Powers of Members. A Majority Interest of the Members shall have the right to vote upon, and to approve or disapprove, the following matters, and no others, provided, that the matters described in subsections (a), (b) and (c) below shall also require the prior written consent of the Manager:

(a)   dissolution and termination of the Company;

(b)   amendment to this Agreement, provided that this subsection (b) shall not apply to the matters set forth in Section 12.5 below, with respect to which matters the Manager alone may amend this Agreement without the vote of the Members;

(c)   merger or consolidation of the Company pursuant to Section 9.3 below; and

(d)   Removal of the Manager and election of a successor Manager, in the manner and subject to the conditions described in Section 3.5 above.

4.6   Meetings. No regular meetings of Members are required to be held, but meetings of Members may be called by Members holding 10% or more of the outstanding Membership Interests. Meetings shall be noticed and held, and voting procedures shall be followed in accordance with the provisions of Section 68.4231 of the Act.

4.7   Limited Liability of Members. Units are non-assessable, and no Member shall be personally liable for any of the expenses, liabilities, or obligations of the Company or for any of the losses thereof beyond the amount of such Member's agreed upon Capital Contribution to the Company and such Member's share of any undistributed net income and gains of the Company; provided, that each Member shall remain liable to return to the Company any distributions that such Member is obligated to return pursuant to Section 68.4211 of the Act.

ARTICLE V
PROFITS AND LOSSES; CASH DISTRIBUTIONS

5.1   Losses. Losses shall be allocated among the Members as of the last day of each calendar month in accordance with their respective Percentage Interests.

5.2   Profits. Profits shall be allocated among the Members as of the last day of each calendar month in accordance with their respective Percentage Interests.

5.3   Special Allocation Rules.

(a)   For purposes of this Agreement, a loss or allocation (or item thereof) is attributable to non-recourse debt which is secured by Company property to the extent of the excess of the outstanding principal balance of such debt (excluding any portion of such principal balance which would not be treated as an amount realized under Code Section 1001 and Paragraph (a) of Code Section 1.001-2 if such debt were foreclosed upon) over the adjusted basis of such property. This excess is herein defined as "Minimum Gain" (whether taxable as capital gain or as ordinary income) as more explicitly set forth in Treasury Regulation 1.704-1(b)(4)(iv)(c). Notwithstanding any other provision of Article V, the allocation of loss or

deduction (or item thereof) attributable to non-recourse debt which is secured by Company property will be allowed only to the extent that such allocation does not cause the sum of the deficit Capital Account balances of the Members receiving such allocations to exceed the minimum gain determined at the end of the Company taxable year to which the allocations relate. Any Member with a deficit Capital Account balance resulting in whole or in part from allocations of loss or deduction (or item thereof) attributable to non-recourse debt which is secured by Company property shall, to the extent possible, be allocated income or gain (or item thereof) in an amount not less than the minimum gain at a time no later than the time at which the minimum gain is reduced below the sum of such deficit capital account balances. This Section is intended and shall be interpreted to comply with the requirements of Treasury Regulation Section 1.704-1(b)(4)(iv)(e).

(b)   In the event any Member receives any adjustments, allocations or distributions, not covered by subsection (a) above, so as to result in a deficit Capital Account, items of Company income and gain shall be specially allocated to such Members in an amount and manner sufficient to eliminate the deficit balances in their Capital Accounts created by such adjustments, allocations or distributions as quickly as possible. This Section shall operate as a qualified income offset as utilized in Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

ARTICLE VI
ACCOUNTING AND REPORTS

6.1   Books and Records. The Manager shall cause the Company to keep the following books and records, which shall be maintained at the Company's principal place of business and shall be available for inspection and copying by, and at the sole expense of, the Members (but not Economic Interest Holders), or their duly authorized representatives, or unsecured note holders or their their duly authorized representative during reasonable business hours:

(a)   A current list of the full name and last known business or residence address of each Member and Economic Interest Owner set forth in alphabetical order, together with the capital contributions and number of Units owned by each Member and Economic Interest Owner;

(b)   A current list of the full name and business or residence address of each Manager;

(c)   A copy of the Articles and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed;

(d)   Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the 6 most recent taxable years;

(e)   A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

(f)   Copies of the financial statements of the Company, if any, for the 6 most recent Fiscal Years; and

(g)   The Company's books and records as they relate to the internal affairs of the Company for at least the current and past 4 Fiscal Years.

6.2   Financial Reports.

(a)   The Manager shall cause to be prepared at the end of each Fiscal Year of the Company financial statements for the Company including a balance sheet of the Company as of the end of each Fiscal Year, an income statement and a report of the activities of the Company during such Fiscal Year, including a statement of changes in financial position for that Fiscal Year.

(b)   The Manager shall provide to each of the Members within six months of the end of each Fiscal Year an annual report of the Company's operations including a summary of the Company's financial statements. Copies of the Company's financials shall be made available to the Members or note holders upon reasonable request.

6.3   Tax Returns. The Manager shall cause to be prepared and distributed to each Member within 90 days after the end of each Fiscal Year of the Company a Schedule K-1 and, such other information that the Members may require for preparation of their federal and state income tax returns.

ARTICLE VII
TRANSFER OF COMPANY INTERESTS

7.1   Restrictions on Transfers. Notwithstanding any provision to the contrary contained herein, the following restrictions shall apply to any and all proposed sales, assignments or transfers of Units and Economic Interests, and any proposed sale, assignment or transfer in violation of same shall be void ab initio:

(a)   No Member shall make any transfer or assignment of all or any part of his Units without the prior written consent of the Manager, which consent may be withheld in the sole discretion of the Manager.

(b)   No Member shall make any transfer or assignment of all or any part of his Economic Interest without the prior written consent of the Manager, which consent shall not be unreasonably withheld.

(c)   No Member shall make any transfer or assignment of all or any part of his Units or Economic Interest if said transfer or assignment would, when considered with all other transfers during the same applicable 12-month period, cause a termination of the Company for federal or Colorado state income tax purposes.

(d)   No Member shall be entitled to sell, assign, transfer or convey his Units or Economic Interest to any person or entity other than a bona fide resident of the State of Colorado for a period of 9 months after the termination of the offering of Units pursuant to which such Units (or the Units associated with such Economic Interest) were acquired.

(e)   Instruments evidencing Units, Economic Interest, or promissory notes shall bear and be subject to a legend condition in substantially the following form:

> THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE COLORADO SECURITIES ACT OF 1981, BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

7.2   Transfer of Units and Substitution. No assignee of any Units of the Company shall have the

right to become a substituted Member in place of his assignor unless the following conditions are first met:

(a)   The assignor shall designate such intention in the instrument of assignment;

(b)   The written consent of the Manager to such substitution shall be obtained, which consent may be withheld in the sole discretion of the Manager and which, in any event, shall not be given if the Manager determines that such sale or transfer may jeopardize the continued ability of the Company to qualify as a "partnership" for federal income tax purposes or that such sale or transfer may jeopardize the status of the original sale of said interest pursuant to the non-public and intrastate offering exemptions from registration or qualification under the Securities Act of 1933, as amended (the "**1933 Act**") or the Colorado Securities and Investor Protection Act, as amended;

(c)   The instrument of assignment shall be in a form and substance satisfactory to the Manager;

(d)   The assignor and assignee named therein shall execute and acknowledge such other instruments as the Manager may deem necessary to effectuate such substitution, including but not limited to a power of attorney with provisions more fully described in this Agreement;

(e)   The assignee shall accept, adopt and approve in writing all of the terms and provisions of this Agreement as the same may have been amended;

(f)   Such assignee shall pay all reasonable expenses (including reasonable attorneys' fees) incurred by the Manager or the Company in connection with such substitution; and

(g)   The Company has received, if requested, a legal opinion in form and substance satisfactory to the Manager that such transfer will not violate the registration provisions of the 1933 Act or the qualification requirements of the 1968 Law, which opinion shall be furnished at the Member's expense.

ARTICLE VIII
WITHDRAWAL FROM COMPANY

8.1   Withdrawal by Members. No Member shall have the right to withdraw from the Company, receive cash distributions or otherwise obtain the return of all or any portion of his Capital Account balance for a period of 60 months after the date of the initial purchase of Units and admission to the Company of such Member or his or her predecessor in interest (the "**Holding Period**"), except for quarterly distributions of Cash Available for Distribution, if any, to which such Member may be entitled pursuant to Section 5.2 above. After the expiration of the Holding Period, a Member may withdraw or partially withdraw from the Company upon and subject to the following conditions and limitations:

(a)   A Member desiring to withdraw from the Company shall give not less than 90 days prior written notice of same effective not earlier than the expiration of the Holding Period ("**Notice of Withdrawal**") to the Manager, and (subject to the provisions of Section 8.2 below) such Member's Capital Account as of the date of such notice shall be liquidated and distributed to such Member in not more than four quarterly installments each equal to 25% of the total Capital Account being liquidated, commencing on the last day of the calendar quarter in which Notice of Withdrawal is effective and continuing thereafter until paid in full.

(b)   Furthermore, commencing with the end of the calendar month in which such Notice of Withdrawal is given, any current Cash Available for Distribution allocable to the Capital

Account (or portion thereof) being withdrawn shall also be distributed in cash to the withdrawing Member in the manner provided in Section 5.2 above.

8.2   Limitations on Withdrawal. Notwithstanding Section 8.1 above, the return of a withdrawing Member's Capital Account shall be subject to the following limitations:

(a)   The Company will not establish a reserve from which to fund withdrawals and, accordingly, the Company's obligation to return a Member's Capital Account is limited to the availability of Company cash flow in any given calendar quarter, as determined in good faith by the Manager. For this purpose, cash flow is considered to be available only after all current Company expenses have been paid (including compensation to the Manager and its Affiliates) and provision has been made for maintaining adequate reserves to meet anticipated Company expenses, funding of all and outstanding loan commitments and approved loans, and payment of all monthly cash distributions on a pro rata basis which must be paid to Members who have elected to receive such distributions. The Company shall not be obligated to sell or liquidate any mortgage loans prior to maturity for the purpose of generating funds to liquidate the Capital Accounts of withdrawing Members.

(b)   If current cash flow is inadequate to promptly liquidate all Capital Accounts with respect to which Notices of Withdrawal have been received, then the priority of distributions among withdrawing Members shall be determined by the chronological order in which their respective Notices of Withdrawal were received by the Manager; provided, that the Manager shall have the discretion to accord priority to Notices of Withdrawal received from Deceased Members and ERISA Plan Investors as described in Section 8.3 below.

(c)   In no event shall the Company be required to liquidate more than $25,000 per calendar quarter per Member or the Capital Accounts of Withdrawing Members to the extent that the aggregate distributions paid to all withdrawing Members during any 12-month period would exceed an amount equal to 20% of the aggregate Capital Accounts of all Members at the beginning of such period.

8.3   Priority Withdrawals. Notwithstanding any provision herein to the contrary, the Company may give priority to the return of the Capital Accounts of certain Members, as follows:

(a)   Upon the death of the sole beneficiary of a corporate pension or profit-sharing plan, Individual Retirement Account or other employee benefit plan subject to ERISA or upon the death of a Member (the "**Deceased Member**"), the return of such Deceased Member's Capital Account may be given priority over the return of other withdrawing Members' Capital Accounts, in the Manager's sole and absolute discretion, but such priority liquidation shall be limited to $50,000 per calendar quarter per Member.

8.4   Capital Account Adjustments. Notwithstanding the foregoing, the remaining Capital Account of a withdrawing Member shall continue to be subject to adjustment as described in Section 1.5 above until it is fully liquidated. Any reduction in a Capital Account by reason of an allocation of Losses, if any, shall reduce all subsequent liquidation payments proportionately. In no event shall any Member receive cash distributions upon withdrawal from the Company if the effect of such distribution would be to create a deficit in such Member's Capital Account.

8.5   Constructive Vote to Dissolve. If at any time there are outstanding unfulfilled Notices of Withdrawal from a Majority Interest of the Members (even if not all such Members are liquidating their entire Capital Accounts), the Manager shall have the right, but not the obligation, to deem such event to constitute a vote by the Members to dissolve the Company pursuant to Section 9.1 and to concur with such vote. If the Company so dissolves at a time when any Members who have previously given Notices of

Withdrawal have not yet received the full return of their requested withdrawals, then in such event the winding up provisions of Section 9.2 below shall apply and the distribution provisions of Section 9.2(c) shall be controlling, such that liquidation payments shall thereafter be made proportionately to all Members pursuant to Section 9.2(c) and no further withdrawal payments shall be made pursuant to this Article VIII.

8.6   Effect of Withdrawal on Units. Each payment by the Company in liquidation of all or any portion of a Member's Capital Account shall be treated as the Company's repurchase of its Units, and the number of Units repurchased shall be equal to (i) the dollar amount of the Capital Account being returned to the Member, divided by (ii) the then current value of Units calculated in the same manner as the offering price of Units as determined under Section 4.1 above.

ARTICLE IX
DISSOLUTION OF THE COMPANY; MERGER OF THE COMPANY

9.1   Events Causing Dissolution. The Company shall dissolve upon occurrence of the earlier of the following events:

(a)   By the Manager, in the Manager's sole discretion;

(b)   The vote (including a deemed vote pursuant to Section 8.5 above) of a Majority Interest of the Members to dissolve; or

(c)   An entry of a decree of judicial dissolution pursuant to Section 17351 of the Colorado Corporations Code.

9.2   Winding Up. Upon the occurrence of an event of dissolution, the Company shall not immediately be terminated, but shall continue until its affairs have been wound up. Upon dissolution of the Company, unless the business of the Company is continued as provided above, the Manager will wind up the Company's affairs as follows:

(a)   No new loans shall be made or purchased;

(b)   Except as may be agreed upon by the Manager and a Majority Interest of Members in connection with a merger or consolidation described in Section 9.3, the Manager shall liquidate the assets of the Company as promptly as is consistent with recovering the fair market value thereof, either by sale to third parties (including the Manager or Affiliates) or by servicing the Company's outstanding loans in accordance with their terms; provided, however, the Manager shall liquidate all Company assets for the best price reasonably obtainable in order to completely wind up the Company's affairs within five (5) years after the date of dissolution;

(c)   Except as may be agreed upon by the Manager and a Majority Interest of Members in connection with a merger or consolidation described in Section 9.3, all sums of cash held by the Company as of the date of dissolution (including liquid assets which shall be converted to cash), together with all sums of cash received by the Company during the winding up process from any source whatsoever, shall be applied and promptly distributed to the Members in proportion to the positive balances in their respective outstanding Capital Accounts, but only after all the Company's debts have been paid or otherwise adequately provided for.

(d)   Upon the completion of the liquidation of the Company and distribution of liquidation proceeds, the Manager shall cause to be filed a Certificate of Dissolution as required by the Act and shall furnish to each of the Members a statement setting forth the receipts and disbursements of the Company during such liquidation, the amount of proceeds from such liquidation distributed with respect to Company Interests and the amount of proceeds paid or

distributed to Members.

9.3 <u>Merger or Consolidation of the Company</u>. The Company may be merged or consolidated with one or more other entities, which may be Affiliates of the Company; provided that the principal terms of any such merger or consolidation are first approved by the Manager and by the affirmative vote of a Majority Interest of the Members. In any such merger or consolidation, the Company may be either a disappearing or surviving entity pursuant to the Act or any other provision of applicable law.

ARTICLE X
TRANSACTIONS BETWEEN THE COMPANY, THE MANAGER AND AFFILIATES

10.1 <u>Reimbursement of Manager for Certain Expenses</u>. The Manager shall be reimbursed by the Company for all organizational syndication and operating expenses incurred on behalf of the Company, including without limitation, out-of-pocket general and administrative expenses of the Company, accounting fees, legal fees and expenses, postage, and preparation of reports to Members.

ARTICLE XI
ARBITRATION

11.1 <u>Binding Arbitration</u>. In the event of any dispute, claim, question, or disagreement arising from or relating to this agreement or the breach thereof, the parties hereto shall use their best efforts to settle the dispute, claim, question, or disagreement. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to both parties. If they do not reach such solution within a period of 60 days, then, upon notice by either party to the other, all disputes, claims, questions, or differences shall be finally settled by arbitration administered by the American Arbitration Association in accordance with the provisions of its Commercial Arbitration Rules.

11.2 <u>Arbitration Procedures</u>. The place of arbitration shall be St. Augustine, FL. This agreement shall be governed by and interpreted in accordance with the laws of the State of Colorado. Each party shall bear its own costs and expenses and an equal share of the arbitrators' and administrative fees of arbitration. Except as may be required by law, neither a party nor an arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both parties. Either party may participate in the arbitration by telephone.

ARTICLE XII
MISCELLANEOUS

12.1 <u>Legal Representation</u>.

(a) Counsel to the Company may also be counsel to the Manager or any Affiliate of the Manager. The Manager may execute on behalf of the Company and the Members any consent to the representation of the Company that counsel may request pursuant to the Colorado Rules of Professional Conduct or similar rules in any other jurisdiction ("**Rules**"). Each Member acknowledges that Company counsel does not represent any Member and Company counsel shall owe no duties directly to any Member. Notwithstanding any adversity that may develop, in the event any dispute or controversy arises between any Members and the Company, or between any Members or the Company, on the one hand, and the Manager (and its Affiliates), on the other hand, then each Member agrees that Company counsel may represent either the Company or such Manager (or its Affiliates or both), in any such dispute or controversy to the extent permitted by the Rules, and each Member hereby consents to such representation.

(b) Each Member further acknowledges that Company counsel has represented only

the interests of the Manager and not the Members in connection with the formation of the Company and the preparation and negotiation of this Agreement, and each Member acknowledges that it has been afforded the opportunity to consult with independent counsel with regard thereto.

12.2   Covenant to Sign Documents. Without limiting the power of attorney granted by Sections 2.6 and 2.7 above, each Member covenants, for himself and his successors and assigns, to execute, with acknowledgement or verification, if required, any and all certificates, documents and other writings which may be necessary or expedient in the creation of the Company and the achievement of its purposes, including, without limitation, all such filings, records or publications necessary or appropriate in the judgment of the Manager to comply with the applicable laws of any jurisdiction in which the Company shall conduct its business.

12.3   Notices. Except as otherwise expressly provided for in this Agreement, all notices which any Member may desire or may be required to give any other Member shall be in writing and shall be deemed duly given when delivered personally or when deposited in the United States mail, first-class postage prepaid, addressed to the Member's address as shown in the books of the Company pursuant to written notification to the Manager. Notices to the Manager or to the Company shall be delivered to the Company's principal place of business, as set forth in Section 2.3 above or as hereafter charged as provided herein.

12.4   Right to Engage in Competing Business. Nothing contained herein shall preclude any Member from purchasing or lending money upon the security of any other property or rights therein, or in any manner investing in, participating in, developing or managing any other venture of any kind, without notice to the other Members, without participation by the other Members, and without liability to them or any of them. Each Member waives any right he may have against the Manager for capitalizing on information received as a consequence of the Manager's management of the affairs of this Company.

12.5   Amendment. This Agreement is subject to amendment by the affirmative vote of a Majority Interest of the Members with the written concurrence of the Manager. Notwithstanding anything to the contrary contained in this Agreement, the Manager shall have the right to amend this Agreement, without the vote or consent of any of the Members, when:

(a)   There is a change in the name of the Company or the amount of the contribution of any Member;

(b)   A person is substituted as a Member;

(c)   An additional Member is admitted;

(d)   A person is admitted as a successor or additional Manager in accordance with the terms of this Agreement;

(e)   There is a change in the character of the business of the Company;

(f)   There is a false or erroneous statement in this Agreement; or

(g)   A change in this Agreement is required in order that it shall accurately represent the agreement among the Members.

12.6   Governing Law. This Agreement shall be governed by and shall be interpreted and enforced in accordance with the substantive laws of the State of Colorado.

12.7 <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties and supersedes any and all prior agreements and representations, either oral or in writing, between the parties hereto with respect to the subject matter contained herein.

12.8 <u>Waiver</u>. No waiver by any party hereto of any breach of, or default under, this Agreement by any other party shall be construed or deemed a waiver of any other breach of or default under this Agreement, and shall not preclude any party from exercising or asserting any rights under this Agreement with respect to any other breach or default.

12.9 <u>Severability</u>. If any term, provision, covenant or condition of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

12.10 <u>Captions</u>. Section titles or captions contained in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement.

12.11 <u>Number and Gender</u>. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neutral genders, and the word "person" shall include a natural person, firm, partnership, corporation, trust, association of other form of legal entity. Any consent or action required or permitted to be given or made by a Manager may be given or made by any Manager.

12.12 <u>Counterparts</u>. This Agreement may be executed in counterparts, any or all of which may be signed by the Manager on behalf of the Members as their attorney-in-fact.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands the day and year first above written.

MANAGER:

Pine Financial Group, Inc
a Colorado Cooperation

By: _____
Kevin Amolsch
Its: President

MEMBER:

Pine Financial Group, Inc
a Colorado Cooperation

By: _____
Kevin Amolsch
Its: President

SCHEDULE A

MEMBERS

Name and Address	Date of Admission	Capital Contribution	% Interest
Pine Financial Group, Inc 10200 W 44th Ave., Suite 220 Wheat Ridge, CO 80033	August 13, 2013	$5,000	100%

Exhibit 2.1

Form of Promissory Note

PFG FUND III, LLC OFFERING STATEMENT

PFG FUND III, LLC

PROMISSORY NOTE

No._____

_____, 2013
Wheat Ridge, CO

This Promissory Note (the "Note") is one of a duly authorized issue of Unsecured Notes (the "Notes") of PFG Fund III, LLC (the "Company"), issued under and subject in all respects to the terms of the Company's Offering Circular dated as of November 5, 2014 (the "Offering Circular") and the Investment Application prepared by Noteholder and accepted by the Company (the "Investment Application").

THE NOTES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. FOR A PERIOD OF NINE MONTHS FROM THE DATE OF THE LAST SALE OF THE SECURITIES BY THE ISSUER IN CONNECTION WITH THE OFFERING WHEREBY THESE SHARES WERE PURCHASED, ALL RESALES OF THESE SECURITIES, BY ANY PERSON, SHALL BE MADE ONLY TO BONA FIDE PERMANENT RESIDENTS OF THE STATE OF COLORADO.

1.   Promise to Pay. Subject to the restrictions in Section 3 below, for value received, PFG FUND III, LLC hereby promises to pay to _____ (the Noteholder"), or registered assigns, the principal sum of \$_____ (the "Principal") on _____ , the date that is _____ months from the date of this Note, unless otherwise extended pursuant to Section 2 below, together with any unpaid interest at the office of the Company, which is currently located at 10200 W 44th Ave Suite 220 Wheat Ridge, CO 80033, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. Company agrees to pay interest on the Principal thereon at the rate of 8% per annum ("APR").

2.   Interest Payments. Interest is payable on a calendar quarterly basis, with the first payment due following the completion of the first full quarter following the execution on Investor's Note.

3.   Term. The term of this Note shall be _____ months.

4.   Prepayment. The Company can call this Note for redemption and prepay at any time without penalty. Notice of redemption shall be given by mail to the holder of Note at his last address as it appears on the records of the Company at least 30 days prior to the date fixed for redemption. Once notice of redemption is mailed, the Note called for redemption becomes due and payable on the date of redemption set forth in the notice of redemption at the redemption price. On or before the redemption date, the Company shall set aside money sufficient to pay the redemption price of all Notes to be redeemed on that date. If the Company has mailed a notice of redemption to the registered holder and this Promissory Note is not presented for redemption within 60 days of the redemption date or such longer period set forth in the notice of redemption, then the Company may transfer the money distributable upon redemption to a separate bank account, for the benefit of the registered Holder whose Notes are redeemed, and thereupon this Note shall be deemed as of the date of redemption to have been redeemed and no longer outstanding.

5.   Defaults and Remedies. If an Event of Default (as defined below) occurs under this Note, the principal of and accrued interest on the Note may be declared by the Holder due and payable by providing Company with written notice. All amounts due under this Note shall be payable within 30 days of the date of receipt of notice by the Company. An "Event of Default" occurs if: (i) the Company fails to pay the interest or principal of any Note when the same is due, presented for payment, upon redemption or otherwise, and the failure to pay continues for a period of thirty (30) days after receipt of written notice from the Holder of the Note or (ii) the Company becomes subject to certain events of bankruptcy or insolvency. In the Event of Default, the Holder will be free to pursue all legal remedies available to enforce the terms of this Agreement.

6.   <u>No Recourse</u>. A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under this Note or for any claim based on, or in respect of such obligations or their creation. The Holder by accepting this Note waives and releases all such liability. The waiver and release are part of the consideration for the issue of this Note.

7.   <u>Entire Agreement</u>. The undersigned understands and expressly agrees that (i) the PPM, the Subscription Agreement and this Promissory Note constitute the entire agreement between the parties relative Noteholder's investment in the Notes, and (ii) there are no representations, warranties or agreements, whether express or implied or oral or written, except as set forth herein. This Agreement may be modified only in a writing executed by the parties.

THIS NOTE IS NOT A BANK DEPOSIT OR A BANK OBLIGATION AND IS NOT INSURED BY THE FDIC.

IN WITNESS WHEREOF, the Company has caused this Note to be signed, on the date first written above.

NOTEHOLDER   **PFG FUND III, LLC**

By:_____   By:_____

Name: _____   Name: _____

Title:_____   Title:_____

Exhibit 3.1

Individual Investment Application

PFG FUND III, LLC OFFERING STATEMENT

PFG FUND III, LLC
INDIVIDUAL INVESTMENT APPLICATION

Section I: Applicant and Ownership Information / Complete Information Required

_____ Primary Applicant's full name	_____ Mailing Address
_____ Social Security No. or EIN Daytime Phone	_____ City, State, Zip
_____ Date of Birth Work Phone	_____ Email Address

Individual investors may select only one of the following additional ownership options, if applicable. If you do not select any of these options, we will issue the Note solely to the primary applicant.

☐ **_Joint Ownership_**. If you check this box, we will issue the Note to the Primary Applicant and Joint Applicant as joint tenants with the right of survivorship. Under this arrangement, the consent of either owner alone will be sufficient to redeem the Note, transfer it or take any other action requiring the consent of the Note holder.

_____
Joint Applicant's full name

_____
Social Security No.

_____
Date of Birth

☐ **_Living Trust_**. If you check this box, the Note will be issued to the Primary Applicant* as trustee(s) of the following trust:

_____
Name of Trust (including date)

_____
Trust EIN

* If the trust has more than one trustee, identify all of them on the Primary Applicant line, and select one of the following:
    Fewer than all trustees MAY exercise trust powers.

    Fewer than all trustees MAY NOT exercise

Section II: Note Options

Enclosed is a check in the amount of $ _____ for investment in the following Note:

Term Note

Minimum Investment $25,000	TERM
Maturity	2 Years
Minimum Investment Amount	$25,000
Interest Paid Monthly	8.00%

How you would like interest paid on your Loan Note? (choose only one of the following options)
    Added to the Note   Check
    EFT directly to your bank (If you choose this option, please send us an EFT authorization form and a voided check)

SIGNATURES

_____   _____
 Primary Applicant's Signature   Date

_____   _____
 Joint Applicant or Additional Trustee's Signature (if necessary)   Date

_____   _____
 Additional Trustee's Signature (if necessary)   Date

Section III: Payment on Death / Successor Custodian

Primary Beneficiary. By checking this box, you authorize PFG Fund III, LLC ("Pine Financial Group Fund III") to pay the principal and accrued interest on your Note to the indicated 501(c)(3) tax-exempt organization or individual beneficiary at your death. Organizations may not select this option. If you desire to designate more than one beneficiary, or to designate contingent beneficiaries in the event that the primary beneficiary predeceases you or no longer functions as a 501(c)(3) organization with a purpose consistent with your intended donation, please complete and forward to us the separate Beneficiary Designation Form included as an exhibit to the Prospectus. You may also name a successor custodian to replace the custodian upon death of the named custodian.

Name of tax-exempt organization or individual beneficiary or custodian

_____

Address

_____

City, State and Zip

_____

Social Security No.   Date of Birth

_____

Relationship

Section IV: Representations and Agreement

BY SIGNING THIS INVESTMENT APPLICATION, YOU REPRESENT AND AGREE TO THE FOLLOWING:

1. Purchase of Note Applied for. You agree to purchase the Note indicated in this Investment Application.

2. Terms of Note. You have received and been encouraged to read the Pine Financial Group Fund III Prospectus dated _____ and the Pine Financial Group Fund III financial statements included in it. You have also had the opportunity to ask questions and receive answers about the Pine Financial Group Fund III Prospectus and financial statements, the risks of investing in a Note, and the terms of the Note you are applying for. By signing this Investment Application, you agree to those terms.

3. Liability of Joint Applicants. If a Note is being purchased for joint ownership, both the Primary Applicant and the Joint Applicant must sign this Investment Application. In that case, "you" shall refer to both applicants. The Primary Applicant and Joint Applicant shall be jointly and severally liable under this Investment Application. Pine Financial Group Fund III is authorized to act upon the instructions and directions of either applicant in all matters, including redemption requests.

4. Certification of Trust. If a Note is being purchased for ownership in trust, each trustee identified as a Primary Applicant must sign below. In that case, "you" shall refer to all trustees. By signing below, you certify that the trust powers may be exercised as indicated in Section I, and that the trust identified in Section I has not been revoked, modified, or amended in any manner that would cause this certification of trust to be incorrect.

5. Withholding Certification. By signing this Investment Application and under penalties of perjury, each Applicant certifies that:

(a) the Social Security Number listed under your name in Section I of this Investment Application is correct; and

(b) you are either exempt from withholding or otherwise not subject to backup withholding. The IRS has not notified you that part of your dividend and interest is to be withheld as a result of your failure to report all dividend and interest income.

6. Beneficiaries. If you have completed Section III, you authorize Pine Financial Group Fund III to pay the outstanding principal and accrued interest on your Note to the indicated beneficiary at your death. You may change or revoke any beneficiary designation in Section III at any time. But a beneficiary designation and this Investment Application shall be binding on your heirs, beneficiaries and legal representatives. In addition, you represent either (i) that you are unmarried, or (ii) that your spouse has signed either this Investment Application as an Applicant or the following Spousal Consent:

_____

I am the spouse of the Primary Applicant or Joint Applicant identified in Section I of this Investment Application. I give to my spouse any interest I have in the funds to be invested in the Note applied for in this Investment Application. I agree to my spouse naming a beneficiary other than myself. I acknowledge that I have received a fair and reasonable disclosure of my spouse's property and financial obligations. I shall have no claim against Pine Financial Group Fund III or any beneficiary designated under this Investment Application for any payment made to the beneficiary.

_____

Signature of spouse of Primary Applicant   Date

_____

Signature of spouse of Joint Applicant   Date

Exhibit 3.2

Organization Investment Application

PFG FUND III, LLC OFFERING STATEMENT

PFG FUND III, LLC
ORGANIZATION INVESTMENT APPLICATION

Section I: Applicant and Ownership Information / Complete Information Required

Name of Organization

Mailing Address

Employer Identification Number   Phone Number

City, State, Zip

Email Address

Section II: Note Options

Enclosed is a check in the amount of $ _____ for investment in the following Note:

Term Note

Minimum Investment $25,000	TERM
Maturity	2 Years
Minimum Investment Amount	$25,000
Interest Paid Monthly	8.00%

How you would like interest paid on your Loan Note? (choose only one of the following options)

    Added to the Note   Check

    EFT directly to your bank (If you choose this option, please send us an EFT authorization form and a voided check)

SIGNATURES

Name of Organization

Joint Applicant or Additional Trustee's Signature (if necessary)   Date

By

Additional Trustee's Signature (if necessary)

Print Name and Title

Section IV: Representations and Agreement

BY SIGNING THIS INVESTMENT APPLICATION, YOU REPRESENT AND AGREE TO THE FOLLOWING:

1. Purchase of Note Applied for. You agree to purchase the Note indicated in this Investment Application.

2. Terms of Note. You have received and been encouraged to read the PFG Fund III, LLC ("Pine Financial Group Fund III") Offering Circular dated _____ and the Pine Financial Group Fund III financial statements included in it. You have also had the opportunity to ask questions and receive answers about the Pine Financial Group Fund III Offering Circular and financial statements, the risks of investing in a Note, and the terms of the Note you are applying for. By signing this Investment Application, you agree to those terms.

3. Liability of Joint Applicants. If a Note is being purchased for joint ownership, both the Primary Applicant and the Joint Applicant must sign this Investment Application. In that case,

"you" shall refer to both applicants. The Primary Applicant and Joint Applicant shall be jointly and severally liable under this Investment Application. Pine Financial Group Fund III is authorized to act upon the instructions and directions of either applicant in all matters, including redemption requests.

4. Authority of Organization. If the applicant is an organization, corporate entity or institution, you represent that you have been duly authorized to purchase the Certificate indicated in this Application, and that the person signing this Investment Application has been authorized to sign it on behalf of the organization, corporate entity or institution.

5. Withholding Certification. By signing this Investment Application and under penalties of perjury, each Applicant certifies that:

(a) the Employer Identification Number listed under the organization's name in Section I of this Investment Application is correct; and

(b) you are either exempt from withholding or otherwise not subject to backup withholding. The IRS has not notified you that part of your dividend and interest is to be withheld as a result of your failure to report all dividend and interest income.

Exhibit 4.1

Marketing Materials

PFG FUND III, LLC OFFERING STATEMENT

Earn 8%^{APY}
24 MONTH INVESTMENT TERM

MINIMUM INVESTMENT $25,000



For our Prospectus and additional information, contact us at:

www.PineInvestments.com
1.303.835.4445

EARN 8%_{APY}

24 MONTH INVESTMENT TERM
MINIMUM INVESTMENT $25,000



PINE
FINANCIAL GROUP

For our Prospectus and additional information, contact us at:

www.**PineInvestments**.com

1.303.835.4445

Exhibit 5.1

Market Data Provided by Your Castle Real Estate

PFG FUND III, LLC OFFERING STATEMENT



Fix and Flip Real Estate Trends
3Q 2013   Update 10/23/2013

Terry Wenze, 303-870-7515
Charles Roberts – 303-523-3837

© 2013 Your Castle Real Estate, Inc.

YOUR CASTLE
REAL ESTATE

Who is Your Castle Real Estate?

For the news media, we are a trusted source of information, as we frequently provide background for their real estate articles and reports. In May 2012, the *Denver Business Journal* ranked us as the **second largest non-franchise realty** in the Denver metro area. We are on *DBJ's* list of **fastest growing companies** in Colorado. We sold over $500 million of real estate in 2012, up 45% from 2011.

Being locally owned enables us to customize our approach to the unique needs our local clients, unlike the big national franchises. Our 350 agents span the front range and resorts. We have larger operations in Central Denver, Downtown, DTC, Lakewood, Westminster, Summit County (e.g., Breckenridge) and Vail Valley. We have satellite operations in Grand County (e.g., Winter Park), Colorado Springs and Boulder.

The information in this report is the tip of the iceberg of the custom research we do. We do this research for one reason – to help you make the best possible decision. We can help you find the house of your dreams, or sell the one you have with speed, ease and professionalism. Our Realtors can assist you with residential and commercial properties. Approximately 30% of our clients are investors. Our team can help you sort through the thousands of listings to find the small handful that represent the best deals. Many clients get "instant equity" when they buy their home, condo, second home or investment property.

We have a unique focus on educating our clients about their options so they can make well-informed decisions. We can identify where property appreciation has been the highest and where the best schools are located. In short, our resources can be customized to your specific requirements.

Your Castle Real Estate: *Local Knowledge. Total Commitment.*



YOUR CASTLE
REAL ESTATE

CONFIDENTIAL.– copying prohibited   303-619-0633 LonWelsh@YourCastle.org   -2-   © Your Castle 2011

1

Gross Margin (difference between purchase price and sales price) averaged $80,000 over the last nine years. In the last 24 months, it's averaged $102K. It's been a steady, smooth increase for eight years.



Gross Margin
DSF/ASF Only

Source: Denver MLS sales 2004-2013, YCRE analysis
2011-2013: Scott Fahl, Privy Software

Around 335 completed F+F are sold each quarter. The trend is towards more F+F volume in the past two years.



Number of F&F Completed + Sold
DSF/ASF Only, Denver Metro

Source: Denver MLS sales 2004-2013, YCRE analysis
2011-2013: Scott Fahl, Privy Software

The average marketing time to sell the competed project has been around 60 days. More recently (last 24 months) as it has become a seller's market, the times have reduced dramatically.



Average DOM (Days on Market) to Sell Renovated F&F
DSF/ASF Only, Denver Metro

Overall Average = 62 DOM
Last 24 months = 52 DOM

2 BR homes are the most common F+F target, followed by 3 BR. Larger and smaller homes are not nearly as popular.



Number of F+F sold by Quarter
By number of Bedrooms, Denver Metro (Homes + Condos)

There isn't a consistent long term trend that can reliably suggest one configuration of BR is more profitable than another. It looks like 3BR have tended to have less GM% while 1BR and 2BR have tended to be higher. The larger 4BR and 5+BR projects bounce around, due to their low volume.



Gross Margin % for F+F (GM $ / Purchase Price)
By number of Bedrooms, Denver Metro (Homes + Condos)

Not surprisingly, the largest 25% of the homes that were F+F (1680+ square feet) has the highest GM $. Of course, they are the most expensive to buy.



Gross Margin $ for F+F
By Home Size Segment (Sq Ft), Denver Metro (Homes + Condos)

Not surprisingly, the smaller homes were F+F generally had the highest GM %... And likely the highest ROI (return on investment). When you consider these small projects are frequently simpler and faster, the annualized ROI is likely better, too.



Gross Margin % for F+F (GM $ / Purchase Price
By Home Size Segment (Sq Ft), Denver Metro (Homes + Condos)

For the past 12 months...

Avg = 77%
Avg = 71%
Avg = 66%
Avg = 65%
Avg = 61%

Source: Denver MLS sales 2004-2013, YCRE analysis
2011-2013: Scott Fahl, Privy Software

303-619-0633 LonWelsh@YourCastle.org   -9-   © Your Castle 2011

Is it true that smaller (square feet) projects turn faster? Yes. The smallest 50% of the projects (under 1210 sq ft) turned in nine months on average; the largest 25% of homes (1680+ sq ft) took about a year on average. A very small number of homes add more than 1000 sq ft (accounts for ~30 days more time)



Days between Purchase and Sale
By Home Size Segment (Sq Ft), Denver Metro (Homes + Condos)

For the past 12 months...

Avg = 355 days
Avg = 340 days
Avg = 323 days

Avg = 270 days
Avg = 267 days

Source: Denver MLS sales 2004-2013, YCRE analysis
2011-2013: Scott Fahl, Privy Software

303-619-0633 LonWelsh@YourCastle.org   -10-   © Your Castle 2011

I randomly sampled five successful (high GM %, fast turn time) projects from 2013. Only one went UC "instantly" in a multiple bid situation then actually sold to that buyer in a few days. That's the urban myth. Most F+F are on the market for a while and sell at a small discount, not a premium.



	Month 1			Month 2			Month 3		
	0-10	20	30	40	50	60	70	80	90

4820 Clay
Denver
$110 buy
$210 sell
Listed 139,900 — 7 days → PxChg 129,000 — 9 days → UC 9/5/12 — 30 days → Sold 110,000

426 S XANADU St
Thornton
$70 buy
$140 sell
Listed 99,900 — 4 → UC — 7 → Active — 4 → Pend — 24 → Active — 23 days → UC Sold 92,500 — 0

4555 FLOWER St
Wheat Ridge
$170 buy
$270 sell
Listed 159,900 — 2 → UC Sold 170,000 (there were multiple bids) — 0

4880 FOOTHILLS
Castle Rock
$218 buy
$315 sell
Listed 241K — 15 → Pend — 108 days → Sold 218K

7208 S SHERMAN
Centennial
$206 buy
$294 sell
Listed $214K — 18 → UC — 11 → Sold $206K

Source: Denver MLS sales 2013, YCRE and Privy analysis

Not surprisingly, the more expensive the neighborhood, the better the Gross Margin (GM). The relationship has gotten more consistent over time.

Average After-Repair Sold Price vs. Average Gross Margin
DSF/ASF Only, by neighborhood, areas with 6+ deals

2007 - 2008

2010 - 2011

2012 - 2013

Y-axis: Gross Margin ($25–$400)
X-axis: Sold Price (100–800)

2007-2008: W Park West, Wellshire, Hilltop, N. Comm. City, $R^2 = 0.7361$

2010-2011: E Wash Park, Highland Central, Founders Village, $R^2 = 78\%$

2012-2013: E Wash Park, Corey Merrill, Univ Park, Elyria Swansea, $R^2 = 0.8295$

Source: Denver MLS sales 2004-2013, YCRE analysis, Privy

Not surprisingly, neighborhoods with more volume are more predictable in their profitability than areas with fewer F+F.



Average After-Repair Sold Price vs. Average Gross Margin
DSF/ASF Only, by neighborhood, areas with 6+ deals

Managing the tradeoff: more Gross Margin usually comes at higher price points. Neighborhoods towards the upper left offer more return at lower price points, and usually with less risk.



Let's think a little more about the relationship between price and GM...

• The bottom (X) axis is the after-repair sales price.

• The left (Y) axis is the gross margin (the gap between what the investor paid and what they sold the property for).

• All things being equal, you probably want to do the least expensive project (less capital invested, less risk) and get the most GM that you can.

• While there is a strong relationship between neighborhood purchase price and GM, it's not a *perfect* relationship... some areas might have relatively high GM with low purchases prices. Investors should seek them out.

• Conversely, some areas have high purchase prices (and commensurately more risk) while offering lower GM... a lot of risk without a lot of reward.

• So, which neighborhoods are the best bets?

A few of the neighborhoods are slightly more or less desirable, but intense market competition has made them all get the correct returns. Settle for "market performance" and don't try to be greedy.



2012-2013 Average After-Repair Sold Price vs. Average Gross Margin
Top 40 Neighborhoods: 16+ completed F&F in last 18 months

Source: YCRE analysis; Privy data + MLS data, Denver MLS sales 2012 – 7/2013



At the lower end of the price range for high volume F+F neighborhoods, selecting the neighborhood can have more of an impact on your bottom line.

2012-2013 Average After-Repair Sold Price vs. Average Gross Margin
Top 40 Neighborhoods: 16+ completed F&F in last 18 months

Source: YCRE analysis; Privy data + MLS data, Denver MLS sales 2012 – 7/2013

303-619-0633 LonWelsh@YourCastle.org   -17-   © Your Castle 2011



Top ten home Fix and Flip (F&F) neighborhoods, by volume. Some minor changes, but the new top five looks a lot like the old top nine. A few new entrants (Ridge Gate, Englewood, Sunnyside West) and a few departures (Montbello N, Aurora NW)

2005-2008	2008-2011	2012-2013
1. Montbello North	1. Old Thornton	1. Ridge Gate
2. Park Hill East	2. Park Hill East	2. Old Thornton
3. Harvey East	3. Montbello North	3. East Colfax
4. Old Thornton	4. East Colfax	4. Park Hill East
5. Aurora NW	5. Aurora NW	5. Harvey East
6. Athmar Park	6. Harvey East	6. Englewood
7. Chaffee Park	7. Sherrelwood	7. Park Hill North
8. East Colfax	8. Chaffee Park	8. Sunnyside W
9. Villa Park	9. Park Hill North	9. Athmar Park
10. Clayton	10. Clayton	10. GVR South

Source: YCRE analysis; Privy data + MLS data, Denver MLS sales 2012 – 7/2013

303-619-0633 LonWelsh@YourCastle.org   -18-   © Your Castle 2011

Key messages about the current fix and flip market:

In the past 24 months:

- Average gross margins (GM $) increased $80K to $102K.

- F+F have been getting consistently more profitable since 2005.

- The number of completed projects per quarter has increased from 335 to 420.

- The general trends has been toward more F+F activity since '05.

- The average DOM to sell a completed F+F has declined from 62 to 52 days. This mirrors the overall Denver market.

- 2 BR projects are most popular, closely followed by 3BR. 5+ BR projects are least common.

- The 5BR projects, while rare, have the best profit margins. 1BR and 2BR projects are consistently the most profitable.

- Not surprisingly, the smaller projects have shorter life cycles than the larger homes, which makes the annualized ROI even higher.

- While some F+F rough homes are purchased in multiple bid situations on the MLS, many of them are still on the market a while before an investor purchases them – at a discount to ask price.

- The relationship between sales price of the home after repair and gross margin is strong, and getting stronger over time. This suggests market competition has eliminated "abnormally good deals", but the "market rate of return" is still quite attractive.

- There is more pricing stability (and predictability) in neighborhoods with more F+F activity. Areas with fewer F+F have more need for highly targeted selection analysis to maximize profits and manage/contain risk.

- Investor interviews indicate if you are still selecting your buy side deals "by hand" without software tools, you are at a marked disadvantage to investors with superior analytical and opportunity screening / identification tools.

- 5 of the 10 most common neighborhoods for F+F have been the same for almost a decade. There isn't a lot of change over time.

- Some of the new entrants to the top ten list have better than average gross margins and warrant consideration.



YOUR CASTLE
REAL ESTATE

303-619-0633 LonWelsh@YourCastle.org

Source: YCRE proprietary analysis of 9000+ F+F deals from 2005-2013
Data: 2005-2010: MLS; 2011-2013: Scott Fahl, Privy Software

-19-   © Your Castle 2011

Exhibit 5.2

Consent by Your Castle Real Estate

PFG FUND III, LLC OFFERING STATEMENT



YOUR CASTLE
—— REAL ESTATE ——
LOCAL KNOWLEDGE TOTAL COMMITMENT

Consent of Your Castle Real Estate

We hereby consent to the inclusion of the data provided in the Registration Statement. We also consent to the inclusion of our slides detailing this data as an exhibit.

Sincerely,

Charles Roberts
Owner

Arvada: 8120 Sheridan Blvd. #335-C, Arvada, CO 80003
Central: 1776 S. Jackson St. #412, Denver 80210
Downtown: 2563 15th St., Denver 80211
DTC: 9085 E. Mineral Circle, Suite 360, Centennial CO 80112
Greendwood Village: 5105 DTC Parkway #225, Greenwood Village CO 80111
West: 215 S. Wadsworth Blvd, Suite 300, Lakewood, CO 80226

303-962-4272 office   www.YourCastle.org

Exhibit 6.1

Foreclosure Invoice Provided by Robert Simpson

Robert A. Simpson
Attorney at Law

4465 Kipling Street, #200
Wheat Ridge, Colorado 80033
Telephone: (303) 986-9446
RobertASimpsonAttorney@gmail.com

February 28, 2014

Statement

Kevin Amolsch
Pine Financial Group, Inc.
10200 West 44th Avenue, #220
Wheat Ridge, CO 80033

Re: Alexander foreclosure

Prepare and file foreclosure; prepare and file Rule 120 proceeding; prepare and file Cure Statement; and prepare and file Foreclosure Bid.

	Credit	Debit
Retainer paid 9/23/2013	1,000.00	
FedEx foreclosure to Public Trustee		17.52
Foreclosure Certificate (Fidelity Title)		300.00
Rule 120 docket fee		230.18
Posting of Rule 120 Notice		100.00
Postage		10.00
Photocopies		10.00
Public Trustee fee		460.50
Attorney's fees		2,785.00
Totals:	1,000.00	3,913.20

Please remit: $2,913.20

Exhibit 7.1

Legal Opinion Letter Provided by Donald Eby

ROBINSON & HENRY, P.C.
——————— ATTORNEYS AT LAW ———————

December 22, 14

Managers
PFG Fund III, LLC
10200 W. 44¹ Ave., Suite 220
Wheat Ridge, CO 800333

> **RE:** **Regulation A Offering Statement for PFG Fund III, LLC, a Colorado limited liability company (the "Company")**

SEC Officer:

     This Opinion of Counsel is submitted pursuant to the applicable rules of the Securities and Exchange Commission with respect to the application for sale of up to $5,000,000 of unsecured, non-convertible, fixed-

     In connection therewith, we have examined and relied upon original, certified, conformed, Photostat or other copies of the following documents:

i.   The Articles of Organization of PFG Fund III, LLC;
ii.   The Offering Statement and the Exhibits thereto; and
iii.   Such other records, documents, statutes and decisions as we have deemed relevant in rendering this opinion.

     In all such examinations, the undersigned has assumed the genuineness of all signatures on original documents, and the conformity to the originals or certified documents of all copies submitted to me as conformed, Photostat or other copies. As to the various questions of fact material to this opinion, I have relied, to the extent rea:
directors of PFG Fund III, LLC, and upon documents, corporate records and instruments furnished to me by the PFG Fund III, LLC, without independently checking or verifying the accuracy of such documents, records and instruments.

     Based on the foregoing, I am of the opinion that upon the effectiveness of the offering statement any notes sold will be validly issued, fully paid, non-
obligation upon PFG Fund III, LLC, under the laws of the state of Colorado.

Sincerely yours,

Donald C. Eby
Attorney at Law

Exhibit 8.1

FHA Single Family Outlook Report

PFG FUND III, LLC OFFERING STATEMENT

FHA SINGLE-FAMILY OUTLOOK

SINGLE-FAMILY OPERATIONS
January 2013

CONTACT INFORMATION
WILLIAM F. SHAW 202-402-7550
ZENORA HINES 202-402-7544

Applications

During January, lenders submitted 147,509 applications for mortgage insurance. Included in that count were 58,993 home purchase loans, 79,923 refinance actions, and 8,593 reverse mortgages.

Streamline actions accounted for 58,753 of all refinance applications. The refinance total can also be broken out into 62,757 FHA-to-FHA actions and 17,166 conventional conversions. There were 413 applications under the insurance for borrowers in negative equity program that requires lenders to first write-down the loan principal on a conventional conversion.

Endorsements

This month, FHA insured 134,461 single-family mortgages. By loan purpose, the January 2013 counts were: 60,924 home-purchase mortgages, 68,348 refinancings, and 5,189 HECM loans.

Mortgage Insurance Volumes

The 134,461 mortgages insured in January created $24.9 billion in dollar volume, with an average mortgage amount of $185,353.

At the end of the month, FHA had an insurance-in-force of 7,780 073 mortgages with $1,093.5 billion in outstanding balances.

Of Additional Interest

Borrower credit quality remains very high, with average FICO scores of 695 for home-purchase loans and 701 for refinancings.

The average processing time for a case from application to insurance was 12.1 weeks.

There were 107,866 insured cases handled through Lender Insurance -- 80.2% of the total for the month.

Default Rate.

Loans Delinquent

At the end of the month, 738,109 mortgages were in serious delinquency, resulting in a default rate of 9.5 percent.

Claims

For fiscal year 2013, FHA has now paid 55,613 regular insurance claims for 37,310 property conveyances, 11,149 pre-foreclosure sales and 7,154 other claims. In addition, 64,373 special claims were paid. Those included 58,393 loss mitigation actions and 5,980 HECM mortgage assignments. The total number of claims paid fiscal-year-to-date is 119,986. This month's report now identifies "Other" claims paid as coming from HUD's new Distressed Asset Sale Program and its pilot program to encourage more third-party sales at foreclosure auctions. These are now identified under Regular claims as Accelerated Claims (601) and Non-Conveyance Foreclosure.

Department of Housing and Urban Development, Housing - Deputy Assistant Secretary for Risk Management and Regulatory Affairs, Office of Evaluation

Page 1 of 5

FHA SINGLE-FAMILY OUTLOOK

SINGLE-FAMILY OPERATIONS
January 2013

MONTHLY COMPARISONS

	CURRENT MONTH	LAST MONTH	RATE OF CHANGE	LAST YEAR	RATE OF CHANGE
TOTAL APPLICATIONS: *	**147,509**	**127,057**	**16.1%**	**126,835**	**16.3%**
Annual Rate	2,513,100	2,391,800	5.1%	2,377,000	5.7%
Average per workday	9,933	9,454	5.1%	9,395	5.7%
Purchase	58,993	49,927	18.2%	61,547	-4.1%
Refinance	79,923	69,880	14.4%	59,493	34.3%
Prior FHA	62,757	55,185	13.7%	34,498	81.9%
Conventional to FHA	17,166	14,695	16.8%	24,995	-31.3%
Short Refinance	413	636	-35.1%	236	75.0%
HECM	8,593	7,250	18.5%	5,795	48.3%
TOTAL ENDORSEMENTS: *	**134,461**	**113,856**	**18.1%**	**102,011**	**31.8%**
Annual Rate	1,613,500	1,366,300	18.1%	1,224,100	31.8%
Weighted Average FICO Score **	696	696	0.0%	698	-0.3%
Minority	34,458	29,032	18.7%	26,137	31.8%
% Minority	25.6%	25.5%	0.1% #	25.6%	0.0% #
Purchase	**60,924**	**53,239**	**14.4%**	**61,663**	**-1.2%**
% Purchase	45.3%	46.8%	-1.5% #	60.4%	-15.1% #
Average FICO Score **	695	695	0.0%	696	-0.1%
1st Time Home Buyer	47,683	41,526	14.8%	47,235	0.9%
% 1st Time Home Buyer	78.3%	78.0%	0.3% #	76.6%	1.7% #
Non-Minority	28,914	25,485	13.5%	28,563	1.2%
% Non-Minority	60.6%	61.4%	-0.7% #	60.5%	0.2% #
Minority	16,084	13,744	17.0%	15,787	1.9%
% Minority	33.7%	33.1%	0.6% #	33.4%	0.3% #
Not-Disclosed	2,685	2,297	16.9%	2,885	-6.9%
% Not-Disclosed	5.6%	5.5%	0.1% #	6.1%	-0.5% #
Refinanced	**68,348**	**56,706**	**20.5%**	**35,173**	**94.3%**
% Refinanced	50.8%	49.8%	1.0% #	34.5%	16.4% #
Average FICO Score **	701	701	0.0%	706	-0.7%
Prior FHA	59,582	49,632	20.0%	22,458	165.3%
Streamline	55,548	46,377	19.8%	17,968	209.1%
Streamline % of Refinance	81.3%	81.8%	-0.5% #	51.1%	30.2% #
Streamline % of Prior FHA	93.2%	93.4%	-0.2% #	80.0%	13.2% #
Full Process	4,034	3,255	23.9%	4,490	-10.2%
Cash Out	767	569	34.8%	703	9.1%
Conventional to FHA	8,766	7,074	23.9%	12,716	-31.1%
Cash Out	2,426	1,941	25.0%	3,557	-31.8%
Total Cash Out	3,193	2,510	27.2%	4,260	-25.0%
Total % Cash Out	4.7%	4.4%	0.2% #	12.1%	-7.4% #
Short Refinance	140	135	3.7%	99	41.4%
HECM	**5,189**	**3,911**	**32.7%**	**5,175**	**0.3%**
% HECM	3.9%	3.4%	0.4% #	5.1%	-1.2% #
HECM Standard Traditional	4,603	3,464	32.9%	4,564	0.9%
HECM Stndrd Traditional ARM	1,117	852	31.1%	1,373	-18.6%
HECM Standard Purchase	169	156	8.3%	161	5.0%
HECM Stndrd Purchase ARM	5	4	25.0%	9	-44.4%
HECM Standard Refinance	103	69	49.3%	118	-12.7%
% HECM Standard Refinance	2.0%	1.8%	0.2% #	2.3%	-0.3% #
HECM Stndrd Refinance ARM	22	12	83.3%	46	-52.2%
HECM Saver Total	314	223	40.8%	332	-5.4%

Source: * F17 CHUMS   # - Percentage point difference
** This series represents the composite FICO score value that is used for loan underwriting.

Department of Housing and Urban Development, Housing - Deputy Assistant Secretary for Risk Management and Regulatory Affairs, Office of Evaluation

Page 2 of 5

FHA SINGLE-FAMILY OUTLOOK

SINGLE-FAMILY OPERATIONS
January 2013

MONTHLY COMPARISONS

	CURRENT MONTH	LAST MONTH	RATE OF CHANGE	LAST YEAR	RATE OF CHANGE
FORWARD ENDORSEMENTS ONLY: *					
Section 203(k)	1,831	1,555	17.7%	1,854	-1.2%
Condominium	5,879	5,016	17.2%	3,604	63.1%
% Condominium	4.4%	4.4%	0.0% #	3.5%	0.8% #
ARM (Excludes HECM ARM)	568	493	15.2%	2,267	-74.9%
% ARM	0.4%	0.4%	0.0% #	2.2%	-1.8% #
Manufactured Housing (Real Estate)	2,333	2,036	14.6%	1,845	26.4%
Interest Buy-down	350	267	31.1%	488	-28.3%
Average Processing Time * ^					
(Existing Homes, weeks)					
Application to Closing	7.8	7.4	5.4%	6.6	18.2%
Closing to Endorsement	4.3	3.9	10.3%	4.1	4.9%
Lender Insurance *					
Total Lender Insurance	107,866	92,545	16.6%	80,044	34.8%
% of Total Insurance	80.2%	81.3%	-1.1% #	78.5%	1.8% #
Forward Mortgages	107,866	92,545	16.6%	80,044	34.8%
HECM	0	0		0	
Automated Underwriting System * x					
AUS Endorsed	70,783	61,004	16.0%	76,280	-7.2%
AUS as % of Total Endorsed	54.8%	55.5%	-0.7% #	78.8%	-24.0% #
Mortgage Insurance *					
Total Number	134,461	113,856	18.1%	102,011	31.8%
Total Amount ($B)	$24.9	$20.9	19.1%	$18.3	36.1%
Forward Mortgages					
Total Forward Number	129,272	109,945	17.6%	96,836	33.5%
Amount ($B)	$23.7	$20.0	18.5%	$17.1	38.6%
Purchase Number	60,924	53,239	14.4%	61,663	-1.2%
Amount ($B)	$10.8	$9.4	14.9%	$10.3	4.9%
Refinance Number	68,348	56,706	20.5%	35,173	94.3%
Amount ($B)	$12.9	$10.6	21.7%	$6.8	89.7%
Reverse Mortgages					
HECM Number	5,189	3,911	32.7%	5,175	0.3%
Max Claim Amount ($B)	$1.2	$0.9	33.3%	$1.2	0.0%
Mortgage Insurance-In-Force **					
Total Number	7,780,073	7,749,412	0.4%	7,512,171	3.6%
Total Unpaid Balance Amount ($B)	$1,093.5	$1,088.3	0.5%	$1,051.0	4.0%
Loans Seriously Delinquent * <**					
Seriously Delinquent	738,109	734,658	0.5%	733,844	0.6%
Seriously Delinquent Rate	9.5%	9.5%	0.0% #	9.8%	-0.3% #

Source: * F17 CHUMS   ** A43 Single Family Insurance System   *** F42D Consolidated Single Family Default Monitoring System

\#   Percentage point difference

^   Existing homes, including purchase and refinance cases, represent virtually all of insurance activity.

x   AUS includes only forward mortgages accepted and endorsed by the FHA scorecard (TOTAL).

<   This count of seriously delinquent mortgages includes all bankruptcies, all foreclosures and 90 days or more delinquencies.

Department of Housing and Urban Development, Housing - Deputy Assistant Secretary for Risk Management and Regulatory Affairs, Office of Evaluation

Page 3 of 5

SINGLE-FAMILY OPERATIONS
January 2013

FISCAL YEAR COMPARISONS

	PROJECTIONS FY 2013 AS OF OCT 2012	FY 2013 TO DATE	FY 2012 TO DATE	RATE OF CHANGE 2013/2012		FY 2012 FINAL
TOTAL APPLICATIONS: *	1,800,000	600,092	492,532	21.8%		1,826,191
Purchase	907,200	245,963	256,442	-4.1%		921,175
Refinance	810,000	322,614	209,373	54.1%		821,543
Prior FHA	486,000	256,358	116,759	119.6%		564,574
Conventional to FHA	324,000	66,256	92,614	-28.5%		256,969
Short Refinance		1,785	1,084	64.7%		3,268
HECM	82,800	31,515	26,717	18.0%		83,473
TOTAL ENDORSEMENTS: *	1,368,000	499,877	371,995	34.4%		1,239,874
Minority	342,000	126,040	96,110	31.1%		311,812
% Minority	25.0%	25.2%	25.8%	-0.6%	#	25.1%
Purchase	807,100	238,819	237,878	0.4%		733,959
% Purchase	59.0%	47.8%	63.9%	-16.2%	#	59.2%
1st Time Home Buyer	605,300	186,664	182,246	2.4%		569,912
% 1st Time Home Buyer	75.0%	78.2%	76.6%	1.5%	#	77.6%
Non-Minority	387,400	115,351	111,123	3.8%		353,119
% Non-Minority	64.0%	61.8%	61.0%	0.8%	#	62.0%
Minority	181,600	60,958	60,168	1.3%		183,392
% Minority	30.0%	32.7%	33.0%	-0.4%	#	32.2%
Not-Disclosed	36,300	10,355	10,954	-5.5%		33,396
% Not-Disclosed	6.0%	5.5%	6.0%	-0.5%	#	5.9%
Refinanced	492,500	243,778	115,000	112.0%		451,095
% Refinanced	36.0%	48.8%	30.9%	17.9%	#	36.4%
Prior FHA	344,800	212,236	70,412	201.4%		321,820
Streamline	293,100	196,332	54,664	259.2%		274,160
Streamline % of Refinance	59.5%	80.5%	47.5%	33.0%	#	60.8%
Streamline % of Prior FHA	85.0%	92.5%	77.6%	14.9%	#	85.2%
Full Process	51,700	14,209	15,748	-9.8%		47,660
Cash Out	7,200	2,626	2,551	2.9%		7,558
Conventional to FHA	147,700	31,548	44,595	-29.3%		129,293
Cash Out	39,900	8,820	12,361	-28.6%		35,098
Total Cash Out	47,100	11,446	14,912	-23.2%		42,656
Total % Cash Out	9.6%	4.7%	13.0%	-8.3%	#	9.5%
Short Refinance		519	412	26.0%		1,440
HECM	68,400	17,280	19,117	-9.6%		54,820
% HECM	5.0%	3.5%	5.1%	-1.7%	#	4.4%
HECM Standard Traditional	59,800	15,294	16,807	-9.0%		47,950
HECM Stndrd Traditional ARM	58,600	3,656	4,799	-23.8%		12,858
HECM Standard Purchase	2,000	633	520	21.7%		1,612
HECM Stndrd Purchase ARM	1,900	17	23	-26.1%		56
HECM Standard Refinance	1,800	330	506	-34.8%		1,440
% HECM Standard Refinance	2.6%	1.9%	2.6%	-0.7%	#	2.6%
HECM Stndrd Refinance ARM	1,700	63	191	-67.0%		418
HECM Saver Total	4,800	1,024	1,285	-20.3%		3,820

Source: * F17 CHUMS

\# Percentage point difference

Department of Housing and Urban Development, Housing - Deputy Assistant Secretary for Risk Management and Regulatory Affairs, Office of Evaluation

Page 4 of 5

FHA SINGLE-FAMILY OUTLOOK

SINGLE-FAMILY OPERATIONS
January 2013

FISCAL YEAR COMPARISONS

	PROJECTIONS FY 2013 AS OF OCT 12	FY 2013 TO DATE	FY 2012 TO DATE	RATE OF CHANGE 2013/2012		FY 2012 FINAL
FORWARD ENDORSEMENTS ONLY: *						
Section 203(k)		6,855	7,996	-14.3%		22,495
Condominium		21,710	12,730	70.5%		44,970
% Condominium		4.3%	3.4%	0.9%	#	3.6%
ARM (Excludes HECM ARM)		2,230	9,658	-76.9%		20,351
% ARM		0.4%	2.6%	-2.2%	#	1.6%
Manufactured Housing (Real Estate)		8,409	6,754	24.5%		20,479
Interest Buy-down		1,242	1,635	-24.0%		4,670
Lender Insurance *						
Total Lender Insurance	980,000	403,315	287,787	40.1%		975,544
% of Total Insurance	71.6%	80.7%	77.4%	3.3%	#	78.7%
Forward Mortgages	960,400	403,315	286,979	40.5%		974,735
HECM	19,600	0	808	-100.0%		809
Automated Underwriting System * x						
AUS Endorsed	1,094,400	273,648	288,063	-5.0%		880,319
AUS as % of Total Endorsed	84.2%	56.7%	81.6%	-24.9%	#	74.3%
Mortgage Insurance *						
Total Number	1,368,000	499,877	371,995	34.4%		1,239,874
Total Amount ($B)	$248.6	$100.9	$66.2	52.4%		$226.5
Forward Mortgages						
Total Forward Number	1,299,600	482,597	352,878	36.8%		1,185,054
Amount ($B)	$231.1	$96.9	$61.7	57.1%		$213.4
Purchase Number	807,100	238,819	237,878	0.4%		733,959
Amount ($B)	$141.9	$51.2	$39.5	29.6%		$124.5
Refinance Number	492,500	243,778	115,000	112.0%		451,095
Amount ($B)	$89.2	$45.7	$22.2	105.9%		$88.9
Reverse Mortgages						
HECM Number	68,400	17,280	19,117	-9.6%		54,820
Max Claim Amount ($B)	$17.5	$4.0	$4.5	-11.1%		$13.2
Claims *						
Total Claims	287,000	119,986	81,067	48.0%		284,196
Regular	143,000	55,613	37,965	46.5%		142,779
Conveyances		37,310	25,342	47.2%		102,236
Pre-Foreclosures		11,149	12,446	-10.4%		36,740
Accelerated Claims (601)		5,256	116			1,165
Non-Conveyance Foreclosure		1,898	61			2,638
Special	144,000	64,373	43,102	49.4%		141,417
Loss Mitigation Retention	132,000	58,393	39,879	46.4%		129,626
HECM Assignments	12,000	5,980	3,223	85.5%		11,791

Source: * F17 CHUMS ** A43C Claims System

\# = Percentage point difference

x AUS includes only forward mortgages accepted and endorsed by the FHA scorecard (TOTAL).

Beginning with the January 2013 report, we are identifying the Other claims as either Accelerated Claims under HUD's Distressed Asset Sale Program (DASP) or as Non-Conveyance Claims. The non-conveyance claims are from HUD's pilot demonstration of encouraging more third-party sales at foreclosure auctions to avoid property conveyance and REO management. Both of these initiatives are expected to grow in the future.

Department of Housing and Urban Development, Housing - Deputy Assistant Secretary for Risk Management and Regulatory Affairs, Office of Evaluation

Page 5 of 5

Exhibit 8.2

Fannie Mae's 2013 Credit Supplement Report

PFG FUND III, LLC OFFERING STATEMENT

Default Rate is on page 8.

Fannie Mae
2013 Credit Supplement



February 21, 2014



- This presentation includes information about Fannie Mae, including information contained in Fannie Mae's Annual Report on Form 10-K for the year ended December 31, 2013, the "2013 Form 10-K." Some of the terms used in these materials are defined and discussed more fully in the 2013 Form 10-K. These materials should be reviewed together with the 2013 Form 10-K, which is available on the "SEC Filings" page in the "Investor Relations" section of Fannie Mae's web site at www.fanniemae.com.

- Some of the information in this presentation is based upon information that we received from third-party sources such as sellers and servicers of mortgage loans. Although we generally consider this information reliable, we do not independently verify all reported information.

- Due to rounding, amounts reported in this presentation may not add to totals indicated (or 100%). A zero indicates less than one half of one percent. A dash indicates a null value.

- Unless otherwise indicated data labeled as "2013" is as of December 31, 2013 or for the full year of 2013.

1



Table of Contents



Home Price Growth/Decline Rates in the U.S.



Fannie Mae Home Price Index

	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
S&P/Case-Shiller Index	10.6%	10.7%	14.6%	14.7%	-0.3%	-8.4%	-18.4%	-2.5%	-3.8%	-3.7%	7.2%	11.7%**

Growth rates are from period-end to period-end.

*Estimate based on purchase transactions in Fannie-Freddie acquisition and public deed data available through the end of January 2014. Including subsequent data may lead to materially different results.
**Year-to-date as of Q3-2013. As comparison, Fannie Mae's index for the same period is 8.7%.

Based on our home price index, we estimate that home prices on a national basis increased by 8.8% in 2013, following an increase of 4.2% in 2012. Despite the recent increases in home prices, we estimate that, through December 31, 2013, home prices on a national basis remained 13.5% below their peak in the third quarter of 2006. Our home price estimates are based on preliminary data and are subject to change as additional data become available. We estimate that home prices on a national basis increased by 0.2% in the fourth quarter of 2013.

3

One Year Home Price Change as of 2013 Q4*
United States 8.8%



State Growth Rate	Example
0% to 5%	State: NM
5% to 10%	Growth Rate: 3.0%
10% and above	*UPB %: 0.5%*

*Source: Fannie Mae. Home price estimates are based on purchase transactions in Fannie-Freddie acquisition and public deed data available through the end of January 2014. UPB estimates are based on data available through the end of December 2013. Including subsequent data may lead to materially different results.



Home Price Change Peak-to-Current as of 2013 Q4*
United States -13.5%

State Growth Rate

■	Below -30%
▨	-30% to -15%
▨	-15% to -5%
□	-5% to 0%
▨	0%

Example

State: NM
Growth Rate: -13.3%
UPB %: 0.5%

AK -1.3% 0.2%

WA -18.0% 3.5%

OR -15.9% 1.7%

ID -18.5% 0.5%

MT -1.3% 0.3%

ND 0.0% 0.1%

MN -13.9% 1.9%

WY -1.5% 0.2%

SD -0.5% 0.2%

WI -9.9% 1.8%

MI -21.8% 2.4%

NV -43.7% 1.0%

UT -11.8% 1.0%

CO 0.0% 2.6%

NE 0.0% 0.4%

IA -0.6% 0.7%

IL -20.6% 4.1%

IN -2.0% 1.2%

OH -9.9% 2.1%

HI -10.3% 0.8%

CA -28.5% 19.6%

AZ -33.4% 2.4%

NM -13.3% 0.5%

KS -0.6% 0.5%

MO -8.3% 1.3%

KY -1.0% 0.6%

WV 0.0% 0.2%

VA -15.5% 3.6%

OK 0.0% 0.6%

AR -3.2% 0.5%

TN -5.8% 1.3%

NC -8.1% 2.5%

SC -9.9% 1.2%

TX 0.0% 5.4%

LA 0.0% 0.9%

MS -8.8% 0.4%

AL -8.8% 1.0%

GA -18.6% 2.7%

FL -39.3% 5.7%

VT -7.6% 0.2%

NH -17.5% 0.5%

ME -9.5% 0.3%

MA -12.8% 3.1%

RI -29.8% 0.3%

NY -8.2% 5.6%

PA -4.2% 3.1%

CT -19.6% 1.4%

NJ -23.5% 4.0%

DE -18.3% 0.4%

DC -1.5% 0.4%

MD -23.4% 2.8%

*Source: Fannie Mae. Home price estimates are based on purchase transactions in Fannie-Freddie acquisition and public deed data available through the end of January 2014. UPB estimates are based on data available through the end of December 2013. Including subsequent data may lead to materially different results.

Note: Date of peak is determined for each state individually. States currently at peak prices show 0.0% change.

5



Credit Characteristics of Single-Family Business Acquisitions[1]

Acquisition Year	2013	2012	2011	2010	2009	2008	2007	2006	2005	2004
Unpaid Principal Balance (billions)	$728.4	$832.2	$562.3	$595.0	$684.7	$557.2	$643.8	$515.8	$524.2	$568.8
Weighted Average Origination Note Rate	3.78%	3.78%	4.35%	4.64%	4.93%	6.00%	6.51%	6.45%	5.73%	5.63%
Origination Loan-to-Value Ratio										
<= 60%	22.0%	25.3%	29.1%	30.3%	32.6%	22.7%	16.7%	18.6%	21.4%	23.1%
>60% and <= 70%	13.9%	14.4%	15.5%	15.9%	17.0%	16.1%	13.5%	15.1%	16.3%	16.2%
>70% and <= 80%	34.9%	34.4%	37.3%	38.5%	39.9%	39.5%	44.7%	49.6%	46.2%	43.1%
>80% and <= 90%	10.5%	9.1%	8.9%	8.6%	6.9%	11.7%	9.1%	6.8%	7.4%	8.2%
>90% and <= 100% [2]	11.5%	8.4%	6.8%	5.2%	3.3%	10.0%	15.8%	9.7%	8.5%	9.3%
> 100% [2]	7.1%	8.3%	2.3%	1.6%	0.4%	0.1%	0.1%	0.2%	0.2%	0.2%
Weighted Average Origination Loan-to-Value Ratio	75.7%	74.5%	69.3%	68.4%	66.8%	72.0%	75.5%	73.4%	72.0%	71.4%
Weighted Average Origination Loan-to-Value Ratio Excluding HARP [3]	70.3%	67.8%	66.6%	65.8%	65.8%	—	—	—	—	—
FICO Credit Scores [4]										
0 to < 620	1.4%	0.8%	0.5%	0.4%	0.4%	2.8%	6.4%	6.2%	5.4%	5.6%
>=620 and < 660	3.4%	2.2%	1.8%	1.6%	1.5%	5.7%	11.5%	11.2%	10.7%	11.5%
>=660 and < 700	9.7%	7.2%	7.0%	6.6%	6.5%	13.9%	19.2%	19.6%	18.9%	19.4%
>=700 and < 740	18.2%	15.6%	16.2%	16.1%	17.2%	21.7%	22.6%	23.0%	23.2%	23.9%
>=740	67.3%	74.1%	74.5%	75.1%	74.4%	55.8%	40.1%	39.7%	41.5%	39.2%
Missing	0.0%	0.0%	0.1%	0.1%	0.1%	0.1%	0.1%	0.2%	0.3%	0.4%
Weighted Average FICO Credit Score	753	761	762	762	761	738	716	716	719	715
Product Distribution										
Fixed-rate	97.6%	96.7%	93.5%	93.7%	96.6%	91.7%	90.1%	83.4%	78.7%	78.8%
Adjustable-rate	2.4%	3.3%	6.5%	6.3%	3.4%	8.3%	9.9%	16.6%	21.3%	21.2%
Alt-A [5]	1.3%	0.8%	1.2%	0.9%	0.2%	3.1%	16.7%	21.8%	16.1%	11.9%
Subprime	—	—	—	—	—	0.3%	0.7%	0.7%	0.0%	—
Interest Only	0.2%	0.3%	0.7%	1.3%	1.0%	5.6%	15.2%	15.2%	10.1%	5.0%
Negative Amortizing						0.0%	0.3%	3.1%	3.2%	1.9%
Investor	9.3%	7.2%	6.5%	4.6%	2.5%	5.6%	6.5%	7.0%	6.4%	5.4%
Condo/Co-op	10.4%	9.1%	8.8%	8.6%	8.2%	10.3%	10.4%	10.5%	9.8%	8.8%
Refinance	70.2%	79.4%	76.5%	77.4%	79.9%	58.6%	50.4%	48.3%	53.1%	57.3%
Total Refi Plus Initiative [3]	22.5%	24.5%	24.3%	23.4%	10.6%	—	—	—	—	—
HARP	13.7%	15.6%	9.9%	9.8%	4.1%	—	—	—	—	—
Origination Loan-to-Value Ratio:										
>80% and <=105%	58.4%	57.2%	88.1%	94.4%	99.1%	—	—	—	—	—
>105% and <=125%	21.5%	22.1%	11.9%	5.6%	0.9%	—	—	—	—	—
>125%	20.1%	20.7%	—	—	—	—	—	—	—	—
HARP Weighted Average Origination Loan-to-Value Ratio	109.8%	111.0%	94.3%	92.2%	90.7%	—	—	—	—	—

(1) Percentage calculated based on unpaid principal balance of loans at time of acquisition. Single-family business acquisitions refer to single-family mortgage loans we acquire through purchase or securitization transactions.
(2) The increase after 2009 is the result of the Home Affordable Refinance Program ("HARP"), which involves the refinance of existing Fannie Mae loans with high loan-to-value ratios, including loans with loan-to-value ratios in excess of 100%.
(3) Our Refi Plus initiative, which includes HARP, started in April 2009. Our Refi Plus initiative provides expanded refinance opportunities for eligible Fannie Mae borrowers.
(4) FICO credit score is as of loan origination, as reported by the seller of the mortgage loan.
(5) Newly originated Alt-A loans acquired after 2008 consist of the refinance of existing loans under our Refi Plus initiative.



Credit Characteristics of Single-Family Business Acquisitions under the Refi Plus Initiative

	Acquisition Year									
	HARP [1]					Other Refi Plus [1]				
	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Unpaid Principal Balance (billions)	$99.5	$129.9	$55.6	$59.0	$27.9	$64.4	$73.8	$81.2	$80.5	$44.7
Weighted Average Origination Note Rate	4.04%	4.14%	4.78%	5.00%	5.05%	3.80%	3.89%	4.44%	4.68%	4.85%
Origination Loan-to-Value Ratio										
<= 80%	—	—	—	—	—	100.00%	100.00%	100.00%	100.00%	100.00%
>80% and <= 105%	58.4%	57.2%	88.1%	94.4%	99.1%	—	—	—	—	—
>105% and <= 125%	21.5%	22.1%	11.9%	5.6%	0.9%	—	—	—	—	—
>125%	20.1%	20.7%	----	----	----	----	----	----	----	----
Weighted Average Origination Loan-to-Value Ratio	109.8%	111.0%	94.3%	92.2%	90.7%	60.2%	61.1%	60.2%	62.3%	63.3%
FICO Credit Scores [2]										
0 to < 620	6.7%	3.7%	2.1%	2.0%	1.2%	5.3%	2.9%	1.7%	1.4%	0.8%
>= 620 and < 660	9.5%	6.0%	3.8%	3.6%	2.5%	6.9%	4.2%	2.8%	2.4%	1.7%
>=660 and < 700	17.5%	13.4%	11.6%	11.6%	9.6%	13.5%	9.8%	8.8%	8.0%	6.7%
>=700 and < 740	21.2%	20.3%	21.0%	21.4%	22.3%	18.4%	16.2%	16.7%	15.9%	16.3%
>=740	45.1%	56.6%	61.5%	61.2%	64.4%	55.8%	66.9%	70.0%	72.3%	74.5%
Weighted Average FICO Credit Score	722	738	746	746	749	737	753	758	760	762
Product Distribution										
Fixed-rate	99.6%	99.3%	96.8%	97.2%	97.9%	99.3%	98.9%	97.6%	97.3%	98.1%
Adjustable-rate	0.4%	0.7%	3.2%	2.8%	2.1%	0.7%	1.1%	2.4%	2.7%	1.9%
Owner Occupied	78.6%	85.7%	86.3%	91.1%	95.2%	81.6%	87.2%	89.2%	91.8%	93.5%
Second/Vacation Home	3.1%	2.8%	3.6%	3.5%	3.3%	3.5%	3.2%	3.6%	3.5%	4.2%
Investor	18.3%	11.5%	10.1%	5.4%	1.6%	14.9%	9.6%	7.3%	4.7%	2.3%
Condo/Co-op	13.2%	10.9%	10.5%	10.1%	8.3%	9.3%	7.6%	5.8%	6.0%	6.8%

(1) Our Refi Plus initiative, under which we acquire HARP loans, started in April 2009. HARP loans have LTV ratios at origination in excess of 80%, while Other Refi Plus loans have LTV ratios at origination of up to 80%.

(2) FICO credit score is as of loan origination, as reported by the seller of the mortgage loan.



Credit Characteristics of Single-Family Conventional Guaranty Book of Business by Key Product Features

Default Rate.

As of December 31, 2013	Negative Amortizing Loans	Interest Only Loans	Loans with FICO < 620 [3]	Loans with FICO ≥ 620 and < 660 [3]	Loans with Origination LTV Ratio > 90	Loans with FICO < 620 and Origination LTV Ratio > 90 [3]	Alt-A Loans	Subprime Loans [6]	Subtotal of Key Product Features [1]	Overall Book
Unpaid Principal Balance (billions) [2]	$6.4	$80.7	$74.3	$155.0	$425.7	$21.1	$131.3	$4.2	$739.4	$2,820.4
Share of Single-family Conventional Guaranty Book	0.2%	2.9%	2.6%	5.5%	15.1%	0.7%	4.7%	0.1%	26.2%	100.0%
Average Unpaid Principal Balance [2]	$100,587	$234,819	$119,637	$131,294	$171,735	$131,430	$152,326	$142,220	$156,043	$160,357
Serious Delinquency Rate	4.95%	11.77%	9.91%	7.28%	3.48%	10.90%	9.23%	16.93%	5.67%	%
Origination Years 2005-	54.6%	78.7%	46.0%	40.0%	14.3%	36.5%	61.1%	85.3%	31.0%	14.7%
Weighted Average Origination Loan-to-value Ratio	70.5%	74.0%	80.8%	79.3%	105.3%	106.9%	77.1%	76.8%	90.7%	74.1%
Origination Loan-to-value Ratio > 90%	0.3%	7.9%	28.4%	23.4%	100.0%	100.0%	13.2%	6.5%	57.6%	15.1%
Weighted Average Mark-to-market Loan-to-value Ratio	70.7%	91.8%	79.9%	77.3%	95.2%	103.3%	83.3%	94.7%	86.3%	66.7%
Mark-to-market Loan-to-value Ratio > 100% and <= 125%	15.5%	23.4%	14.5%	12.3%	18.6%	29.3%	17.4%	23.1%	15.6%	5.0%
Mark-to-market Loan-to-value Ratio > 125%	11.9%	13.6%	7.5%	6.5%	8.7%	17.4%	10.1%	16.0%	7.3%	2.2%
Weighted Average FICO [3]	706	724	584	642	728	585	714	618	704	744
FICO < 620 [3]	6.8%	1.5%	100.0%	—	5.0%	100.0%	2.0%	51.5%	10.1%	2.6%
Fixed-rate	4.0%	24.5%	81.5%	83.5%	94.2%	85.6%	65.2%	63.0%	82.8%	91.5%
Primary Residence	68.6%	85.2%	95.2%	93.1%	91.0%	95.3%	76.9%	96.9%	89.3%	88.2%
Condo/Co-op	12.8%	15.3%	4.8%	6.2%	10.4%	5.9%	10.1%	3.9%	9.6%	9.5%
Credit Enhanced [4]	38.8%	14.3%	25.2%	22.2%	57.4%	61.5%	12.8%	56.1%	37.1%	15.1%
% of 2009 Credit Losses [5]	2.0%	32.6%	8.8%	15.5%	19.2%	3.4%	39.6%	1.5%	75.0%	100.0%
% of 2010 Credit Losses [5]	1.9%	28.6%	8.0%	15.1%	15.9%	2.7%	33.2%	1.1%	68.4%	100.0%
% of 2011 Credit Losses [5]	1.2%	25.8%	7.9%	14.7%	14.0%	2.2%	27.3%	0.6%	63.4%	100.0%
% of 2012 Credit Losses [5]	0.5%	21.8%	7.8%	14.2%	16.8%	2.3%	23.7%	1.1%	61.2%	100.0%
% of 2013 Credit Losses [5][6]	0.8%	18.7%	7.0%	15.7%	20.8%	2.0%	26.0%	— %	63.4%	100.0%

(1) Loans with multiple product features are included in all applicable categories. The subtotal is calculated by counting a loan only once even if it is included in multiple categories.

(2) Excludes non-Fannie Mae securities held in portfolio and those Alt-A and subprime wraps for which Fannie Mae does not have loan-level information. Fannie Mae had access to detailed loan-level information for approximately 99% of its single-family conventional guaranty book of business as of December 31, 2013.

(3) FICO credit score is as of loan origination, as reported by the seller of the mortgage loan.

(4) Unpaid principal balance of all loans with credit enhancement as a percentage of unpaid principal balance of single-family conventional guaranty book of business for which Fannie Mae had access to loan-level information.

(5) Expressed as a percentage of credit losses for the single-family guaranty book of business. Does not reflect the impact of recoveries that have not been allocated to specific loans. For information on total credit losses, refer to Fannie Mae's 2013 Form 10-K.

(6) Credit losses are negative due to recoveries recognized in the fourth quarter of 2013.

8



Credit Characteristics of Single-Family Conventional Guaranty Book of Business by Origination Year

As of December 31, 2013	Overall Book	Origination Year									
		2013	2012	2011	2010	2009	2008	2007	2006	2005	2004 and Earlier
Unpaid Principal Balance (billions) [1]	$2,820.4	$609.9	$728.0	$320.8	$280.2	$209.0	$80.3	$137.2	$98.7	$99.6	$256.7
Share of Single-Family Conventional Guaranty Book	100.0%	21.6%	25.8%	11.4%	9.9%	7.4%	2.8%	4.9%	3.5%	3.5%	9.1%
Average Unpaid Principal Balance [1]	$160,357	$199,516	$199,440	$171,471	$170,319	$164,285	$152,148	$163,511	$148,107	$129,790	$77,966
Serious Delinquency Rate	2.38%	0.04%	0.17%	0.34%	0.56%	0.98%	6.69%	12.18%	11.26%	7.26%	3.50%
Weighted Average Origination Loan-to-Value Ratio	74.1%	76.1%	76.0%	71.4%	71.2%	69.8%	74.7%	78.3%	75.3%	73.5%	71.7%
Origination Loan-to-Value Ratio > 90% [2]	15.1%	19.4%	18.7%	12.7%	10.4%	6.6%	12.7%	20.9%	12.6%	9.8%	10.5%
Weighted Average Mark-to-Market Loan-to-Value Ratio	66.7%	71.1%	64.3%	59.2%	60.6%	62.5%	77.2%	94.2%	92.0%	78.0%	50.9%
Mark-to-Market Loan-to-Value Ratio > 100% and <= 125%	5.0%	3.7%	3.6%	0.8%	1.1%	1.4%	11.8%	24.0%	22.0%	13.2%	2.1%
Mark-to-Market Loan-to-Value Ratio > 125%	2.2%	1.7%	1.4%	0.0%	0.1%	0.1%	2.8%	13.2%	13.2%	5.2%	0.7%
Weighted Average FICO [3]	744	751	759	758	757	754	718	694	699	708	709
FICO < 620 [3]	2.6%	1.5%	1.0%	0.7%	0.7%	0.7%	5.4%	10.8%	8.6%	6.5%	7.2%
Interest Only	2.9%	0.2%	0.3%	0.6%	1.0%	1.0%	7.5%	18.1%	20.0%	13.1%	2.8%
Negative Amortizing	0.2%	—	—	—	—	—	—	0.1%	1.6%	1.8%	1.1%
Fixed-rate	91.5%	97.6%	97.4%	94.5%	95.4%	97.2%	77.8%	67.7%	66.5%	70.3%	82.5%
Primary Residence	88.2%	86.4%	88.6%	87.3%	89.3%	90.8%	87.0%	89.1%	87.0%	86.5%	90.0%
Condo/Co-op	9.5%	10.4%	9.2%	8.8%	8.6%	9.0%	11.3%	10.1%	11.0%	10.9%	8.0%
Credit Enhanced [4]	15.1%	19.9%	15.1%	10.2%	7.4%	6.9%	26.3%	31.0%	19.9%	15.2%	11.2%
% of 2009 Credit Losses [5]	100.0%	—	—	—	—	—	4.8%	36.0%	30.9%	16.4%	11.9%
% of 2010 Credit Losses [5]	100.0%	—	—	—	—	0.4%	7.0%	35.8%	29.2%	15.9%	11.7%
% of 2011 Credit Losses [5]	100.0%	—	—	—	0.7%	1.6%	5.7%	30.3%	27.7%	19.2%	14.8%
% of 2012 Credit Losses [5]	100.0%	—	0.1%	0.6%	1.9%	2.5%	7.7%	31.5%	26.3%	16.3%	13.1%
% of 2013 Credit Losses [5]	100.0%	0.1%	1.9%	1.7%	2.9%	3.4%	7.1%	30.2%	24.6%	15.8%	12.4%
Cumulative Default Rate [6]	—	0.0%	0.1%	0.2%	0.3%	0.5%	4.1%	12.7%	11.6%	7.0%	—

(1) Excludes non-Fannie Mae securities held in portfolio and those Alt-A and subprime wraps for which Fannie Mae does not have loan-level information. Fannie Mae had access to detailed loan-level information for approximately 99% of its single-family conventional guaranty book of business as of December 31, 2013.

(2) The increase after 2009 is the result of the Home Affordable Refinance Program ("HARP"), which involves the refinance of existing Fannie Mae loans with high loan-to-value ratios, including loans with loan-to-value ratios in excess of 100%.

(3) FICO credit score is as of loan origination, as reported by the seller of the mortgage loan.

(4) Unpaid principal balance of all loans with credit enhancement as a percentage of unpaid principal balance of single-family conventional guaranty book of business for which Fannie Mae has access to loan-level information.

(5) Expressed as a percentage of credit losses for the single-family guaranty book of business. Does not reflect the impact of recoveries that have not been allocated to specific loans. For information on total credit losses, refer to Fannie Mae's 2013 Form 10-K.

(6) Defaults include loan liquidations other than through voluntary pay-off or repurchase by lenders and include loan foreclosures, short sales, sales to third parties and deeds-in-lieu of foreclosure. Cumulative Default Rate is the total number of single-family conventional loans in the guaranty book of business originated in the identified year that have defaulted, divided by the total number of single-family conventional loans in the guaranty book of business originated in the identified year. For 2003 and 2004 cumulative default rates, refer to slide 16.



Credit Characteristics of Single-Family Conventional Guaranty Book of Business by Select States

As of December 31, 2013	Overall Book	AZ	CA	FL	NV	Select Midwest States [1]
Unpaid Principal Balance (billions) [2]	$2,820.4	$67.9	$551.4	$160.4	$27.1	$276.8
Share of Single-Family Conventional Guaranty Book	100.0%	2.4%	19.6%	5.7%	1.0%	9.8%
Average Unpaid Principal Balance [2]	$160,357	$149,802	$226,815	$138,769	$155,002	$124,126
Serious Delinquency Rate	2.38%	1.12%	0.98%	6.89%	4.19%	2.43%
Origination Years 2005-2008	14.7%	18.2%	11.5%	30.0%	25.5%	14.1%
Weighted Average Origination Loan-to-Value Ratio	74.1%	83.1%	68.7%	80.9%	88.8%	78.5%
Origination Loan-to-Value Ratio > 90%	15.1%	25.6%	10.1%	22.2%	27.5%	20.5%
Weighted Average Mark-to-Market Loan-to-Value Ratio	66.7%	72.9%	57.6%	80.4%	84.7%	73.7%
Mark-to-Market Loan-to-Value Ratio >100% and <=125%	5.0%	10.6%	3.9%	13.6%	15.4%	7.2%
Mark-to-Market Loan-to-Value Ratio >125%	2.2%	4.8%	1.8%	11.6%	15.3%	3.5%
Weighted Average FICO [3]	744	745	753	731	740	739
FICO < 620 [3]	2.6%	2.3%	1.5%	4.4%	2.4%	3.5%
Interest Only	2.9%	5.2%	4.0%	5.8%	8.4%	1.8%
Negative Amortizing	0.2%	0.3%	0.6%	0.6%	0.8%	0.1%
Fixed-rate	91.5%	88.2%	90.0%	85.9%	83.2%	91.1%
Primary Residence	88.2%	79.1%	85.0%	81.3%	75.5%	92.5%
Condo/Co-op	9.5%	4.2%	12.6%	13.3%	5.3%	11.4%
Credit Enhanced [4]	15.1%	14.9%	7.4%	14.2%	13.9%	19.0%
% of 2009 Credit Losses [5]	100.0%	10.8%	24.4%	15.5%	6.5%	14.8%
% of 2010 Credit Losses [5]	100.0%	10.0%	22.6%	17.5%	6.1%	13.6%
% of 2011 Credit Losses [5]	100.0%	11.7%	27.0%	11.0%	7.9%	12.0%
% of 2012 Credit Losses [5]	100.0%	6.3%	18.4%	21.4%	4.8%	18.7%
% of 2013 Credit Losses [5]	100.0%	1.4%	5.1%	28.9%	3.8%	21.8%

(1) Select Midwest states are Illinois, Indiana, Michigan, and Ohio.
(2) Excludes non-Fannie Mae securities held in portfolio and those Alt-A and subprime wraps for which Fannie Mae does not have loan-level information. Fannie Mae had access to detailed loan-level information for approximately 99% of its single-family conventional guaranty book of business as of December 31, 2013.
(3) FICO credit score is as of loan origination, as reported by the seller of the mortgage loan.
(4) Unpaid principal balance of all loans with credit enhancement as a percentage of unpaid principal balance of single-family conventional guaranty book of business for which Fannie Mae has access to loan-level information.
(5) Expressed as a percentage of credit losses for the single-family guaranty book of business. Does not reflect the impact of recoveries that have not been allocated to specific loans. For information on total credit losses, refer to Fannie Mae's 2013 Form 10-K.

10



Credit Characteristics of Alt-A Loans in the Single-Family Conventional Guaranty Book of Business

As of December 31, 2013	Alt-A[1]	2013[2]	2012[2]	2011[2]	2010[2]	2009[2]	2008	2007	2006	2005	2004 and Earlier
Unpaid principal balance (billions)[3]	$131.3	$8.2	$7.8	$5.7	$2.8	$1.1	$2.6	$27.4	$29.4	$20.8	$25.5
Share of Alt-A	100.0%	6.2%	5.9%	4.4%	2.1%	0.8%	2.0%	20.9%	22.4%	15.8%	19.5%
Weighted Average Origination Loan-to-Value Ratio	77.1%	96.9%	105.3%	75.3%	81.3%	76.7%	69.0%	75.1%	74.2%	73.1%	71.9%
Origination Loan-to-Value Ratio > 90% [4]	13.2%	52.4%	59.0%	26.4%	31.8%	23.0%	2.4%	8.6%	4.7%	3.3%	5.3%
Weighted Average Mark-to-Market Loan-to-Value Ratio	83.3%	89.2%	86.7%	62.8%	72.8%	71.5%	75.0%	96.7%	96.5%	84.2%	57.1%
Mark-to-Market Loan-to-Value Ratio > 100% and <=125%	17.4%	19.3%	19.7%	2.5%	4.8%	6.1%	11.2%	25.5%	25.3%	17.7%	3.8%
Mark-to-Market Loan-to-Value Ratio > 125%	10.1%	12.2%	11.7%	0.1%	0.2%	0.5%	2.9%	15.8%	16.8%	8.3%	0.9%
Weighted Average FICO [5]	714	710	721	740	727	729	719	705	708	719	715
FICO < 620 [5]	2.0%	9.6%	7.4%	3.1%	3.9%	4.4%	0.3%	0.7%	0.6%	0.5%	1.8%
Adjustable-rate	34.8%	0.4%	0.7%	2.5%	4.0%	3.7%	29.2%	41.6%	46.3%	50.5%	35.6%
Interest Only	25.6%	—	—	—	—	0.1%	8.1%	38.8%	39.6%	32.8%	16.6%
Negative Amortizing	2.6%								4.3%	6.7%	2.8%
Investor	18.9%	35.3%	29.8%	25.0%	13.0%	5.7%	17.3%	17.0%	15.2%	18.8%	16.7%
Condo/Co-op	10.1%	12.0%	11.1%	7.2%	8.9%	8.6%	6.3%	8.3%	10.5%	12.7%	9.7%
California	21.1%	23.9%	25.3%	25.5%	14.6%	13.9%	19.1%	21.0%	18.8%	19.5%	23.2%
Florida	11.5%	9.8%	11.6%	4.0%	3.3%	3.5%	10.0%	12.9%	13.6%	13.4%	9.4%
Credit Enhanced [6]	12.8%	7.9%	7.8%	2.1%	2.2%	1.4%	14.3%	16.5%	12.0%	11.1%	17.8%
Serious Delinquency Rate at December 31, 2012	11.36%	—	0.21%	1.05%	3.30%	4.89%	10.71%	17.41%	16.59%	11.76%	6.74%
Serious Delinquency Rate at December 31, 2013	9.23%	0.26%	0.82%	1.31%	3.47%	4.55%	10.35%	15.41%	14.63%	10.06%	6.07%
% of 2009 Credit Losses [7]	39.6%						0.4%	13.4%	15.8%	7.3%	2.6%
% of 2010 Credit Losses [7]	33.2%	—	—	—	0.0%	0.0%	0.5%	11.8%	12.8%	5.7%	2.3%
% of 2011 Credit Losses [7]	27.3%				0.1%	0.1%	0.3%	8.5%	10.1%	5.9%	2.5%
% of 2012 Credit Losses [7]	23.7%	—	0.0%	0.0%	0.1%	0.1%	0.3%	7.9%	8.9%	4.3%	1.9%
% of 2013 Credit Losses [7]	26.0%	0.0%	0.1%	0.2%	0.2%	0.1%	0.2%	9.1%	9.6%	4.7%	1.9%
Cumulative Default Rate [8]		0.0%	0.3%	0.7%	3.1%	4.3%	10.2%	22.7%	20.9%	13.5%	

(1) In reporting our Alt-A exposure, we have classified mortgage loans as Alt-A if and only if the lenders that deliver the mortgage loans to us have classified the loans as Alt-A based on documentation or other product features. We have loans with some features that are similar to Alt-A mortgage loans that we have not classified as Alt-A because they do not meet our classification criteria.

(2) Newly originated Alt-A loans acquired after 2008 consist of the refinance of existing loans under our Refi Plus initiative.

(3) Excludes non-Fannie Mae securities held in portfolio and those Alt-A and subprime wraps for which Fannie Mae does not have loan-level information. Fannie Mae had access to detailed loan-level information for approximately 99% of its single-family conventional guaranty book of business as of December 31, 2013.

(4) The increase after 2008 is the result of our HARP loans, which we began acquiring in April 2009 and which involve the refinance of existing Fannie Mae loans with high loan-to-value ratios, including loans with loan-to-value ratios in excess of 100%.

(5) FICO credit score is as of loan origination, as reported by the seller of the mortgage loan.

(6) Defined as unpaid principal balance of Alt-A loans with credit enhancement as a percentage of unpaid principal balance of all Alt-A loans for which Fannie Mae has access to loan-level information.

(7) Expressed as a percentage of credit losses for the single-family guaranty book of business. Does not reflect the impact of recoveries that have not been allocated to specific loans. For information on total credit losses, refer to Fannie Mae's 2013 Form 10-K.

(8) Defaults include loan liquidations other than through voluntary pay-off or repurchase by lenders and includes loan foreclosures, short sales, sales to third parties and deeds-in-lieu of foreclosure. Cumulative Default Rate is the total number of single-family conventional loans in the guaranty book of business originated in the identified year that have defaulted, divided by the total number of single-family conventional loans in the guaranty book of business originated in the identified year.

11



Credit Characteristics of Refi Plus Loans in the Single-Family Conventional Guaranty Book of Business

As of December 31, 2013	Origination Year									
	HARP [1]					Other Refi Plus [1]				
	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
Unpaid Principal Balance (billions)	$84.5	$124.8	$44.5	$41.6	$19.4	$54.2	$65.3	$52.9	$43.0	$19.0
Share of Single-Family Conventional Guaranty Book	3.0%	4.4%	1.6%	1.5%	0.7%	1.9%	2.3%	1.9%	1.5%	0.7%
Average Unpaid Principal Balance	$175,880	$193,343	$201,448	$213,750	$220,796	$134,704	$141,962	$145,173	$155,763	$160,086
Share of Total Refinances	4.2%	6.1%	2.2%	2.0%	1.0%	2.7%	3.2%	2.6%	2.1%	0.9%
Weighted Average Origination Loan-to-Value Ratio	109.4%	112.7%	95.0%	93.1%	91.5%	60.3%	61.3%	60.7%	63.0%	65.0%
Origination Loan-to-Value Ratio > 90%	75.0%	77.9%	58.7%	53.7%	48.8%	—	—	—	—	—
Weighted Average Mark-to-Market Loan-to-Value Ratio	100.7%	93.4%	79.6%	81.5%	84.4%	56.3%	52.3%	50.2%	53.6%	58.1%
Weighted Average FICO [2]	721	736	744	742	744	735	750	754	755	753
FICO < 620 [2]	7.0%	4.0%	2.3%	2.4%	1.8%	5.6%	3.3%	2.1%	1.9%	1.7%
Fixed-rate	99.6%	99.5%	97.2%	97.5%	97.8%	99.3%	99.1%	97.8%	97.7%	98.1%
Primary Residence	78.2%	85.0%	85.8%	90.2%	94.5%	81.1%	86.7%	88.1%	90.5%	92.0%
Second/Vacation Home	3.1%	2.8%	3.4%	3.5%	3.2%	3.5%	3.1%	3.6%	3.6%	4.6%
Investor	18.6%	12.2%	10.8%	6.3%	2.2%	15.4%	10.2%	8.4%	5.9%	3.4%
Condo/Co-op	13.2%	11.0%	10.3%	9.8%	8.2%	9.5%	7.7%	5.9%	6.2%	7.3%
Serious Delinquency Rate										
Overall Serious Delinquency Rate	0.19%	0.63%	1.18%	1.90%	2.73%	0.05%	0.16%	0.34%	0.62%	1.00%
Serious Delinquency Rate by MTMLTV Ratio:										
<=80%	0.09%	0.23%	0.63%	0.78%	1.08%	0.05%	0.16%	0.33%	0.56%	0.83%
80% and <=105%	0.14%	0.60%	1.72%	2.69%	3.29%	0.05%	0.37%	2.85%	4.25%	3.87%
105% and <=125%	0.28%	1.03%	3.29%	5.48%	7.82%	—	—	0.00%	2.56%	4.88%
>125%	0.42%	1.57%	4.42%	6.80%	8.76%	—	—	—	0.00%	3.45%
Mark-to-Market Loan-to-Value Ratio										
<=80%	12.8%	29.7%	54.1%	47.6%	37.3%	99.5%	99.8%	99.7%	98.2%	93.4%
80% and <=105%	56.4%	47.1%	42.7%	48.3%	57.1%	0.5%	0.2%	0.3%	1.8%	6.5%
105% and <=125%	18.2%	14.7%	3.0%	3.7%	5.1%	—	—	0.0%	0.0%	0.1%
>125%	12.5%	8.4%	0.2%	0.4%	0.6%	—	—	—	0.0%	0.0%

(1) Our Refi Plus initiative, under which we acquire HARP loans, started in April 2009. HARP loans have LTV ratios at origination in excess of 80%, while Other Refi Plus loans have LTV ratios at origination of up to 80%.

(2) FICO credit score is as of loan origination, as reported by the seller of the mortgage loan.

12



Serious Delinquency Rates by Select States and Region of Single-Family Conventional Guaranty Book of Business[1]





(1) Calculated based on the number of loans in Fannie Mae's single-family conventional guaranty book of business within each specified category.
(2) Select Midwest states are Illinois, Indiana, Michigan, and Ohio.
(3) For information on which states are included in each region, refer to footnote 9 to Table 39 in Fannie Mae's 2013 Form 10-K.

13



Single-Family Completed Workouts by Type



- Modifications involve changes to the original mortgage loan terms, which may include a change to the product type, interest rate, amortization term, maturity date and/or unpaid principal balance. Modifications include both completed modifications under the Administration's Home Affordable Modification Program (HAMP) and completed non-HAMP modifications, and do not reflect loans currently in trial modifications.
- Repayment plans involve plans to repay past due principal and interest over a reasonable period of time through temporarily higher monthly payments. Loans with completed repayment plans are included for loans that were at least 60 days delinquent at initiation.
- Forbearances involve an agreement to suspend or reduce borrower payments for a period of time. Loans with forbearance plans are included for loans that were at least 90 days delinquent at initiation.
- Deeds-in-lieu of foreclosure involve the borrower's voluntarily signing over title to the property.
- In a short sale, the borrower, working with the servicer and Fannie Mae, sells the home prior to foreclosure for less than the amount owed to pay off the loan, accrued interest and other expenses from the sale proceeds.

14



Re-performance Rates of Modified Single-Family Loans[1]

% Current or Paid Off	2010 Q4	2011 Q1	2011 Q2	2011 Q3	2011 Q4	2012 Q1	2012 Q2	2012 Q3	2012 Q4	2013 Q1	2013 Q2	2013 Q3
3 months post modification	81%	84%	84%	83%	84%	85%	84%	84%	85%	86%	83%	83%
6 months post modification	77%	78%	79%	79%	79%	78%	77%	80%	82%	79%	77%	n/a
9 months post modification	72%	75%	77%	76%	74%	73%	76%	78%	78%	76%	n/a	n/a
12 months post modification	69%	74%	75%	72%	71%	73%	75%	76%	76%	n/a	n/a	n/a
15 months post modification	68%	73%	72%	70%	71%	73%	74%	74%	n/a	n/a	n/a	n/a
18 months post modification	68%	71%	71%	70%	71%	72%	73%	n/a	n/a	n/a	n/a	n/a
21 months post modification	66%	70%	72%	71%	71%	72%	n/a	n/a	n/a	n/a	n/a	n/a
24 months post modification	65%	71%	73%	71%	71%	n/a	n/a	n/a	n/a	n/a	n/a	n/a

(1) Excludes loans that were classified as subprime adjustable rate mortgages that were modified into fixed rate mortgages. Modifications include permanent modifications, but do not reflect loans currently in trial modifications.

15



Cumulative Default Rates of Single-Family Conventional Guaranty Book of Business by Origination Year



Note: Defaults consist of loan liquidations other than through voluntary pay-off or repurchase by lenders and include loan foreclosures, short sales, sales to third parties and deeds-in-lieu of foreclosure. Cumulative Default Rate is the total number of single-family conventional loans in the guaranty book of business originated in the identified year that have defaulted, divided by the total number of single-family conventional loans in the guaranty book of business originated in the identified year.

Data as of December 31, 2013 is not necessarily indicative of the ultimate performance of the loans and performance is likely to change, perhaps materially, in future periods.

16



Single-Family Real Estate Owned (REO) in Select States

State	Average Days From Last Paid Installment to Foreclosure For Full Year 2013 [(2) (3) (4)]	REO Acquisitions and Dispositions (Number of Properties)						REO Inventory as of December 31, 2013	REO Inventory as of December 31, 2012
		2013	2012	2011	2010	2009	2008		
Beginning Balance	N/A	105,666	118,528	162,489	86,155	63,538	33,729	N/A	N/A
Arizona	431	4,310	8,133	16,172	20,691	12,854	5,532	2,189	3,497
California	560	6,382	14,980	27,589	34,051	19,565	10,624	4,931	8,909
Florida	1,226	30,298	23,586	13,748	29,628	13,282	6,159	19,876	13,838
Nevada	638	2,233	3,014	8,406	9,418	6,075	2,906	1,360	1,379
Select Midwest States [(1)]	724	31,830	40,070	33,777	45,411	28,464	23,668	26,252	29,148
All other States	679	69,331	84,696	100,004	122,879	65,377	45,763	48,621	48,895
Total Acquisitions	N/A	144,384	174,479	199,696	262,078	145,617	94,652	N/A	N/A
Total Dispositions	N/A	(146,821)	(187,341)	(243,657)	(185,744)	(123,000)	(64,843)	N/A	N/A
Ending Inventory	N/A	103,229	105,666	118,528	162,489	86,155	63,538	N/A	N/A

(1) Select Midwest States are Illinois, Indiana, Michigan, and Ohio.
(2) Measured from the borrowers' last paid installment on their mortgages to when the related properties were added to our REO inventory for foreclosures completed during full year of 2013.
(3) Fannie Mae incurs additional costs associated with property taxes, hazard insurance, and legal fees while a delinquent loan remains in the foreclosure process. Additionally, the longer a loan remains in the foreclosure process, the longer it remains in our guaranty book of business as a seriously delinquent loan. The average number of days from last paid installment to foreclosure for all states combined were 325, 407, 479, 529, 655, and 793 in each of the years 2008 through 2013, respectively.
(4) Home Equity Conversion Mortgages (HECMs) excluded from calculation.



Single-Family Short Sales and REO Sales Price / UPB of Mortgage Loans[1] [2]



Gross Sales Price/UPB Trends on Direct Sale Dispositions[1] and Short Sales[2] Top 5 States[3]

REO Gross Sales Price/UPB	2012	2013			
	Q4	Q1	Q2	Q3	Q4
CA	73.2%	78.0%	85.3%	86.7%	86.8%
FL	62.2%	64.5%	67.8%	70.7%	72.0%
MI	56.9%	59.9%	65.1%	67.8%	66.7%
IL	55.0%	57.2%	61.9%	63.2%	64.5%
OH	59.2%	61.7%	62.4%	64.6%	61.9%
Top 5	63.9%	66.9%	71.1%	71.7%	72.1%
All Others	72.2%	73.5%	77.6%	77.8%	76.2%
Total	68.5%	70.6%	74.6%	74.8%	74.2%

Short Sales Gross Sales Price/UPB	2012	2013			
	Q4	Q1	Q2	Q3	Q4
CA	71.1%	72.2%	75.5%	78.7%	81.4%
AZ	69.9%	73.1%	76.5%	78.2%	79.2%
FL	63.7%	65.8%	68.8%	71.3%	73.6%
NV	59.1%	63.0%	67.1%	70.1%	73.6%
IL	67.3%	66.7%	68.6%	70.5%	72.7%
Top 5	67.0%	68.8%	71.7%	73.9%	76.3%
All Others	76.2%	76.7%	78.6%	79.8%	80.4%
Total	70.4%	71.7%	74.3%	76.2%	78.0%

(1) Calculated as the sum of sale proceeds received on REO properties that have been sold to a third party (excluding properties that have been repurchased by the seller/servicer, acquired by a mortgage insurance company, redeemed by a borrower, or sold through the FHFA Rental Pilot) divided by the aggregate unpaid principal balance (UPB) of the related loans. Gross sales price represents the contract sale price. Net sales price represents the contract sale price less selling costs for the property and adjusted for other charges/credits paid by or due to the seller at closing. Properties disposed of in the fourth quarter of 2012 through structured rental transactions have been excluded from the Net/Gross Proceeds to UPB calculations.

(2) Calculated as the sum of sales proceeds received on short sales divided by the aggregate unpaid principal balance (UPB) of the related loans. Gross sales price represents the contract sale price. Net sales price represents the contract sale price less charges/credits paid by or due to other parties at closing.

(3) The states shown had the greatest volume of properties sold in 2013 in each respective category.

18



Multifamily Credit Profile by Loan Attributes

As of December 31, 2013	Loan Counts	Unpaid Principal Balance (Billions)	% of Multifamily Guaranty Book of Business (UPB)	% Seriously Delinquent [1]	% of 2013 Multifamily Credit Losses [2]	% of 2012 Multifamily Credit Losses	% of 2011 Multifamily Credit Losses	% of 2010 Multifamily Credit Losses
Total Multifamily Guaranty Book of Business	35,581	$198.9	100%	0.10%	100%	100%	100%	100%
Credit Enhanced Loans:								
Credit Enhanced	32,204	$181.1	91%	0.10%	1%	73%	83%	68%
Non-Credit Enhanced	3,377	$17.7	9%	0.13%	99%	27%	17%	32%
Origination loan-to-value ratio: [3]								
Less than or equal to 70%	22,833	$110.1	56%	0.04%	46%	14%	18%	8%
Greater than 70% and less than or equal to 80%	10,366	$81.9	41%	0.17%	35%	71%	70%	89%
Greater than 80%	2,382	$6.9	3%	0.23%	18%	15%	12%	3%
Delegated Underwriting and Servicing (DUS ®) Loans: [4]								
DUS ® - Small Balance Loans[5]	8,762	$16.6	8%	0.24%	5%	7%	9%	7%
DUS ® - Non Small Balance Loans	12,454	$161.7	82%	0.06%	-26%	71%	72%	61%
DUS ® - Total	21,216	$178.3	90%	0.08%	-21%	78%	81%	68%
Non-DUS - Small Balance Loans[5]	13,589	$10.3	5%	0.50%	43%	16%	12%	10%
Non-DUS - Non Small Balance Loans	776	$10.3	5%	0.17%	78%	6%	7%	22%
Non-DUS - Total	14,365	$20.6	10%	0.34%	121%	22%	19%	32%
Maturity Dates:								
Loans maturing in 2014	1,504	$6.8	3%	0.25%	-16%	12%	5%	11%
Loans maturing in 2015	2,548	$12.8	6%	0.08%	-2%	8%	6%	4%
Loans maturing in 2016	2,652	$14.0	7%	0.07%	33%	12%	8%	14%
Loans maturing in 2017	3,764	$18.4	9%	0.29%	81%	33%	21%	12%
Loans maturing in 2018	3,187	$17.9	9%	0.10%	1%	14%	21%	8%
Other maturities	21,926	$129.1	65%	0.08%	3%	22%	39%	51%
Loan Size Distribution:								
Less than or equal to $750K	8,883	$2.6	1%	0.51%	13%	5%	5%	2%
Greater than $750K and less than or equal to $3M	12,262	$18.4	9%	0.38%	62%	17%	16%	16%
Greater than $3M and less than or equal to $5M	4,522	$16.6	8%	0.21%	4%	12%	11%	17%
Greater than $5M and less than or equal to $25M	8,559	$88.0	44%	0.10%	-34%	55%	50%	48%
Greater than $25M	1,355	$73.4	37%	—	55%	11%	18%	17%

(1)   We classify multifamily loans as seriously delinquent when payment is 60 days or more past due.

(2)   Negative values are the result of recoveries on previously charged off amounts and may also cause other percentages to be greater than 100%.

(3)   Weighted Average Origination loan-to-value ratio is 66% as of December 31, 2013.

(4)   Under the Delegated Underwriting and Servicing, or DUS ®, product line, Fannie Mae acquires individual, newly originated mortgages from specially approved DUS lenders using DUS underwriting standards and/or DUS loan documents. Because DUS lenders generally share the risk of loss with Fannie Mae, they are able to originate, underwrite, close and service certain loans without our pre-review.

(5)   Multifamily loans with an original unpaid balance of up to $3 million nationwide or up to $5 million in high cost markets.



Multifamily Credit Profile by Acquisition Year

Multifamily SDQ Rate by Acquisition Year



Cumulative Defaults by Acquisition Year



As of December 31, 2013	Unpaid Principal Balance (Billions)	% of Multifamily Guaranty Book of Business (UPB)	% Seriously Delinquent [1]	# of Seriously Delinquent loans [1]	% of 2013 Multifamily Credit Losses [2]	% of 2012 Multifamily Credit Losses [2]	% of 2011 Multifamily Credit Losses	% of 2010 Multifamily Credit Losses
Total Multifamily Guaranty Book of Business	$198.9	100%	0.10%	102	100%	100%	100%	100%
By Acquisition Year:								
2013	$29.1	15%	—	—	—	—	—	—
2012	$33.0	17%	—	—	0%	—	—	—
2011	$22.5	11%	—	—	-2%	0%	—	—
2010	$16.1	8%	0.02%	1	96%	0%	—	—
2009	$15.9	8%	0.02%	2	-27%	7%	6%	2%
2008	$19.7	10%	0.17%	21	-12%	23%	31%	17%
2007	$23.9	12%	0.31%	38	13%	48%	33%	38%
2006	$13.8	7%	0.21%	13	45%	10%	7%	17%
2005	$10.0	5%	0.07%	4	10%	17%	3%	2%
Prior to 2005	$15.0	8%	0.38%	23	-23%	-4%	20%	25%

(1)   We classify multifamily loans as seriously delinquent when payment is 60 days or more past due.
(2)   Negative values are the result of recoveries on previously charged off amounts and may also cause other percentages to be greater than 100%.

20



Multifamily Credit Profile

As of December 31, 2013	Unpaid Principal Balance (Billions)	% of Multifamily Guaranty Book of Business (UPB)	% Seriously Delinquent [1]	% of 2013 Multifamily Credit Losses [2]	% of 2012 Multifamily Credit Losses	% of 2011 Multifamily Credit Losses	% of 2010 Multifamily Credit Losses
Total Multifamily Guaranty Book of Business	$198.9	100%	0.10%	100%	100%	100%	100%
Region: [3]							
Midwest	$17.5	9%	0.23%	-38%	15%	23%	10%
Northeast	$39.7	20%	0.11%	-8%	10%	3%	5%
Southeast	$42.9	21%	0.11%	12%	53%	42%	40%
Southwest	$37.5	19%	0.09%	-32%	8%	26%	40%
Western	$61.3	31%	0.07%	166%	14%	6%	6%
Top Five States by UPB:							
California	$47.3	24%	0.05%	8%	1%	1%	2%
New York	$23.6	12%	0.08%	2%	3%	0%	1%
Texas	$19.5	10%	0.05%	-16%	2%	19%	12%
Florida	$10.6	5%	0.14%	23%	36%	10%	13%
Washington	$7.2	4%	0.06%	1%	0%	0%	0%
Asset Class: [4]							
Conventional/Co-op	$177.6	89%	0.12%	99%	94%	96%	99%
Seniors Housing	$12.8	6%	—	—	—	—	—
Manufactured Housing	$5.4	3%	—	0%	3%	0%	0%
Student Housing	$3.1	2%	—	1%	3%	4%	1%
Targeted Affordable Segment:							
Privately Owned with Subsidy [5]	$29.4	15%	0.06%	-15%	3%	14%	6%
DUS & Non-DUS Lenders/Servicers:							
DUS: Bank (Direct, Owned Entity, or Subsidiary)	$70.4	35%	0.08%	7%	21%	29%	45%
DUS: Non-Bank Financial Institution	$118.2	59%	0.11%	79%	70%	68%	50%
Non-DUS: Bank (Direct, Owned Entity, or Subsidiary)	$9.0	5%	0.18%	4%	6%	1%	4%
Non-DUS: Non-Bank Financial Institution	$1.1	1%	0.19%	10%	2%	1%	1%
Non-DUS: Public Agency/Non Profit	$0.2	0%	—	0%	0%	0%	0%

(1) We classify multifamily loans as seriously delinquent when payment is 60 days or more past due.
(2) Negative values are the result of recoveries on previously charged off amounts and may also cause other percentages to be greater than 100%.
(3) For information on which states are included in each region, refer to footnote 9 to Table 39 in Fannie Mae's 2013 Form 10-K.
(4) Conventional Multifamily/Cooperative Housing/Affordable Housing: Conventional Multifamily is a loan secured by a residential property comprised of five or more dwellings which offers market rental rates (i.e., not subsidized or subject to rent restrictions). Cooperative Housing is a multifamily loan made to a cooperative housing corporation and secured by a first or subordinated lien on a cooperative multifamily housing project that contains five or more units. Affordable Housing is a multifamily loan on a mortgaged property encumbered by a regulatory agreement or recorded restriction that limits rents, imposes income restrictions on tenants or places other restrictions on the use of the property. Manufactured Housing Communities: A multifamily loan secured by a residential development that consists of sites for manufactured homes and includes utilities, roads and other infrastructure. In some cases, landscaping and various other amenities such as a clubhouse, swimming pool, and tennis and/or sports courts are also included. Seniors Housing: A multifamily loan secured by a mortgaged property that is intended to be used for residents for whom the owner or operator provides special services that are typically associated with either "independent living" or "assisted living." Some Alzheimer's and skilled nursing capabilities are permitted. Dedicated Student Housing: Multifamily loans secured by residential properties in which college or graduate students make up at least 80% of the tenants. Dormitories are not included.
(5) The Multifamily Affordable Business Channel focuses on financing properties that are under a regulatory agreement that provides long-term affordability, such as properties with rent subsidies or income restrictions.



Multifamily 2013 Credit Losses by State ($ Millions)*



Example:
UPB in NY is $24B and 2013 Credit Losses are $1M

WA $1M
OR
MT
ND
MN $1M
WI
MI $(21)M
ME
VT
NH
NY $1M
MA $2M
RI
CT $4M
NJ $3M
DE $(3)M
MD $(6)M
DC
ID $1M
SD
WY $1M
NE
IA
PA $(11)M
NV $96M
UT
CO $(15)M
KS $3M
MO $(8)M
IL $(5)M
IN $7M
OH
WV
VA $1M
KY $3M
NC $(7)M
CA $4M
AZ $15M
NM
OK $(3)M
AR $1M
TN $(10)M
SC $(3)M
AL $7M
GA
AK
TX $(8)M
MS $9M
LA $(1)M
HI $(22)M
FL $11M

Portfolio UPB Concentration by State as of 12/31/2013

■	>$10 B
▨	$5B - $10B
▨	$3B - $5B
▨	$1B - $3B
□	< $1B

*Total state credit losses will not tie to total 2013 credit losses due to rounding.

Numbers: Represent 2013 credit losses for each state which totaled $52M as of December 31, 2013. States with no numbers had less than $500K in credit losses or less than $500K in credit-related income in 2013.

Shading: Represent Unpaid Principal Balance (UPB) for each state which totaled $198.9B as of December 31, 2013.

Note: Negative values are the result of recoveries on previously charged-off amounts.